UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

EXPLANATORY NOTE

“Resubmission of the ballot paper and inclusion of information about Annex 9-1-II of ICVM 481/09.”

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Extraordinary General Meeting
Ordinary General Meeting
-
MANUAL FOR SHAREHOLDER’S PARTICIPATION
April 26th, 2018

INDEX
Comments from the Chairman of Board of Directors 3 Comments from the CEO 6 Invitation 9 Notice of Meeting 10 Information to Vote by Distance Voting Form 13 Annex I – Distance Voting Form 16 Items to be discussed in the Extraordinary General Meeting (EGM):
I. Amendment proposal of Petrobras’s ByLaws: 29 Annex I – Proposals of Petrobras’s ByLaws changes 33
Annex II – Proposals changes 63
II. Consolidation of Petrobras’s Bylaws to reflect the approved changes; 71 Annex I – Petrobras’s Bylaws after changes 72
Items to be discussed in the Ordinary General Meeting (OGM):
I. To analyze management accounts, examine, discuss and vote the Integrated Reporting and Company’s Financial Statements, with Independent Auditors and Fiscal Council’s Reports of Fiscal Year of 2017 102
II. Establishment of the number of members of the Board of Directors 103 III. Election of the 11 Members of Board of Directors 104 Annex I – Information concerning the members nominated to the Board of Directors indicated by controlling shareholder 105
Annex II – Information concerning the members nominated to the Board of Directors indicated by non-controlling shareholders 112
Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Board of Directors 115 Annex I – Form - Administrator Registration 117
Annex II – Form – Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the 124

General Structure of Petrobras
Annex III – Form – Independence Requirements 127 IV. Election of the Chairman of the Board of Directors 129 V. Election of 5 Members to the Fiscal Council and their respective alternates 130 Annex I - Information concerning the members nominated to the Fiscal Council indicated by controlling shareholder 131
Annex II - Information concerning the members nominated to the Fiscal Council indicated by non-controlling shareholders 137
Verification of Legal Requirements and Prohibitions and Statutory required for the
Appointment of Fiscal Council 143
Annex I – Registration Form for Fiscal Council Board Member 145 Annex II – Form – Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras 151 Annex III – Form – Independence Requirements 155 VI. Establishment of the compensation of management and effective members of the Fiscal Council and members of the Statutory Advisory Committes of the Board of Directors 157
Annex I - Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09 158
Annex II - Management comments about Petrobras financial position 185
Annex III – Information on Item 5.3 of the “Formulário de Referência” 290

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS
Dear shareholders, employees and business partners of PETROBRAS
This Message has two great goals.
The first of these is to be the first Message of the Board of Directors, through its current President, at the end of the first year of its full term.
Initially this presidency was exercised, during 2015, as an interim and then replacing its holder, who applied a license and then resigned in the course of his term.
Once this interim and replacement cycle was completed, in April 2016, the Board was mandated by the shareholders for a full term of two (2) years, due in April 2018 and, during its first year of office, faced the exchange of the Chairman of the Executive Board.
Mr. Pedro Parente was appointed to be the new Chairman by the controlling shareholder and submitted to the integrity check, in which he was approved, was appointed by the Board. Since then, a partnership has been established with the presidency and the Executive Board, which has carried out a productive and constructive interaction, continuing the high-level work already developed under the chairmanship of Mr. Aldemir Bendine.
As soon as President Pedro Parente took office, he took, among other initiatives, to hold a series of debates aimed at a thorough review of PETROBRAS Strategic Planning; this initiative had the full support of the Board of Directors, which endorsed and supported the election of the 2 (two) main goals of this new Plan, namely:
• seek a considerable reduction of accidents in our facilities and our activities - thereby signaling the greater goal of preserving life and pursuing safe working conditions. Our goals in this respect are ambitious, aiming at a drastic reduction of personal incidents per million hours worked, which has been achieved with a lot of training, intensive improvement of process security and awareness, and
• Significantly reduce the company’s indebtedness and financial leverage. We are not proud to have the largest corporate debt in the oil and gas sector on the planet.
Incidentally, it is recognized that the debt has reached exaggeratedly high levels and corrective measures - such as those recommended in the Strategic Plan - have to be taken to refine it at a level more appropriate to Petrobras’ business. As President Pedro Parente pointed out, in order to achieve the commitment to invest in our main business - oil extraction and fuel industrialization - disinvesting in activities that are not directly related to it is not a choice between valid alternatives, it is a necessity - is one of the main ways, through an active portfolio management, to ensure the necessary resources to deliver the production curve that we have the condition - and obligation - to offer to the market. Another fundamental ingredient to ensure the cash flow that allows us to invest in our activities is formed by technological, exploration, production and/or financial partnerships. The second main objective of this Message is the formal registration of changes in the Company’s governance, of which the current Board is particularly proud. it is important to highlight that, since the very beginning of PETROBRAS activities, in the 1950s, the current

Board is the first constituted EXCLUSIVELY by Directors without ties to government bodies. In addition, care was taken in 2015, and preserved the principle in 2016, of composing a multidisciplinary Board - legal operators are there, specialists in financial reporting, accounting and auditing there, investors are there, there is a representative elected by the employees, there is a specialist in oil, gas and deep water, all facets of the life of the company, in short, have specialists and representatives in the Board.
In 2015, after taking office, the Board established or reinforced the mission and Internal Rules of 05 (five) Advisory Committees to the Board itself:
• an Audit Committee, which in 2016 became a Statutory Committee, adhering to the respective requirements of the Brazilian Securities and Exchange Commission (CVM) and the US Securities and Exchange Commission (SEC);
• a Strategic Affairs Committee;
• a Financial Committee;
• a Nomination, Compensation and Succession Committee; and
• a Safety, Environment and Health Committee.
More recently a Minority Committee has been set up, which has the duty, and the prerogative, to make a prior pronouncement on meeting the company’s interest in the main proposals for transactions with parties related to the Government, its Autarchies and Foundations, which are in charge of Council’s approval.
Each of these Committees is chaired by a member of the Board of Directors. The Statutory Audit Committee is made up of only members of the Board of Directors. In the other Committees, non-Board members who have the knowledge and expertise in the matters within the scope of each Committee participate. In order to give an insight into the intensity of the Committees’ performance, it may be said that in 2016 the Statutory Audit Committee met 29 (twenty-nine) times, the Indication, Compensation and Succession 32 (thirty-two) times, the Safety, Environment and Health Committee (thirteen) times, the Financial 26 (twenty-six) times and the Strategic 21 (twenty-one) times. All this along with 47 (forty-seven) meetings of the Board of Directors, between Ordinary and Extraordinary.
The whistleblower Channel has been greatly improved, and background checks on suppliers count in the thousands; have often been vetoed by indications of people with inadequate skills for decision-making positions, or by suppliers from whom we demand change in positions for better governance.
It is our duty to make accountability of this nature to face specific challenges as well. Two of them deserve registration:
• on the one hand, the extended deadlines to operationalize the divestments will be a direct effect of the imperative decision to abide by the determinations of improvement of transparency in the respective processes, coming from the competent authorities;
• On the other hand, discussions with the DoJ (US Department of Justice, SEC, and our Class Actions defense), as well as different procedures before Brazilian authorities (CVM, TCU, Public Prosecutor, Judiciary), will only ensure final results when such cases are closed, even though Petrobras is a victim in that case and, at no time, has directly or indirectly benefited from the illicit acts.

As I said at the beginning, this is the beginning of an “accountability” account in this first year of the current term.
And if we can summarize the understanding of our mission, beyond the safety of human life and the return to investment grade, perhaps the best expression of our task is to contribute to the recovery of the self-esteem of employees, investors and Brazilians in what is your biggest company and we all want it to be the best.
Nelson Carvalho
Chairman of the Board of Directors

COMMENTS FROM THE CEO
Dear Shareholders and Investors,
Report is an exercise of reflection, an opportunity to evaluate what has been done and what there is still to do. That gives us this Integrated Reporting, for the first time presented by Petrobras. We put together the annual report, which gives comprehensive information about the company (previously disclosed in the Report of Administration) with the information about sustainability, focusing on the social and environmental dimensions. In these two integrated and complementary documents, we offer the highlights of 2017 and our vision for the future.
We have reached a new moment at Petrobras. We are leaving behind the remnants of the crisis that shook us so much in the recent past and moving forward, with our heads held high, trying to do what is right and necessary. But we also know that there is still much to be done, and we are fully committed to continuing to pursue the goals of our business plan.
Our culture of security is consolidated every day. The total recordable injuries (TRI), which measures the number of accidents per million hours worked, fell, falling from 1.63 in 2016 to 1.08 in 2017, reaching the level of the best companies in the sector. We still want to do more. By 2018, we have the challenge of limiting TRI to 1 accident per million working hours exposed to risk. We have to regret, and we do it with great regret, the fact that we cannot prevent the occurrence of fatal accidents. In 2017, we lost six workers and had one missing. We will continue to use our best efforts to prevent this from happening again.
From the financial point of view, we did an intense debt management job, which allowed us to reduce its size, reduce interest rates and lengthen terms, reconciling our amortization schedule with the maturation time of our projects.
In the operational area, we met our production target for the third consecutive year, confirming the predictability of our projections. In Brazil, our average oil production for the fourth consecutive year reached a record high: it reached the mark of 2.15 million barrels per day in 2017, 0.4% above the result of the previous year.
Regarding our own production of natural gas, we reached, in 2017, the unprecedented volume of 79.6 million cubic meters per day. As a result, our total production in the country reached 2.65 million barrels of oil equivalent per day, 0.9% more than in 2016. This mark constitutes a new record for Petrobras.
We have increased the periodicity in diesel and gasoline price adjustments to make it more market-friendly and smoothed residential LPG readjustments - without loss of profitability for our company - to meet the needs of our consumers. Certainly important lessons for a company that for decades has been a monopolist: operate in a competitive environment and think about its customers.
We have had excellent results in reducing our costs, with the full operation of our new management system, which allows us to execute and follow, with discipline and method, our strategic plan and annual business plan. These plans, for the first time, are consistently integrated, ensuring that the company’s strategic objectives translate into concrete actions and targets to achieve the desired results.
We also continue to increase the efficiency and effectiveness of our investments. It is never too much to remember that we operate in a capital-intensive, long-term industry of maturing your investments. The cost reductions and increased effectiveness of our investments have provided continuous decreases in the unit costs of oil extraction and refining, and in the so-called “equilibrium brent”, which is the value of the barrel of oil from which the result net of our exploration and production investments exceed our cost of capital. The “equilibrium brent” of our portfolio had a reduction of US $ 43 / barrel in 2014 to US $ 29 / barrel in 2018.
Under the Partnership and Divestment Program, one of the pillars for the management of our asset portfolio and to guarantee the necessary resources for our investments, the initial public offering of shares held by Petrobras Distribuidora in November 2017 is the most open of capital on the Brazilian stock exchange since 2013, and the strategic partnership with the Norwegian company Statoil, which will provide us with technology to increase the oil recovery rate of our reservoirs.
The changes we have made in our management system and in our decision making processes have made Petrobras a more robust and reliable company, culminating in joining the State Governance Highlight Program and requesting adherence to Level 2 of B3 corporate governance. In addition, we have implemented several actions to strengthen our internal control environment and have succeeded in eliminating all the significant deficiencies and material weaknesses identified in recent years.
And moving forward also means looking at what is to come. One of our key strategies is to prepare the company for a future based on a low carbon economy: what we are doing to reduce emissions, intensify the use of natural gas as a cleaner source of energy, develop new technologies and deepen energy studies renewable energy sources. We voluntarily join the Climate Initiative for Oil and Gas (OGCI), the most important initiative in the sector to reduce emissions.
We recompose our portfolio of oil exploration following a strategy of leveraging value and reducing risk through partnerships. We acquired ten new exploration blocks, adding 11.4 thousand km2, about 17%, to our portfolio, with an investment of R $ 2.9 billion in signing bonus. We will almost double the number of exploratory wells drilled per year, from 15 wells in 2016 and 2017 to 29 wells in the years 2018 to 2022.

We are sure we are on the right track. The path of hard work, efficient and competent, which brings virtuous results and generates value for shareholders, employees and the whole society. We are paving a consistent path for the sustainability of our company and we know that this is a continuous work. I underscore, and thank, the commitment of our workforce, which has been tireless for the aforementioned results.
Last but not least, I reaffirm that we do not tolerate any form of fraud or corruption and do not accept the practice of ethical deviations. These are principles of our workforce, the Board of Executive Officers and the Board of Directors, of which we will not depart.
This Report is an attempt to increase transparency and dialogue with our stakeholders. Therefore, I invite everyone to read and to interact with us with suggestions for improvement.
Pedro Parente
CEO

INVITATION
Data: April 26, 2018
Horário: 3PM
Local: auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro
Matérias:
Extraordinary General Meeting

I.

Proposal to amend Petrobras’ Bylaws to amend articles 18, 21, 30, 43, 53, 58 and 63, as proposed by Management filed in the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and the Company, explaining that the procedure for selecting members of the Board of Directors proposed herein, if approved, will be applied only after the Annual General Meeting of April 26, 2018;

II. Consolidation of Petrobras´s ByLaws to reflect the approved changes.
Annual General Meeting

I.

To analyse management’s accounts, examination, discussion and voting of the Integrated Reporting and the Company’s Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council’s Report, for the fiscal year ended December 31, 2017;

II. Establishment of the number of members of the Board of Directors;
III. Election of 11 (eleven) members of the Board of Directors, of which 1 (one) member is appointed by the Company’s employees, 1 (one) member by the minority shareholders, in a separate election process (if they are not entitled to a larger number by cumulative voting process) and 1 (one) member by the holders of preferred shares, also in separate election process;

I.	Election of Chairman of the Board of Directors;
V.

Election of five (5) members of the Fiscal Council, of which one (1) is appointed by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process and respective substitute; and

V.	Establishment of the compensation of Management, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors.

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company’s shareholders to meet at Annual and Extraordinary General Meetings on April 26, 2018, at 3:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:
Extraordinary General Meeting

I.

Proposal to amend Petrobras’ Bylaws to amend articles 18, 21, 30, 43, 53, 58 and 63, as proposed by Management filed in the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and the Company, explaining that the procedure for selecting members of the Board of Directors proposed herein, if approved, will be applied only after the Annual General Meeting of April 26, 2018;

II. Consolidation of Petrobras´s ByLaws to reflect the approved changes .
Annual General Meeting

I.

To analyse management’s accounts, examination, discussion and voting of the Integrated Reporting and the Company’s Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council’s Report, for the fiscal year ended December 31, 2017;

II. Establishment of the number of members of the Board of Directors;
III. Election of 11 (eleven) members of the Board of Directors, of which 1 (one) member is appointed by the Company’s employees, 1 (one) member by the minority shareholders, in a separate election process (if they are not entitled to a larger number by cumulative voting process) and 1 (one) member by the holders of preferred shares, also in separate election process;

I.	Election of Chairman of the Board of Directors;
V.

Election of five (5) members of the Fiscal Council, of which one (1) is appointed by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process and respective substitute;

VI. Establishment of the compensation of Management, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors
The minimum percentage of interest in the capital stock required to request the adoption of the multiple vote for the election of the members of the Board of Directors at the Annual General Meeting is 5% (five percent) of the voting capital, as per CVM Instruction nº165 of 12-11-1991 and with amendment as per CVM nº282, of 06-26-1998. The option to request the adoption of the multiple vote process should be exercised under the terms established in paragraph 1 of article 141 of Law 6404, of 15 of December 1976.
Shareholders owning preferred shares that may be constituted in the right to elect a representative of this class of shares to be a member of the Board of Directors at the Annual Shareholders’ Meeting, shall vote together at least 10% (ten percent) of the capital stock, in addition to proving the uninterrupted ownership of the shareholding since January 26, 2018.
Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents:
i) Representative’s ID;
ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);
iii) Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable;
iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.
It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meetings will be held.
In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.
The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, as well as the requirements, impediments and documentation that must be presented to appoint members to the Boards of Directors and Fiscal Council are included in the Manual of the Meeting.
All documents concerning the matters to be voted at the Extraordinary and the Ordinary Meetings of Shareholders will be available in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ir) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), under CVM Instruction No. 481, of December 17th, 2009.
Rio de Janeiro, March 26th, 2018.
Luiz Nelson Guedes de Carvalho
Chairman of Board of Directors

DISTANCE VOTING BALLOT FORM
The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09.
In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.
In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed:
i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows:
a) [ON only]: Only holders of common shares (PETR3) shall vote;
b) [PN only]: Only holders of preferred shares (PETR4) shall vote;
c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote;
ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and
iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents.
Guidelines for sending the form
Shareholders who choose to exercise their right to use the distance voting may:

(i)	fill in and send this form directly to the Company; or
(ii)	relay completion instructions to suitable service providers, according to the following guidelines:

Exercise of distance voting rights using a custodian
Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said voting manifestations to the [B]3 Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.
According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the

Shareholders’ Meeting will be held, namely, until 04/19/2018 (inclusive), except if a different term is defined by their custody agents.
Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting.
It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission.
It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the [B]3 Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities).
Exercise of distance voting rights using a book-entry share administrator
In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco do Brasil, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco do Brasil branch.
Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras
Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ -Brasil, care of the Department of Individual Investor Relations – Shareholder Support: (i) physical copy of this ballot form, duly completed, signed, and with each page initialed;

(ii)	certified copy of the following documents:
(i)	for natural persons:

• valid photo ID and CPF number;
• in the case of proxy (engaged less than one year from the date of the General
Meeting) forward documentation with certified signature and the proxy’s identity. (b) for legal persons:
• latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder; • CNPJ; and

• photo ID document of the legal proxy.
(c) for investment funds:
• last consolidated fund rules with CNPJ;
• bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and • photo ID document of the legal proxy.
Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481.
If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed.
The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 04/19/2017 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded.

DISTANCE VOTING FORM - 04/26/2018 EGM OF PETRÓLEO BRASILEIRO S.A.(PETROBRAS)
1. Shareholder name and e-mail:
Name: E-mail:
Confirm e-mail:
2. Shareholder CNPJ or CPF:
3. Instructions for completion
This ballot form is to be completed in case shareholders choose to exercise their right to use the distance voting, per CVM Instruction no. 481/09.
In this case, it is imperative that previous fields are completed with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.
In addition, in order for the ballot to be considered valid and the votes herein delivered be recorded in the General Meeting quorum, the following instructions shall be observed:

i.	ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows:

a) [ON only]: Only holders of common shares (PETR3) shall vote;
b) [PN only]: Only holders of preferred shares (PETR4) shall vote.
ii. shareholders or their legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and
iii. certification of signatures included in the ballot form shall be required and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents.

4. Guidelines for sending the form
Shareholders who choose to exercise their right to use the distance voting may:

(i)	fill in and send this form directly to the Company; or
(ii)	relay completion instructions to suitable service providers, according to the following guidelines:

4.1 Exercise of distance voting rights using a custodian
Shareholders who choose to exercise their right to use de distance voting via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said voting manifestations to the [B]3 Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.
According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ Meeting will be held, namely, until 12/08/2017 (inclusive), except if a different term is defined by their custody agents.
Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting.
It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission.
It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the [B]3 Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities).
4.2. Exercise of distance voting rights using a book-entry share administrator
In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco do Brasil, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco do Brasil branch.

4.3. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras
Shareholders who choose to exercise their right to vote use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support:

(i)	physical copy of this ballot form, duly completed, signed, and with each page initialed;
(ii)	certified copy of the following documents:
(a)	for natural persons:

• valid photo ID and CPF number;
• in the case of proxy (engaged less than one year from the date of the A&EGM) forward documentation with certified signature and the proxy’s identity.

(b)	for legal persons:

• latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
• CNPJ; and
• photo ID document of the legal proxy.

(c)	for investment funds:

• last consolidated fund rules with CNPJ;
• bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and
• photo ID document of the legal proxy.
Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction no. 481/09.
If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents described in item (4.3 - ii), it may be disregarded and shareholders will be notified at the email address informed in item 1.
The ballot form and other supporting documents shall be recorded at the company within up to seven days prior to the date of the General Shareholders’ Meeting, namely, by 04/19/2018 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded.

5. Postal and electronic address to send the ballot paper, if the shareholder wishes to deliver the document directly to the company.
Av. República do Chile, 65, 10º andar - sala 1002, Centro, CEP: 20031-912, Rio de Janeiro / RJ - Brazil, to the attention of the Individual Investor Relations Department - Shareholder Support Email: acionistas@petrobras.com.br
6. Indication of the institution contracted by the company to provide the bookkeeping service of securities, with name, physical and electronic address, telephone and contact person.
Address: Banco do Brasil branches in national territory
e-mail: aescriturais@bb.com.br
Tel: (21) 3808-3715
Contact: Luiz Adenauer Lima dos Santos

VOTING MANIFESTATION - Please mark your choice of vote with an “X”.
7. EXTRAORDINARY GENERAL MEETING [ON only]
7.1. Proposal for the amendment of Petrobras’ Bylaw
[ ] Approve [ ] Reject [ ] Abstain
7.2. Consolidation of the Bylaw to reflect the approved amendments [ ] Approve [ ] Reject [ ] Abstain
8. Second Call of Meeting [ON Only]
In the event of a second call of this General Meeting, may the voting instructions included in this ballot form be considered also for the second call of Meeting?
[ ] Yes [ ] No
[City], [month] [day], 2018.
Shareholder’s Name (certified signature)
CPF / CNPJ:

The updated version of this Bulletin, republished to comply with the terms of Annex 21-L-I of ICVM 481/09, can be found at http://www.investidorpetrobras.com.br/en/corporate- governance/shareholdersu-meeting
DISTANCE VOTING FORM - 04/26/2018
AGM OF PETRÓLEO BRASILEIRO S.A.(PETROBRAS)
1. Shareholder name and e-mail:
Name:
E-mail:
Confirm e-mail:
2. Shareholder CNPJ or CPF:
3. Instructions for completion
This ballot form is to be completed in case shareholders choose to exercise their right to use the distance voting, per CVM Instruction no. 481/09.
In this case, it is imperative that previous fields are completed with the full name (or corporate name) of the shareholder and the Registration number inh the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.
In addition, in order for the ballot to be considered valid and the votes herein delivered be recorded in the General Meeting quorum, the following instructions shall be observed:
i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows:
a) [ON ONLY ]: Only holders of common shares (PETR3) shall vote;
b) [PN ONLY]: Only holders of preferred shares (PETR4) shall vote;
c) [ON and PN]: Holder of common and preferred shares (PETR3) and
(PETR4) shall vote.
ii. shareholders or their legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and
iii. certification of signatures included in the ballot form shall be required and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents.

4. Guidelines for sending the form
Shareholders who choose to exercise their right to use the distance voting may:
(i) fill in and send this form directly to the Company; or
(ii) relay completion instructions to suitable service providers, according to the following guidelines:
4.1 Exercise of distance voting rights using a custodian
Shareholders who choose to exercise their right to use de distance voting via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said voting manifestations to the [B]3 Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.
According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ Meeting will be held, namely, until 04/19/2018 (inclusive), except if a different term is defined by their custody agents.
Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting.
It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission.
It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the [B]3 Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities).
4.2. Exercise of distance voting rights using a book-entry share administrator
In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco do Brasil, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco do Brasil branch.

4.3. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras
Shareholders who choose to exercise their right to vote use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support:
(i) physical copy of this ballot form, duly completed, signed, and with each page initialed;
(ii) certified copy of the following documents: (a) for natural persons:
valid photo ID and CPF number;
in the case of proxy (engaged less than one year from the date of the A&EGM) forward documentation with certified signature and the proxy’s identity.
(b) for legal persons:
latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
CNPJ; and
photo ID document of the legal proxy. (c) for investment funds:
last consolidated fund rules with CNPJ;
bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and
photo ID document of the legal proxy.
Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction no. 481/09.
If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents described in item (4.3 - ii), it m ay be disregarded and shareholders will be notified at the email address informed in item 1.
The ballot form and other supporting documents shall be recorded at the company within up to seven days prior to the date of the General Shareholders’ Meeting, namely, by 04/19/2018 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded.
5. Postal and electronic address to send the ballot paper, if the shareholder wishes to deliver the document directly to the company.
Av. República do Chile, 65, 10º andar - sala 1002, Centro, CEP: 20031-912, Rio de Janeiro / RJ - Brazil, to the attention of the Individual Investor Relations Department - Shareholder Support
Email: acionistas@petrobras.com.br

6. Indication of the institution contracted by the company to provide the bookkeeping service of securities, with name, physical and electronic address, telephone and contact person.
Address: Banco do Brasil branches in national territory e-mail: aescriturais@bb.com.br
Tel: (21) 3808-3715
Contact: Luiz Adenauer Lima dos Santos

VOTING MANIFESTATION - Please mark your choice of vote with an “X”.
7. ANNUAL GENERAL MEETING
7.1. [ON ONLY] To analyze management’s accounts, examination, discussion and voting of the Integrated Reporting and the Company’s Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council’s Report, for the fiscal year ended December 31, 2017.
[ ] Approve [ ] Reject [ ] Abstain
7.2. [ON ONLY] Set the number of members of the board of directors, as proposed?
[ ] Approve [ ] Reject [ ] Abstain
7.3 [ON ONLY] Do you wish to request the adoption of the multiple vote process for the election of the board of directors, pursuant to art. 141 of Law 6,404 of
1976?
[ ] Approve [ ] Reject [ ] Abstain
7.4 Election of 11 (eleven) members of the board of directors, 1 (one) of whom is appointed by the company’s employees, 1 (one) by the minority shareholders, in the separate election process (if greater number does not fit them through the multiple vote process) and 1 (one) by the shareholders also in the process of separate election.
7.4.1 [ON ONLY] Candidates nominated by the controlling shareholder:
1. Holder: Luiz Nelson Guedes de Carvalho
2. Holder: Pedro Pullen Parente
3. Holder: Francisco Petros Oliveira Lima Papathanasiadis
4. Holder: Segen Farid Estefen
5. Holder: José Alberto de Paula Torres Lima
6. Holder: Clarissa de Araújo Lins
7. Holder: Ana Lucia Poças Zambelli
8. Holder: Jerônimo Antunes
[ ] Approve [ ] Reject [ ] Abstain
7.4.2 [ON ONLY] If one of the candidates that compose the chosen ticket fails to integrate it, can the votes corresponding to their shares continue to be conferred on the chosen ticket?
[ ] Approve [ ] Reject [ ] Abstain

7.4.3 [ON ONLY] In case of adoption of the multiple vote process, the votes corresponding to your actions should be distributed in equal percentages by the members of the plaque you have chosen?
[The shareholder should be aware that the equal distribution will consider dividing the percentage of 100% among the members of the selected sheet up to the first two decimal places, without rounding, and that the fractions of shares determined from the application of the resulting percentage will not will be allocated to any candidate, being disregarded in the multiple voting procedure, in which case the shareholder may not vote with all of its shares] [Only if you answered “yes” to item 7.3]
[ ] Approve [ ] Reject [ ] Abstain
[the following field should only be filled in if the shareholder has answered “no” in the previous question]
Luiz Nelson Guedes de Carvalho - [ ] % Pedro Pullen Parente - [ ] % Francisco Petros Oliveira Lima Papathanasiadis - [ ] % Segen Farid Estefen - [ ] %
José Alberto de Paula Torres Lima - [ ] % Clarissa de Araújo Lins - [ ] % Ana Lucia Poças Zambelli - [ ] % Jerônimo Antunes - [ ] %
7.4.4 [ON ONLY] Request for separate election of a member of the board of directors by minority shareholders holding shares with voting rights:
You wish to request the separate election of a member of the board of directors, pursuant to art. 141, § 4, I, of Law No. 6,404 of 1976? [ ] Approve [ ] Reject [ ] Abstain
[a shareholder may fill out this field only if he left blank 7.3 (multiple vote) and holds the shares with which he votes during the 3 months immediately prior to the general meeting]
7.4.5 [PN ONLY] Requisition of a separate election of a member of the board of directors by shareholders holding preferred shares without voting rights or restricted voting rights:
Do you wish to request the separate election of a member of the board of directors, pursuant to art. 141, § 4, II, of Law No. 6,404 of 1976?
[ ] Approve [ ] Reject [ ] Abstain

[a shareholder may fill out this field only if he left blank 7.3 (multiple vote) and holds the shares with which he votes during the 3 months immediately prior to the general meeting]
7.5 [ON ONLY] Election of the chairman of the board of directors: Indicated: Luiz Nelson Guedes de Carvalho.
[ ] Approve [ ] Reject [ ] Abstain
7.6 Election of five (5) members of the Fiscal Council, among which one (1) is appointed by the minority shareholders and one (1) by the holders of preferred shares, both through the separate election process, and respective substitute members.
7.6.1 [ON ONLY] Candidates nominated by the controlling shareholder:
9. Holder: Adriano Pereira de Paula
Substitute: José Franco Medeiros de Morais
10. Holder: Marisete Fatima Dadald Pereira
Substitute: Agnes Maria de Aragão Costa
11. Holder: Eduardo Cesar Pasa
Substitute: Mauricyo José Andrade Correia
[ ] Approve [ ] Reject [ ] Abstain
7.6.2 [ON ONLY] If one of the candidates that compose the ticket fails to integrate it to accommodate the separate election dealt with by arts. 161, §4, and 240 of Law No. 6,404 of 1976, can the votes corresponding to their shares continue to be conferred on the chosen ticket?
[ ] Yes [ ] No
7.6.3 [PN ONLY] Separate election of a member of the fiscal council by shareholders holding preferred shares without voting or restricted voting rights:
Holder: Marcelo Gasparino da Silva
Substitute: Susana Hanna Stiphan Jabra
[ ] Approve [ ] Reject [ ] Abstain

7.7 [ON ONLY] Establishment of the financial compensation of Directors, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors.
[ ] Approve [ ] Reject [ ] Abstain
8. Second Convocation of the AGM [ON] and [PN]
In case of a second call of this General Meeting, can the voting instructions included in this bulletin also be considered for holding the second call meeting?
[ ] Yes [ ] No [ ] Abstain
[City], [month] [day], 2018.
Shareholder’s Name (certified signature) CPF / CNPJ:

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS
ITEM I
PROPOSAL FOR A REFORM OF PETROBRAS’ BYLAWS

On 06/30/2016, Law 13303 was enacted, which provides for the legal status of the public company, of the mixed capital company and its subsidiaries, within the scope of the Union, the States, the Federal District and the Municipalities. Art. 91 of said law establishes the period of 24 months, from its enactment, to bring about the necessary adaptations to the provisions of the Law.
On 12/27/2016, Decree No. 8.945/16 was enacted, which regulated Law 13303/16, detailing several of its provisions related to the governance of state-owned enterprises, which requires further amendments to the Bylaws.
On 09/05/2017, the Board of the Brazilian Securities and Exchange Commission (CVM) approved a new version of the New Market Regulation, which entered into force on 01/02/2018, the purpose of which is to regulate the activities: (i) of B3, as the stock exchange market management entity; and (ii) of the companies, in compliance with the minimum requirements for entry, permanence and exit of the New Market.
On 10/25/2017, the Board of Directors approved the adhesion request of the Company to the special listing segment Level 2. In this sense, adjustments in the Company’s Bylaws have been authorized, with subsequent referral for deliberation of the General Meeting, and the execution of a Participation Agreement on Level 2 with B3 and the Union, as a controlling shareholder, as well as the approval of amendments to the Internal Regulations of the Board of Directors, the Executive Office and the Minority Committee and the Relevant Act or Fact Disclosure Policy and Negotiation of Securities, in order to incorporate additional measures for corporate governance.
On 12/15/2017, the current version of Petrobras’s Bylaws was approved in the Extraordinary General Meeting, and it is fully in compliance with Law no. 13,303/16 and with Decree 8,495/16.
On 01/02/2018, the new Regulation of the New Market entered into force, issued by B3, and the Company opted to adhere to the rules that did not conflict with Level 2 and that there was no impediment to its adoption in order to strengthen the Company’s governance rules.
This way, opportunities for the improvement of the wording of the Bylaws have been identified, in a way to make final adaptations to the arbitration clause necessary to the adhesion to Level 2 of B3, as well as to take the chance to identify improvements related to recent rules of the New Market, approved by B3. Besides, Petrobras’s management found it timely to reinforce the corporate governance of the Company, including the percentage of independent members to the Board of Directors and its selection method, with differentiated quorum for changes in its Bylaws aiming at the exclusion of some rules related to the independence of the Board of Directors, the prediction of alternation of the members of the Board of Directors and the definition of the possibility to pay dividends and interest on its own capital quarterly, in addition to little wording adjustments.
As the amendment of the Bylaws is a matter for the General Shareholders’ Meeting, the proposal is therefore submitted for consideration by the General Meeting, in accordance with a copy of the Bylaws attached, containing, in particular, the proposed amendments, in the sense of:

(I)	Amend the caput of art. 18, to expressly provide that the Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, as provided in art.

13 of Law 13303/16 of June 30, 2016;

(II)

Amend art. 18, to include new Paragraph 1, to expressly stipulate that, in compliance with the unified management term of its members, the composition of the Board of Directors shall be alternated in order to allow the permanent renewal of the body, without compromising the history and experience with respect thereto of the Company’s business, always observing the following rules: (i) The following members do not attend the rotation: a) The chairman of the Company; b) Board members elected by the minority shareholders, the preferred shareholders and the employees; and (ii) 20% (twenty percent) of the other Board members shall be renewed every four (4) years. If the result is a fractional number of advisers, the rounding-off shall be rounded up to the nearest whole number;

(III) Amend the art. 18 to modify the order of §5º, keeping the original text and renumbering it as §8º;

(I)

Amend the art. 18, renumbering as paragraph 5, to expressly provide that the Board of Directors shall be comprised of at least 40% (forty percent of independent members, considering in its calculation the number of employees elected, and the independence criteria shall pursuant to article 22, paragraph 1, of Law 13303 of June 30, 2016, of article 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, of the Rules of Procedure of the Highlight Program on State Governance of B3 and the Level 2 Regulation, respecting the more stringent criterion, in case of divergence between the rules

(V)

Amend art. 18, Paragraph 6, to expressly provide that the members of the Board of Directors to be nominated by the Union for the purpose of meeting the minimum number of independents provided for in Paragraph 5 of this article shall be selected in a three-name list drawn up by a specialized company and with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company1 ;

(V)

Amend art. 18, Paragraph 9, to expressly provide that when, as a result of compliance with the percentage referred to in Paragraph 5 of this article, a fractional number of directors results, rounding up shall be made to the next higher whole number;

(VII) Add the renumbering of Paragraphs of art. 18 to reflect the changes listed above;
(VIII) Amend art. 21, Paragraph 1, items III and IV to make wording adjustments;

(IX) Amend art. 30, Paragraph 1, III, to expressly provide that the composition and rules of operation of the Statutory Advisory Committees to the Board of Directors shall be governed by internal regulations, approved by the Board of Directors, as members or permanent guests , the Company’s Chairman, Executive Officers and employees, except in the latter case, the holders of the organizational units directly linked to the Board of Directors;

(X)	Amend art. 30, Paragraph 6, to make wording adjustment;
(XI)	Amend art. 43, Paragraph 5, to make wording adjustment;

(XII) Amend art. 53, to include Paragraph 1 to expressly provide that the Company will prepare quarterly balance sheets, making interim dividend payments based on the profits or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to the legal provisions;
(xiii) Amend art. 53, to include Paragraph 2 to expressly provide that the Board of Directors may approve the payment of interim dividends to the profit reserve account existing in the last quarterly, semi-annual or annual balance sheet;

(XI)	Amend art. 53 to include Paragraph 3 to expressly provide that, for purposes of interim and interest on capital shall be allocated to the minimum mandatory dividend;
(XV)

Amend the caput of art. 58 to expressly provide that the Company, its shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Panel, any and all disputes or controversies that may arise between, in relation to or arising in particular from the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Business Corporation Act, in Law 13,303 of June 30, 2016, in the Company’s Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, as well as in the other rules applicable to the operation of the capital market in general, in addition to those contained in the Level 2 Regulation of the Arbitration Regulation, of the Participation Agreement and the Sanctions Regulation, of Level 2.

(XV)

Amend art. 63, for the inclusion of Paragraph 2, to expressly provide that shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the caput of art. 63 or expressly agree with the exit of the segment without making the sale of shares;

(xvii) Amend art. 63, for the inclusion of Paragraph 3, to expressly provide that, for the purposes of Paragraph 2 of this article, outstanding shares are considered to be only those shares whose holders expressly agree with the exit of Level 2 or if they qualify for the OPA auction, in the form of regulations issued by the SEC applicable to public offers for the acquisition of shares of publicly-held company for cancellation of registration.
Attached: copy of the Bylaws, evidenced, with changes proposed and the comparative table with amendment proposals to the Bylaws and its reasons.
Rio de Janeiro, March 26, 2018.
Pedro Parente

CEO

1 The selection procedure set forth in article 18, paragraph 6 will be applied only for elections after the Annual General Meeting of April 26, 2018.

ANNEX I
Amendment proposal of Petrobras’s Bylaws

Bylaws
(Updated in General Shareholders’ Meeting held on 04/26/2018)

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS
Chapter I – Nature, Headquarters and Purpose of the Company
Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws.
§1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company.
§2 – Upon the adherence of Petrobras to B3’s Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation).
§3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws.
Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like.
§ 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002.
§ 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory.
§3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997.

§4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.’s management, if such obligations and liabilities to be assumed are different from those of any other private sector company operating in the same market.
§6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation.
§7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016.
Chapter II – Capital, Shares and Shareholders
Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting.

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two-thirds of the capital stock and the preemptive right of all shareholders.
§4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company.
Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote.
§1 - Preferred shares shall be non-convertible into common shares and vice versa.
§2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits.
§3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph.
§4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder.
Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate.
Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided.
Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards.

Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law.
Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company.
Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly.
Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country.
Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers.
§1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting.
Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates
Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose.

Art. 16- The rules of governance of Petrobras, as well as common corporate rules set by Petrobras, by means of guidance of technical, administrative, accounting, financial and legal nature, fully apply to all of its wholly-owned subsidiaries and controlled societies, and to the extent possible, affiliated companies, pursuant to the deliberations of the management bodies of each company and the strategic plan approved by the Board of Directors of Petrobras.
Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016.
Chapter IV - Company Administration
Section I - Board Members and Executive Officers
Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office .
Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 1011 (eleventen) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted.
§1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every
4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer.
§2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly.
§3 – The member of the Board of Directors appointed in the manner of the caption of this article may be re-elected at most 3 (three) consecutive times.
§4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations.
§5 – The Board of Directors shall be formed by at least 3040% (thirtyforty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply with pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3’s State Companies Governance Highlight Program and of Level 2’s Regulation, abiding by the more stringent criterion in case of divergence between the rules.
§6 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company.
§7 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual.
§8– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them.
§9– When, as a result of compliance with the percentage referred to in subsection
§5 of this article, fractional number of members results, rounding such result will be the rounded in pursuant to the provisions of Level 2’s Regulation to the next higher integer.
§10– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.
§11– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office.
Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Preferred shares who collectively represent at least 10% (ten percent) of the capital stock, excluding the controlling shareholder, are entitled to elect and dismiss 1 (one) member of the Board of Directors, in a separate voting from the General Meeting.
III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December

V- Subject to the provisions of applicable law, the Ministry of Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors.
Art. 20- The Executive Office shall be composed of 1 (one) President, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians resident in the country, with unified term of office which may be no greater than 2 (two) years, whereas at most 3 (three) consecutive reelections allowed, and may be removed at any time.
§1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization.
§2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies.
§3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company.
§4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.
§5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office.
Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016.
§1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible;

III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV- not have of serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable.
§2- The nominee to the office post shall not have any form of conflict of interest with the Company.
§3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras.
§4- The legal and integrity requirements shall be analyzed by the Committee on Nomination, Remuneration and Succession, within 8 (eight) business days from the delivery of information by the candidate or the party who nominates such candidate, whereas such a term may be extended by a further 8 (eight) days at the request of the Committee. In the event of an objectively proven reason, the period of analysis may be suspended by a formal act of the Committee.
§5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited.
§6- The investiture of employees’ representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article.
§7- The Committee on Nomination, Remuneration and Succession may request from the nominee to the post to attend an interview for clarification on the requirements of this article, whereas the acceptance of the invitation shall obey the will of the nominee. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively.
§1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2’s Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company.
§2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company.
§1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office.
§2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company.
Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office.
Art. 25- In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law.
§1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor.
§2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed.

§3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member.
Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors.
§1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute.
§3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws.
§4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days.
§5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote.
Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards.

§1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed.
§2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied.
§3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance.
§4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused.
§5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust.
§6- The beginning of the payment of such compensatory remuneration shall be preceded by a formal consultation with the Ethics Committee of the Presidency of the Republic, pursuant to article 8 of Law Nº 12,813, of May 16, 2013.
Section II – Board of Directors
Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the Committee on Nominations, Remuneration and Succession, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- approving, annually, the value above which the acts, contracts or operations, although of competence of the Executive Office or its members, shall be subject to the approval of the Board of Directors; VI- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud;

XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company’s shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.
§2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting.
§3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- Basic Plan of Organization and its amendments, respecting the burden of each member of the Executive Office, as established in article 36 of these Bylaws; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance;

VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Corporate Governance Policy and Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- omissive cases of these Bylaws.
§1 - The Board of Directors shall have 6 (six) advisory committees with specific powers of analysis and recommendation on certain matters, linked directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Health Committee, Safety and Environment Committee; Nominating, Compensation and Succession Committee; and Minority Shareholders Committee.
I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-The composition and rules of operation of the Committees shall be disciplined in regiments to be approved by the Board of Directors, and the CEO, Executive Directors and employees are forbidden from participating, whether as a member or as a permanent guest of these committees, except, in the latter case, the holders of the organizational units directly linked to the Board of Directors.
§2 - The Nomination, Compensation and Succession Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company.
§3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors’ approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction.

§ 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company’s economic value, pursuant to Article 40, XI of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee’s opinion indicated in the previous paragraph, the Board’s manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders’ vote.
§6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §56 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors.
Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every 30 days, and extraordinarily whenever necessary.
§1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting.
§2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter.
§3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration.
§4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote.
Section III - Executive Office
Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors.
§1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016.
§2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations.
Art. 34- The Executive Office shall be responsible for:
I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects;
c) the budgets of expenditures and investments of the Company;
d) the result of the performance of the Company’s activities.
e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees.
II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company’s products;

d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) the basic and supplemental structure of the Company, considering the definitions of the Basic Plan of Organization, with their respective responsibilities, as well as create, transform or extinguish Operation Units, agencies, subsidiaries, branches and offices in the country and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors;
j) the annual plan of insurance of the Company;
l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions.
III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia.
Art. 35 - The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors..
§1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment.
§2 - The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees composed of the general structure of the Company, with specific attributions of analysis and recommendation on certain matters, in compliance with the provisions of article 160 Corporate Law Statutory Technical Committee for Production and Technology Development; Upstream Statutory Technical Committee; Statutory Technical Committee for Refining and Natural Gas; Technical Statutory Financial and Investor Relations Committee; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System.

§3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers.
§4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors.
Art. 36 - It is incumbent, individually: § 1- To the CEO:
I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors.
§2 -To the Executive Officer for Production Development & Technology:
I- ensure the development of production system projects on E&P, Refining, Natural Gas and Energy; II- ensure the interests of the Company before the regulatory bodies related to their area of operation; III- manage and develop projects for the construction, maintenance and abandonment of wells, installation of subsea systems, offshore production surface, industrial plants and onshore pipelines, among others; IV- develop and provide technological solutions that facilitate the strategic plan of the Company; V- exercise other powers conferred by the Board of Directors.
§3 -To the Executive Officer for Exploration & Production:
I- coordinate asset optimization projects in Onshore, Shallow Water, Deep Water, Ultra-Deep Water Fields; II- manage exploration assets, as well as implement the unfolding of corporate strategy, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships and participations in exploration blocks; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the logistics services to support the operations and investments of the Company related to their area of operation; VI - define the strategy and guidelines for decommission, maintenance of wells and subsea systems; VII- exercise other powers conferred by the Board of Directors.
§4-To the Executive Officer for Refining and Natural Gas:

I- manage industrial, logistics and trading operations of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; II- coordinate the implementation of the unfolding of the corporate strategy, definitions of portfolio, operational planning and evaluation of the performance of operational nature;
III- approve and manage partnerships related to their area of operation;
IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the offer of products derived from oil, natural gas, electricity, and nitrogenous fertilizers;
VI- exercise other powers conferred by the Board of Directors.
§5- To the Executive Officer for Finance and Investor Relations:
I- provide the financial resources necessary to the operation of the Company, conducting the the procurement processes of loans and financing, as well as related services; II- move the monetary resources of the company, always in conjunction with another Executive Officer; III- be responsible for providing information to the investing public, to the Securities and Exchange Commission of Brazil - CVM and the stock exchanges or over-the-counter markets, both national and international, as well as to the corresponding regulation and oversight entities, and keep the records of the Company in these institutions up to date; IV- account, control and report to the Executive Office the economic and financial operations of the Company, including its wholly-owned subsidiaries and other controlled companies; V- promote the financial management of the Company and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies, and consortia; VI- coordinate the processes of acquisition and disposal of corporate stake held by the Company, pursuant to the provisions in the laws and regulations in force; VII- exercise other powers conferred by the Board of Directors.
§6 -To the Executive Officer of Corporate Affairs:
I- propose to the Executive Office the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; II- approve the allocation of staff to the units of the Company; III- guide and promote the application of human resources policies and guidelines of the Company; IV- propose, implement and maintain the telecommunications and informatics systems of the Company; V- provide the Company with shared resources and services of infrastructure and administrative support; VI- coordinate the planning and procurement process of goods and services and of acquisition and disposal of materials and property;

VII- guide and promote the application of the Company’s policies, guidelines and standards on Health, Safety and the Environment; VIII- guide and promote the application of the Company’s policies , guidelines and standards on Social Responsibility; IX- exercise other powers conferred by the Board of Directors.
§7-To the Executive Officer for Governance and Compliance:
I- guide and promote the application of the Company’s norms, guidelines and standards on governance and compliance; II- coordinate the management of compliance and internal controls necessary, including the aspects of fraud and corruption; III- monitor the developments relating to the reporting channel of the Company, and ensure the reporting of violations identified and their results to the Executive Office and the Board of Directors; IV- exercise other powers conferred by the Board of Directors.
§8 - To the Executive Officer of Strategy, Organization and Management System: I- propose the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multi-annual plans; II- coordinate the preparation of the strategic plan, as well as the corresponding multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects; III- submit to the approval of the Executive Office the criteria of technical and economical evaluation for investment projects and the delegation of responsibility for their executions and implementations; IV- monitor and report to the Executive Office the economical and financial performance of investment projects, according to targets and results approved by the Executive Office and the Board of Directors; V- coordinate the preparation of the Basic Plan of Organization, containing, among other things, the general structure of the Company and its general powers, as well as the organization model of Petrobras; VI- ensure the execution of strategies with greater dynamism in the decisions, defining action plans with goals and targets of costs, risks, business performance and investments; VII- guide and promote the application of risk management policies pursuant to the legislation in force; VIII- coordinate the integrated vision of business risks, incorporating risk management in strategic decisions, contributing to the preparation of the business risk matrix of all kinds, and report to the Executive Office and the Board of Directors the main effects of risks on the results of Petrobras; IX- propose the establishment of a management system that: a) modernizes management, improving the monitoring and control of the company’s performance with the use of internal and external benchmarks and risk analysis to support decision-making; b) unfolds goals and objectives up to the level of supervision;

c) indicates the respective responsible parties;
d) enables the timely monitoring of compliance with such targets and risks associated thereto, with the respective mitigation plans, in an articulate manner with the executive offices in charge; e) establishes a consequences system aligned to its completion, according to meritocracy criteria.
§9 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company’s representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization.
Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company’s activities.
Chapter V - General Meeting
Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators’ accounts, examine, discuss and vote the financial statements;

II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- sale of the control of the capital of wholly-owned subsidiaries of the Company; VIII- dismissal of members of the Board of Directors; IX- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; X- cancellation of the open Company registration; XI- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XII- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XIII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee.
§1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes.
§2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report.
§3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting.

§4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed.
Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors.
Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present.
Chapter VI - Audit Committee
Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote.
§1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury.
§2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws.
§4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee.
§5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 56 of these Bylaws.
Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted.
§1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article.
Chapter VII - Company Employees
Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies.

Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office.
Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company.
§1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company’s permanent staff, by means of positions in commission of free provision.
§2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company’s permanent staff, by means of positions in commission of free provision.
§3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies.
Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs.
Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force.
Chapter VIII - General Provisions
Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws.
Art. 53 - The fiscal year shall coincide with the calendar year, ending on December
31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. Sole Paragraph§1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions.

§2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting.
§3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend.
Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply.
Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company.
Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital.
Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration.
Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law.
Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, complying with the rules of before the Market Arbitration Chamber, any disputes or controversies that may arise among them, related to or arising, in particular, involving the Company, its shareholders, administrators and directors, members of the Fiscal Council, having as its object, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company’s Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and all Level 2 of B3 Sanctions Regulation.
Sole Paragraph. The provisions of the main section do not apply to disputes or controversies relating to Petrobras’ activities based on article 1 of law No. 9,478, of August 6, 1997, and subject to the provisions of these Bylaws with respect to the public interest, which justified the creation of the company, as well as to disputes or controversies involving unavailable rights.

Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services.
Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies.
Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder.
§1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value.
§2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations.
§3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation.
§4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers.

Art. 62 - In the event of cancellation of Petrobras’ public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company’s egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from proceeding to the public offer for acquisition of shares referred to in this article if the Company egresses Level 2 of Corporate Governance due to the conclusion of the agreement of the Company’s participation in the special segment of B3 denominated New Market (“New Market”) or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction.
§2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale.
§3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company’s egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation.

§1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer.
§2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer.
Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules.
§1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput.
§3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company’s Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company’s egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company’s egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer.

ANNEX II
Table comparing the proposed amendments to
the Bylaws

Comparative table
Previous version	Proposed version	Rationale:

Art.18- The Board of Directors will be comprised of at least 7 (seven) and at most
10 (ten) members, wherein the General Shareholders’ Meeting shall appoint the Chairman of the Board and all members shall hold a unified management term, which may not exceed 2 (two) years, with the possibility of reelection
§1- If the position of Chairman of the Board
becomes vacant, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Shareholders’ Meeting.	Art.18 – The Board of Directors will be comprised of at least 7 (seven) and at most 1011 (eleventen) members, wherein the General Shareholders’ Meeting shall appoint the Chairman of the Board and all members shall hold a unified management term, which may not exceed 2 (two) years, with the possibility of reelection.
§1– Once the unified management term of its
members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules:
I – The Company’s president, as well as
members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation;
II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years.
If this results in a fractional number of	Adaptation to art. 13 of Law 13,303/16, and art. 37 of the State Governance Highlights Program of B3.
Adaptation to provide for alternation of members of the Board of Directors, in order to allow the constant renewal of the body, without compromising the history and experience of the Company’s business.

PETROBRAS

	members, it will be rounded to the next higher integer.	
§2- The Board of Directors member appointed under the heading of this article may be reelected a maximum of 3 (three) consecutive times.	§2 – If the position of Chairman of the Board becomes vacant, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Shareholders' Meeting.	Mere wording adjustment
§3- In the case of the Board of Directors member elected by the employees, the reelection limit shall comply with current legislation and regulations	§3 – The Board of Directors member appointed under the heading of this article may be reelected a maximum of 3 (three) consecutive times.	Mere wording adjustment
§4- The functions of Chairman of the Board of Directors and of Chairman of the Company or chief executive officer shall not be exercised by the same person.	§4 – In the case of the Board of Directors member elected by the employees, the reelection limit shall comply with current legislation and regulations.	Mere wording adjustment
§6º- The Board of Directors shall be composed of at least 30%(thirty percent) of independent members, the terms of Art. 22, §1 of Law No. 13.303, dated June 30, 2016 , Art. 36, §1 of Ordinance No. 8.945, dated December 27, 2016, the Regulations for the Highlighted Program in State-owned Company Governance of the B3 and Level 2 Regulations, respecting the most rigorous criteria, in the event of divergence between	§5 – The Board of Directors shall be composed of at least ~~30~~40% (~~thirty~~forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply ~~with~~ the terms of Art. 22, §1 of Law No. 13.303, dated June 30, 2016 , Art. 36, §1 of Ordinance No. 8.945, dated December 27, 2016, the Regulations for the Highlighted Program in	Increase in the percentage of independent Board Members, exceeding the provisions of Law 13,303/16, Decree No. 8,945/16, State Governance Highlight Program and B3 Level 2 Regulation.

64

the rules.
§4- The positions of Chairman of the Board of Directors and the Company’ President or CEO shall not be held by the same person.
§5 - The qualification as Independent Member shall be expressly declared in the minutes of the General Shareholders’ Meeting in which said member is elected.
§7 - When, as a result of compliance with the percentage referred to in the aforementioned, the resulting number is a fraction of members, rounding shall occur
State-owned Company Governance of the B3 and Level 2 Regulations, respecting the most rigorous criteria, in the event of divergence between the rules.
§6 – The members of the Board of Directors to
be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company.
§7 – The positions of Chairman of the Board of
Directors and the Company’ President or CEO
shall not be held by the same person.
§8– The qualification as Independent Member shall be expressly declared in the minutes of the General Shareholders’ Meeting in which said member is elected.
§9– When, as a result of compliance with the
percentage referred to in the aforementioned
§5 of this article, the resulting number is a fraction of members, rounding shall occur under
A mechanism for selecting the independent members of the Board of Directors to be appointed by the Federal Government, in order to allow better governance in the selection process of these administrators and to preserve the independence of the statutory members.
Mere wording adjustment
Mere wording adjustment
Voluntary adaptation of the Company to the rule set forth in art. 15, sole paragraph of the B3 New Market under the terms of the Level 2 Regulations
§8 - The extension period of the Board Member
who did not participate in any annual training
provided by the Company in the last 2 (two) years
is prohibited.
§9 - After the maximum extension period,
the return of the Board Member to the Company
may only occur after a period equivalent to one (1)
term of management.	thetermsoftheLevel2Regulationsto the next
higher integer.
§10 - The extension period of the Board Member
who did not participate in any annual training
provided by the Company in the last 2 (two)
years is prohibited.
§11- After the maximum extension period, the
return of the Board Member to the Company
may only occur after a period equivalent to one
(1) term of management.	Regulation, as an improvement in governance. Mere wording adjustment Mere wording adjustment
Art. 21 (...)
§1(...)
III- diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable;
IV- not have of serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable;	Art. 21(...)
§ 1 (...)
III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable;
IV- not have of serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable;	Mere wording adjustment Mere wording adjustment

Art. 30 ()
§1 ()
III-The composition and rules of operation of the
Committees shall be disciplined in regiments to be
approved by the Board of Directors ()
§6- The aforementioned Minority Committee will
be formed by 2 (two) members of the Board of
Directors pointed out by minority common
shareholders and preferred shareholders, as well
as 1 (one) third independent member, according to
Regulation Article 18,§6 of these Bylaws, chosen by
the other members of the Committee, which shall
or not be a member of the Board of Directors.	Art. 30 ()
§ 1 ()
III-The composition and rules of operation of the
Committees shall be disciplined in regiments to
be approved by the Board of Directors, and the
CEO, Executive Directors and employees are
forbidden from participating, whether as a
member or as a permanent guest of these
committees, except, in the latter case, the holders
of the organizational units directly linked to the
Board of Directors.
()
§6 - The aforementioned Minority Committee
will be formed by 2 (two) members of the Board
of Directors pointed out by minority common
shareholders and preferred shareholders, as well
as 1 (one) third independent member, according
to Regulation Article 18, §56 of these Bylaws,
chosen by the other members of the Committee,
which shall or not be a member of the Board of
	Directors.	Adaptation for improvement in the Company’s Corporate Governance Rules (item 2.20.1. IBGC Code of Best Corporate Governance Practices). Mere wording adjustment
Art.43(...)	Art.43(...)

() §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 6 of these Bylaws.	() §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 56 of these Bylaws.	Mere wording adjustment
Art. 53 (...) Sole paragraph. The Company shall prepare semi-annual balance sheets for payment of dividends or interest on shareholders’ equity, by resolution of the Board of Directors.	Art. 53 (...)
Sole Paragraph§1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions.
§2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting.
§3 - Intermediate and interim dividends and
	interest on equity shall be allocated to the minimum mandatory dividend.	Adaptation with the purpose of establishing quarterly payments of Dividends or Interest on Own Capital, as well as allowing the payment of interim dividends to the profit reserve account, in compliance with applicable legal provisions.

Art. 58- The disputes or controversies involving the Company, its shareholders, administrators and fiscal councilors shall be resolved through arbitration, in compliance with the rules established by the Market Arbitration Chamber, with the purpose of applying the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 of B3 Sanctions Regulation,.
Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, complying with the rules of before the Market Arbitration Chamber, any disputes or controversies that may arise among them, related to or arising, in particular, involving the Company, its shareholders, administrators and directors, members of the Fiscal Council, having as its object, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June
30, 2016, in the Company’s Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and all Level 2 of B3
Sanctions Regulation.
Adaptation to the Level 2 Regulation, as requested by B3, in Letter B3
177/2018-SAE, of February 09, 2018.

Art. 63 ()	Art. 63 ()
§2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale.
§3 - For the purposes of §2 of this article,
outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration.	Voluntary adaptation of the Company to the rule set forth in art. 43 of the B3 New MarketRegulation,as an improvement in governance.

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS
ITEM II
RESTATEMENT OF THE BYLAWS TO REFLECT THE AMENDMENTS APPROVED

If the Extraordinary General Meeting approves the amendments proposed in Item I of the agenda, it is also submitted to the same Meeting the approval of the restatement of the Bylaws to reflect to amendments approved.
Attached: copy of the Bylaws incorporation amendments proposed in item I of the Notice.
Rio de Janeiro, March 26th 2018.
Pedro Parente

CEO

ANNEX I
Petrobras’s ByLaws after changes

Bylaws
(Updated in General Shareholders’ Meeting held on 04/26/2018)

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS
Chapter I – Nature, Headquarters and Purpose of the Company
Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws.
§1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company.
§2 – Upon the adherence of Petrobras to B3’s Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation).
§3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws.
Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like.
§ 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002.
§ 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory.
§3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997.

§4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.
§5- In the event of paragraphs 3 and 4 above, the Financial Committee and the Minority Committee, exercising their advisory role to the Board of Directors, shall evaluate and measure, based on such technical-economic evaluation criteria for investment projects and for specific operating costs/results practiced by the Company’s management, if such obligations and liabilities to be assumed are different from those of any other private sector company operating in the same market.
§6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation.
§7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016.
Chapter II – Capital, Shares and Shareholders
Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting.

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two-thirds of the capital stock and the preemptive right of all shareholders.
§4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company.
Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote.
§1 - Preferred shares shall be non-convertible into common shares and vice versa.
§2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits.
§3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph.
§4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder.
Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate.
Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided.
Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards.

Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law.
Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company.
Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly.
Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country.
Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers.
§1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting.
Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates
Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose.

Art. 16- The rules of governance of Petrobras, as well as common corporate rules set by Petrobras, by means of guidance of technical, administrative, accounting, financial and legal nature, fully apply to all of its wholly-owned subsidiaries and controlled societies, and to the extent possible, affiliated companies, pursuant to the deliberations of the management bodies of each company and the strategic plan approved by the Board of Directors of Petrobras.
Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016.
Chapter IV - Company Administration
Section I - Board Members and Executive Officers
Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office .
Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every
4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer.
§2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly.
§3 – The member of the Board of Directors appointed in the manner of the caption of this article may be re-elected at most 3 (three) consecutive times.
§4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations.
§5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees,

whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3’s State Companies Governance Highlight Program and of Level 2’s Regulation, abiding by the more stringent criterion in case of divergence between the rules.
§6 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company.
§7 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §8– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them.
§9– When, as a result of compliance with the percentage referred to in subsection
§5 of this article, fractional number of members results, rounding to the next higher integer.
§10– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.
§11– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office.
Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Preferred shares who collectively represent at least 10% (ten percent) of the capital stock, excluding the controlling shareholder, are entitled to elect and dismiss 1 (one) member of the Board of Directors, in a separate voting from the General Meeting.
III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors.

Art. 20- The Executive Office shall be composed of 1 (one) President, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians resident in the country, with unified term of office which may be no greater than 2 (two) years, whereas at most 3 (three) consecutive reelections allowed, and may be removed at any time.
§1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization.
§2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies.
§3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company.
§4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.
§5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office.
Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016.
§1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable;

IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable.
§2- The nominee to the office post shall not have any form of conflict of interest with the Company.
§3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras.
§4- The legal and integrity requirements shall be analyzed by the Committee on Nomination, Remuneration and Succession, within 8 (eight) business days from the delivery of information by the candidate or the party who nominates such candidate, whereas such a term may be extended by a further 8 (eight) days at the request of the Committee. In the event of an objectively proven reason, the period of analysis may be suspended by a formal act of the Committee.
§5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited.
§6- The investiture of employees’ representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article.
§7- The Committee on Nomination, Remuneration and Succession may request from the nominee to the post to attend an interview for clarification on the requirements of this article, whereas the acceptance of the invitation shall obey the will of the nominee. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively.
§1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2’s Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company.
§2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company.
§1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office.
§2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company.
Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office.
Art. 25- In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law.
§1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor.
§2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member.

Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors.
§1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute.
§3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws.
§4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days.
§5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote.
Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards.
§1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed.

§2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied.
§3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance.
§4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused.
§5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust.
§6- The beginning of the payment of such compensatory remuneration shall be preceded by a formal consultation with the Ethics Committee of the Presidency of the Republic, pursuant to article 8 of Law Nº 12,813, of May 16, 2013.
Section II – Board of Directors
Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts;

III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the Committee on Nominations, Remuneration and Succession, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- approving, annually, the value above which the acts, contracts or operations, although of competence of the Executive Office or its members, shall be subject to the approval of the Board of Directors; VI- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company;

XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company’s shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.
§2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting.
§3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- Basic Plan of Organization and its amendments, respecting the burden of each member of the Executive Office, as established in article 36 of these Bylaws; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System;

IX- Corporate Governance Policy and Guidelines of Petrobras;
X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- omissive cases of these Bylaws.
§1 - The Board of Directors shall have 6 (six) advisory committees with specific powers of analysis and recommendation on certain matters, linked directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Health Committee, Safety and Environment Committee; Nominating, Compensation and Succession Committee; and Minority Shareholders Committee.
I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-The composition and rules of operation of the Committees shall be disciplined in regiments to be approved by the Board of Directors, and the CEO, Executive Directors and employees are forbidden from participating, whether as a member or as a permanent guest of these committees, except, in the latter case, the holders of the organizational units directly linked to the Board of Directors.
§2 - The Nomination, Compensation and Succession Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company.
§3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors’ approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction.
§ 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company’s economic value, pursuant to Article 40, XI of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee’s opinion indicated in the previous paragraph, the Board’s manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders’ vote.
§6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors.
Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every 30 days, and extraordinarily whenever necessary.
§1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting.
§2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter.

§3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration.
§4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote.
Section III - Executive Office
Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors.
§1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016.
§2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations.
Art. 34- The Executive Office shall be responsible for:
I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects;
c) the budgets of expenditures and investments of the Company;
d) the result of the performance of the Company’s activities.
e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees.
II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation;
c) the pricing policy and basic price structures of the Company’s products;
d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices;

e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) the basic and supplemental structure of the Company, considering the definitions of the Basic Plan of Organization, with their respective responsibilities, as well as create, transform or extinguish Operation Units, agencies, subsidiaries, branches and offices in the country and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors;
j) the annual plan of insurance of the Company;
l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions.
III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia.
Art. 35 - The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors..
§1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment.
§2 - The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees composed of the general structure of the Company, with specific attributions of analysis and recommendation on certain matters, in compliance with the provisions of article 160 Corporate Law Statutory Technical Committee for Production and Technology Development; Upstream Statutory Technical Committee; Statutory Technical Committee for Refining and Natural Gas; Technical Statutory Financial and Investor Relations Committee; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System.
§3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers.
§4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors.
Art. 36 - It is incumbent, individually: § 1- To the CEO:
I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors.
§2 -To the Executive Officer for Production Development & Technology:
I- ensure the development of production system projects on E&P, Refining, Natural Gas and Energy; II- ensure the interests of the Company before the regulatory bodies related to their area of operation; III- manage and develop projects for the construction, maintenance and abandonment of wells, installation of subsea systems, offshore production surface, industrial plants and onshore pipelines, among others; IV- develop and provide technological solutions that facilitate the strategic plan of the Company; V- exercise other powers conferred by the Board of Directors.
§3 -To the Executive Officer for Exploration & Production:
I- coordinate asset optimization projects in Onshore, Shallow Water, Deep Water, Ultra-Deep Water Fields; II- manage exploration assets, as well as implement the unfolding of corporate strategy, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships and participations in exploration blocks; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the logistics services to support the operations and investments of the Company related to their area of operation; VI - define the strategy and guidelines for decommission, maintenance of wells and subsea systems; VII- exercise other powers conferred by the Board of Directors.
§4-To the Executive Officer for Refining and Natural Gas:
I- manage industrial, logistics and trading operations of products derived from oil, natural gas, electricity, and nitrogenous fertilizers;

II- coordinate the implementation of the unfolding of the corporate strategy, definitions of portfolio, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships related to their area of operation; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the offer of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; VI- exercise other powers conferred by the Board of Directors.
§5- To the Executive Officer for Finance and Investor Relations:
I- provide the financial resources necessary to the operation of the Company, conducting the the procurement processes of loans and financing, as well as related services; II- move the monetary resources of the company, always in conjunction with another Executive Officer; III- be responsible for providing information to the investing public, to the Securities and Exchange Commission of Brazil - CVM and the stock exchanges or over-the-counter markets, both national and international, as well as to the corresponding regulation and oversight entities, and keep the records of the Company in these institutions up to date; IV- account, control and report to the Executive Office the economic and financial operations of the Company, including its wholly-owned subsidiaries and other controlled companies; V- promote the financial management of the Company and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies, and consortia; VI- coordinate the processes of acquisition and disposal of corporate stake held by the Company, pursuant to the provisions in the laws and regulations in force; VII- exercise other powers conferred by the Board of Directors.
§6 -To the Executive Officer of Corporate Affairs:
I- propose to the Executive Office the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; II- approve the allocation of staff to the units of the Company; III- guide and promote the application of human resources policies and guidelines of the Company; IV- propose, implement and maintain the telecommunications and informatics systems of the Company; V- provide the Company with shared resources and services of infrastructure and administrative support; VI- coordinate the planning and procurement process of goods and services and of acquisition and disposal of materials and property; VII- guide and promote the application of the Company’s policies, guidelines and standards on Health, Safety and the Environment;

VIII- guide and promote the application of the Company’s policies , guidelines and standards on Social Responsibility; IX- exercise other powers conferred by the Board of Directors.
§7-To the Executive Officer for Governance and Compliance:
I- guide and promote the application of the Company’s norms, guidelines and standards on governance and compliance; II- coordinate the management of compliance and internal controls necessary, including the aspects of fraud and corruption; III- monitor the developments relating to the reporting channel of the Company, and ensure the reporting of violations identified and their results to the Executive Office and the Board of Directors; IV- exercise other powers conferred by the Board of Directors.
§8 - To the Executive Officer of Strategy, Organization and Management System: I- propose the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multi-annual plans; II- coordinate the preparation of the strategic plan, as well as the corresponding multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects; III- submit to the approval of the Executive Office the criteria of technical and economical evaluation for investment projects and the delegation of responsibility for their executions and implementations; IV- monitor and report to the Executive Office the economical and financial performance of investment projects, according to targets and results approved by the Executive Office and the Board of Directors; V- coordinate the preparation of the Basic Plan of Organization, containing, among other things, the general structure of the Company and its general powers, as well as the organization model of Petrobras; VI- ensure the execution of strategies with greater dynamism in the decisions, defining action plans with goals and targets of costs, risks, business performance and investments; VII- guide and promote the application of risk management policies pursuant to the legislation in force; VIII- coordinate the integrated vision of business risks, incorporating risk management in strategic decisions, contributing to the preparation of the business risk matrix of all kinds, and report to the Executive Office and the Board of Directors the main effects of risks on the results of Petrobras; IX- propose the establishment of a management system that: a) modernizes management, improving the monitoring and control of the company’s performance with the use of internal and external benchmarks and risk analysis to support decision-making;
b) unfolds goals and objectives up to the level of supervision;
c) indicates the respective responsible parties;

d) enables the timely monitoring of compliance with such targets and risks associated thereto, with the respective mitigation plans, in an articulate manner with the executive offices in charge; e) establishes a consequences system aligned to its completion, according to meritocracy criteria.
§9 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company’s representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization.
Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company’s activities.
Chapter V - General Meeting
Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators’ accounts, examine, discuss and vote the financial statements;

II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- sale of the control of the capital of wholly-owned subsidiaries of the Company; VIII- dismissal of members of the Board of Directors; IX- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; X- cancellation of the open Company registration; XI- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XII- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XIII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee.
§1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes.
§2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report.
§3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting.

§4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed.
Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors.
Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present.
Chapter VI - Audit Committee
Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote.
§1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury.
§2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws.
§4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee.
§5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws.
Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted.
§1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article.
Chapter VII - Company Employees
Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies.

Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office.
Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company.
§1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company’s permanent staff, by means of positions in commission of free provision.
§2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company’s permanent staff, by means of positions in commission of free provision.
§3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies.
Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs.
Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force.
Chapter VIII - General Provisions
Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws.
Art. 53 - The fiscal year shall coincide with the calendar year, ending on December
31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions.
§1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions.

§2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting.
§3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend.
Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply.
Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company.
Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital.
Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration.
Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law.
Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company’s Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation.
Sole Paragraph. The provisions of the main section do not apply to disputes or controversies relating to Petrobras’ activities based on article 1 of law No. 9,478, of August 6, 1997, and subject to the provisions of these Bylaws with respect to the public interest, which justified the creation of the company, as well as to disputes or controversies involving unavailable rights.
Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation

Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services.
Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies.
Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder.
§1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value.
§2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations.
§3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation.
§4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers.
Art. 62 - In the event of cancellation of Petrobras’ public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company’s egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from proceeding to the public offer for acquisition of shares referred to in this article if the Company egresses Level 2 of Corporate Governance due to the conclusion of the agreement of the Company’s participation in the special segment of B3 denominated New Market (“New Market”) or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction.
§2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale.
§3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company’s egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation.
§1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer.

§2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer.
Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules.
§1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput.
§3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company’s Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company’s egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company’s egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer.

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS
ITEM I

TO ANALYZE MANAGEMENT ACCOUNTS, EXAMINE, DISCUSS AND VOTE THE INTEGRATED REPORTING AND THE COMPANY’S FINANCIAL STATEMENTS, WITH INDEPENDENT AUDITORS AND FISCAL COUNCIL’S REPORTS FOR THE
FISCAL YEAR ENDED DECEMBER 31, 2017
Dear Shareholders,
The Integrated Reporting, the Financial Statements with the Independent Auditors and Fiscal Council’s Reports of fiscal year of 2017 are available in Petrobras website:
http://www.investidorpetrobras.com.br/en/financial-results/holding
Rio de Janeiro, March 26th 2018.
Pedro Parente

CEO

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS
ITEM II
ESTABLISHMENT OF THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS

DEAR SHAREHOLDERS,
Pursuant to the terms of caput of article 18 of the Company’s Bylaws, the Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, elected by the General Meeting, with a unified mandate of 2 (two) years, reelection being allowed. It is proposed the number of 11 (eleven) members for the composition of the Company’s Board of Directors.
The multiple voting process, if it occurs, will only affect members who are not elected through a separate election process, ensuring the Federal Government the right to elect Board Members equal in number to those elected by the other shareholders and employees , plus 1 (one), in the form of art. 19, III, of the Company’s Bylaws.

TH 2018.
RIO DE JANEIRO, MARCH 26
PEDRO PARENTE
CEO

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS
ITEM III
ELECTION OF THE BOARD OF DIRECTORS MEMBERS

Dear shareholders,
The election of the Board of Directors Members, following the provisions set forth in the Company’s Bylaws, shall be approved during this Ordinary General Meeting.
The controlling shareholder nominates the following names to compose the Board of Directors: Luiz Nelson Guedes de Carvalho, Pedro Pullen Parente, Francisco Petros Oliveira Lima Papathanasiadis, Segen Farid Estefen, José Alberto de Paula Torres Lima, Clarissa de Araújo Lins, Ana Lucia Poças Zambelli and Jerônimo Antunes.
Instructions for the appointment of the Board of Directors Members are included in the “Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Board of Directors” in this handbook.
Please find attached the Appendix I regarding the data referring to the persons indicated above, following the items 12,5 to 12,10 of the Reference Form (Art. 10 of CVM 481 Instruction).
Rio de Janeiro, March 26th 2018.
Pedro Parente

CEO

ANNEX I

INFORMATION CONCERNING CANDIDATES INDICATED BY THE CONTROLLING SHAREHOLDER TO THE BOARD OF
DIRECTORS OF PETROBRAS

Name TIF	Birth Date Job	Board Job Position to be taken	Mandate Term Number of Consecutive Mandates
Luiz Nelson Guedes de Carvalho 027.891.838-72	Nov 18th,1945 Economist / Accountant	Board of Directors Chairman	Until AGM 2020 2

Ana Lúcia Poças Zambelli 024.818.357-51	Nov 25th,1972 Engineer	Board of Directors Member	Until AGM 2020 0

Clarissa de Araújo Lins 851.458.317-49	Apr 12th,1967 Economist	Board of Directors Member	Until AGM 2020 0

Francisco Petros Oliveira Lima Papathanasiadis 050.199.968-07	Sep 14th,1964 Economist/ Lawyer	Board of Directors Member	Until AGM 2020 2

Jerônimo Antunes 901.269.398-53	Nov 18th,1955 Accountant	Board of Directors Member	Until AGM 2020 2

José Alberto de Paula Torres Lima 795.818.977-04	Oct 06th,1962 Engineer	Board of Directors Member	Until AGM 2020 0

Pedro Pullen Parente 059.326.371-53	Feb 21st,1953 Engineer	Board of Directors Member	Until AGM 2020 1

Segen Farid Estefen 135.786.856-15	Jan 20th, 1951 Civil Engineer	Board of Directors Member	Until AGM 2020 2

Summary resumés:
Luiz Nelson Guedes de Carvalho - Doctor of Accounting and Controlling from FEA / USP, where he teaches as “Senior Professor”. Specialist in Litigation involving issues of Corporate Accounting,
International Accounting, Risk Management and Auditing. Member of the Boards of Directors of B3 SA (formerly BM & F BOVESPA - Stock Exchange of São Paulo), of Cia. Brasileira de Distribuição CDB - a company of the Pão de Açúcar-GPA Group (a company listed in Brazil and USA) and Petrobras and the Audit Committees of B3 SA and CBD. Independent member of the Sustainability Committee of B3 S.A. He acts as co-arbitrator at the Brazil-Canada Chamber of Commerce (São Paulo) and the International Chamber of Commerce (Paris). Member of the Fiscal Council of the NGO Amazonas Sustainable Foundation - FAS, and of the Curator Council of the Foundation for Accounting, Actuarial and Financial Research - FIPECAFI. Consultant of the Accounting Pronouncements Committee CPC. He was Independent Auditor (1965-1990), Director of the CVM (1990-1991) and the Central Bank (1991-1993). Independent Board Member according to the criteria set forth in Article 18, Paragraph 6 and Article 43, Paragraph 4 of the Company’s Bylaws.
Ana Lucia Poças Zambelli - She holds a master’s degree in mechanical engineering from the Federal University of Rio de Janeiro, a master’s degree in petroleum engineering from Heriot Watt
University (Scotland) and a postgraduate degree in Leadership, Strategic, Innovation and Technology from the MIT-Massachusetts Institute of Technology. She served as a member of the Alcoa Latin America Board of Directors (2012 to 2014), as Senior Commercial Vice President of Maersk Drilling (2015 to 2017), Vice President of Underwater Operations, President of South America at Transocean (2012 to 2015) and President Brazil at Schumberger (2007 a 2011). Independent Board Member according to the criteria set forth in Article 18, Paragraph 6 and Article 43, Paragraph 4 of the Company’s Bylaws.
Clarissa de Araújo Lins – She is founding partner of Catavento, a consulting firm specializing in strategy and sustainability. Her performance stands out for the mapping of global trends, strategic vision and articulation with relevant actors, with emphasis on the impact of energy transition and climate change in business. In addition, Clarissa is executive director of the Brazilian

Institute of Petroleum, Gas and Biofuels –IBP (April 2016) and an independent member of Vale’s Sustainability Committee, a statutory body advising the Board of Directors (May / 2017). She is also a fellow of the Energy and Infrastructure Centers of the Brazilian Center for International Relations - CEBRI (July / 2017). Clarissa was a member and chair of the independent external committee of Royal Dutch Shell (2012-2015) - External Review Committee, focusing on sustainability and long-term strategy. Clarissa was Executive Director of the Brazilian Foundation for Sustainable Development - FBDS, where she led the corporate sustainability area (2004/2013). At Petrobras, she was executive manager of Corporate Strategy and adviser to the president (1999/2002), when she led the Company’s strategic planning process. She was special adviser to the Presidency of the National Development Bank - BNDES (1995/99) and adviser to the economic team in the Ministry of Finance (1993/1994), during the preparation of the Real Plan. She was also a member of the Board of Directors of Grupo Technos’ holding company (2008/2011). She took the training course for IBGC (2015) board members. Clarissa is an economist from the Pontifical Catholic University of Rio de Janeiro - PUC Rio, with a master’s degree in economics from the same university. Independent Board Member according to the criteria set forth in Article 18, Paragraph 6 and Article 43, Paragraph 4 of the Company’s Bylaws.
Francisco Petros Oliveira Lima Papathanasiadis - lawyer specializing in corporate, corporate governance and capital market issues from Mackenzie University and an economist from the
Pontifical Catholic University of São Paulo, a post-graduate in finance (MBA) from the Brazilian Institute of Capital Markets (1st class-1987). He worked for 25 years in the areas of asset management and corporate finance, having solid knowledge of portfolio management and regulation of financial products. He was president of APIMEC-SP, which brings together investment analysts from the Brazilian capital market and the Capital Market Analysts Supervisory Board, set up by the Brazilian Securities and Exchange Commission (CVM). Currently, as well as being an independent member of Petrobras’ Board of Directors and Chairman of the Company’s Nomination, Compensation and Succession Committee, he is vice-president of the Board of Directors of BR Foods and coordinator of the Statutory Audit Committee of that company. He was also a member of the Board of Directors of Petrobras Distribuidora (BR) between May 2015 and

April 2016. Independent Board Member according to the criteria set forth in Article 18, Paragraph
6 and Article 43, Paragraph 4 of the Company’s Bylaws.
Jerônimo Antunes - Accountant, Graduated in Accounting and Business Administration and Master and PhD in Controllership and Accounting by FEA-USP, he is a member of the Board of
Directors of Petrobras and Petrobras Distribuidora, President of the Audit Committees of Petrobras and Petrobras Distribuidora, and holds the positions of Professor-Doctor of the undergraduate course in Accounting Sciences of FEA / USP; Independent member of the Board of Directors and Coordinator of the Audit Committee of the Basic Sanitation Company of the State of São Paulo - Sabesp, a public company listed on the NYSE, in the water treatment and distribution business; member of the auditing committees of Paranapanema S.A. and of the State Development Agency of São Paulo - Develops SP. He has taught several MBA and specialization courses in Accounting, Auditing, Finance and Business Management at FIPECAFI-USP, FIA-USP, UFC and other higher education institutions. He acted as Independent Auditor of large, medium and small companies for more than 30 years. He also acts as Expert-Accountant and Expert-Accountant Technical Assistant in various disputes, in the Arbitration and Mediation Chambers of CIESP-FIESP, OAB and Brazil-Canada Chamber of Commerce and in the Judiciary since 2005. Independent Board Member according to the criteria set forth in Article 18, Paragraph 6 and Article 43, Paragraph 4 of the Company’s Bylaws.
José Alberto de Paula Torres Lima - He has been active in the energy industry for 30 years. Graduated in Civil Engineering from the Federal University of Rio de Janeiro and an MBA in
Business Administration from COPPEAD / RJ. Mr. Lima also carried out post-graduate programs in France and the United States. Previously, he was a board member of the Houston Grand Opera and the ACC American Chemistry Council. With a 27-year career at Shell, he held positions in Brazil and abroad. He served as Vice President of Shell Chemicals NBD and Ventures from 2012 until May 2016, Vice President of LNG, Gas Monetization and Wind Energy at Shell Upstream Americas -Houston from 2009 to 2012, President of Shell US Gas & Power 2002-2006, M & E Projects Leader at Shell International Gas - London 2001 and 2002, and Finance and Corporate Planning Manager from 1989 to 1996, when he joined Shell Brazil. Currently, he is a member of the Board of Directors of Prumo Logĺstica. Independent Board Member according to the criteria set forth in Article 18, Paragraph 6 and Article 43, Paragraph 4 of the Company ’s Bylaws.
Pedro Pullen Parente -Engineer. He began his public service career at Banco do Brasil in 1971 and was transferred to the Central Bank in 1973, in both cases following public examination. He has been a consultant for the International Monetary Fund and public institutions in Brazil, including several State Departments and the National Constituent Assembly of 1988, and has occupied various government positions in the economics area. He was Minister of State between 1999 and 2002, having led the team handling the transition from President Fernando Henrique Cardoso’s government to President Lula’s administration. During this period, he worked as President of the Energy Crisis Management Chamber. He was a member of the Board of Directors of Petrobras between March 24, 1999 and December 31, 2002 and Chairman of the Board as of March 25, 2002. He was Chief Operating Officer of RBS Group between 2003 and 2009 and President and CEO of Bunge Brasil from 2010 to 2014. He has also been Chairman of the Board of Directors of the B3 since March 2015. He has also been CEO of Petrobras since May 2016. Dependent Board Member according to the criteria set forth in Article 18, Paragraph 6 and Article 43, Paragraph 4 of the Company’s Bylaws.
Segen Farid Estefen -Professor of Ocean Structures and Subsea Engineering at COPPE, Federal University of Rio de Janeiro, where he is currently the Coordinator of the Submarine Technology Laboratory. He was Director General (1998-2001) and Director of Technology and Innovation (2007-2013) of COPPE and Superintendent Director of the Coppetec Foundation (2009-2013). He is a member of the Advisory Board of the Division of Ocean, Offshore and Polar Engineering of the American Society of Mechanical Engineers (ASME), Fellow of the British Society of Underwater Technology (SUT) and member of the National Academy of Engineering. Co-author of the Intergovernmental Panel on Climate Change Report on Renewable Sources of Energy. He has been a member of the Boards of Directors of Petrobras and Petrobras Distribuidora since April 2015. Civil Engineer by the Federal University of Juiz de Fora, M.Sc. Ocean Engineering by COPPE / UFRJ, Ph.D Civil Engineering by Imperial College London and Post-doctorate at Norwegian University of Science and Technology. He is a visiting professor at China University of Petroleum. He has more than 200 articles published in international congresses and journals. Acted as technical consultant for oil and gas companies, electric power, transportation and defense. Independent Board Member according to the criteria set forth in Article 18, Paragraph 6 and Article 43, Paragraph 4 of the
Company’s Bylaws.
The candidates indicated above:
• Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.
• They don´t have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the “Formulário de Referência”.
• They don´t have any relation of subordination with the Company’s related parties.
The Petrobras Board of Directors’ Nomination, Remuneration and Succession Committee will verify the adherence of the nominees to the requirements of the Policy of Nomination of Members of the Fiscal Council, Board of Directors, Executive Board and Holders of the General Structure of Petrobras and Petrobras System Companies (“Indication Policy”). Prior to the holding of this Meeting, the minutes of the meeting of the Nominating, Compensation and Succession Committee of the Petrobras Board of Directors that will appreciate these indications will be available at the Company’s electronic address (http://www.petrobras.com.br/ri) in “Corporate Governance”, “Governing Bodies”, “Committees”, “Minutes”, “Nomination, Remuneration and Succession Committee”.
Also in compliance with CVM Instructions 480/09 and 481/09, we report the percentage of participation of the nominees in the meetings of the Board of Directors and of the Advisory Committees to the Board of Directors, as the case may be, that occurred after the investiture.
Meetings of the Board of Directors held in 2017:

	Board of Directors
		% of member’s participation in
Board Members	# Meetings 2017	meetings held after the investiture
LUIZ NELSON GUEDES DE CARVALHO	46	100,00%
PEDRO PULLEN PARENTE	46	93,48%
FRANCISCO PETROS PAPATHANASIADIS	46	97,83%
SEGEN FARID ESTEFEN	46	100,00%
JERÔNIMO ANTUNES	46	97,83%

• Meetings of the Advisory Committees to the Board of Directors held in 2017:

Statutory Audit Committee (CAE)
Board Member	# Meetings 2017	% of member’s participation in meetings held after the investiture

JERÔNIMO ANTUNES	45	100,00%

Communication and Social Responsibility Committee (CCRS)
Board Member+	# Meetings 2017	% of member’s participation in meetings held after the investiture

FRANCISCO PETROS PAPATHANASIADIS	3	100,00%

JERÔNIMO ANTUNES	3	100,00%

SEGEN FARID ESTEFEN	3	100,00%

Strategic Committee (COEST)
Board Member	# Meetings 2017	% of member’s participation in meetings held after the investiture

SEGEN FARID ESTEFEN	18	94,44%

Comitê Financeiro (COFIN)
Board Member	# Meetings 2017	% of member’s participation in meetings held after the investiture

FRANCISCO PETROS PAPATHANASIADIS	24	87,50%

Financial Committee (CIRS)
Board Member	# Meetings 2017	% of member’s participation in meetings held after the investiture

FRANCISCO PETROS PAPATHANASIADIS	26	100,00%

JERÔNIMO ANTUNES	26	96,15%

SEGEN FARID ESTEFEN	3	100,00%

Committee on Safety, Environment and Health (CSMS)
Board Member	# Meetings 2017	% of member’s participation in meetings held after the investiture

SEGEN FARID ESTEFEN	17	94,12%

ANNEX II

INFORMATION ON MEMBERS INDICATED BY NON-CONTROLLING SHAREHOLDERS FOR THE BOARD OF DIRECTORS

Candidates nominated by Leblon shareholders Master Shares FIA, Leblon Icatu Previdencia FIM and Ataulfo LLC

Name TIF	Birth date Job	Board Job Position to be taken	Mandate Term Number of Consecutive Mandates
Marcelo Mesquita de Siqueira Filho 951.406.977-34	12/20/69 Economist	Board of Diretors Member of the Board of Directors by Minority	Up to April 2020 1

Sônia Júlia Sulzbeck Villalobos 022.306.678-82	06/06/63 Business Administration	Board of Diretors Member of the Board of Directors by Preferred	Up to April 2020 0

Member of the Board of Directors by Minority
Marcelo Mesquita de Siqueira Filho has 27 years of experience in the Brazilian stock market. He is a founding partner of Leblon Equities, a fund manager focused on Brazilian equity, created in 2008 and co-manager of equity and private equity funds. Prior to that, he worked for 10 years at UBS Pactual (1998-2008) and 7 years at Banco Garantia (1991-1998). At UBS Pactual he was co-responsible for the Capital Markets area (07-08), responsible for the area of actions (05-07), responsible for the area of Business Analysis and Strategist (98-06). At Banco Garantia, he was an analyst at commodity companies (91-97) and Investment Banker (97-98). Since 1995, Marcelo was considered by investors as one of the main analysts of Brazil according to several surveys done by the magazine Institutional Investor. It was ranked “# 1 Brazil Analyst” in 2003-2006 (in addition to # 3 in 2002, # 2 in 2001 and # 3 in 2000). Marcelo was also voted “# 1 Stock Strategist in Brazil” by the “Institutional Investor Magazine Brazil Survey” in 2005, 2004 and 2003. Marcelo participated in more than 50 transactions in the Brazilian stock market that totaled more than US $ 15 billion, both in Warranty and UBS Pactual. Marcelo is 48 years old, holds a degree in Economics from PUC-RJ, in French Studies from the University of Nancy II and

OPM from Harvard. Marcelo is a member of the Board of Directors of Petrobras, BR Home Centers and Tamboro. He has CPA-20 certification. Independent Board Member according to the criteria set forth in Article 18, paragraph 6 and Article 43, paragraph 4 of the Company’s Bylaws.
Member of the Board of Directors by Preferred
Sônia Júlia Sulzbeck Villalobos has 33 years of experience in the Brazilian stock market, being the first person in South America to receive the CFA credential in 1994. Sonia worked from 85-87 in the DTVM Team and 87-89 in Banco Iochpe as an analyst investments. From 1989-96 at Banco Garantia as Head of the Investment Analysis Department, when she was voted Best Analyst in Brazil by Institutional Investor Magazine in 92, 93 and 94. She worked at Bassini, Playfair & Associates for 96-02 as Private Equity Officer in Brazil , Chile and Argentina. From 2005-2011 at Larrain Vial as fund manager. From 2012-16 at Lanin Partners as founding partner and fund manager in Latin America. Since 2016 she has been a professor at Insper in the Lato Sensu postgraduate course in asset management and financial statement analysis. Since May 2016, she has been a member of the Board of Directors of Telefônica do Brasil, elected by the preferred shareholders. In the past it was the TAM Linhas Aéreas Councils, Engineering Method (Brazil), Tricolor Pinturas and Fanaloza / Briggs (Chile), Milkaut and Banco Hipotecario (Argentina). Sônia holds a Bachelor’s degree in Public Administration from EAESP-FGV and has a Master’s degree in Business Administration with a specialization in finance from EAESP-FGV. Independent Board Member according to the criteria set forth in Article 18, paragraph 6 and Article 43, paragraph 4 of the Company’s Bylaws.
The candidates indicated above:
• In the last 5 years, there has been no criminal conviction, conviction in an administrative proceeding of the CVM or a final conviction, in the judicial or administrative sphere, that has suspended or disqualified them for practicing professional or commercial activity.
• They do not have a marital relationship, stable union or informationable relatives according to item 12.9 of the Reference Form.

• They have no relationship of subordination with related parties of the Company.
The Petrobras Board of Directors’ Nomination, Remuneration and Succession Committee will verify the adherence of the nominees to the requirements of the Policy of Nomination of Members of the Fiscal Council, Board of Directors, Executive Board and Holders of the General Structure of Petrobras and Petrobras System Companies (“Indication Policy”). Before the Meeting, the minutes of the meeting of the Nominating, Compensation and Succession Committee of the Petrobras Board of Directors that will appreciate this

Indication will be available at the Company’s electronic address (http://www.petrobras.com.br/ri) in “Corporate Governance”, “Governing Bodies”,

“Committees”, “Minutes”, “Nomination, Remuneration and Succession Committee”.
Also in compliance with CVM Instructions 480/09 and 481/09, we inform the percentage of participation of the nominees in the meetings of the Board of Directors and of the Advisory Committees to the Board of Directors, as the case may have occurred after the investiture:
• Meetings of the Board of Directors held in 2017:

Board of Directors
Board Member	Total Meetings of the Board	% member’s participation in the meetings held after the inauguration (1)

MARCELO MESQUITA SIQUEIRA FILHO	46	93.48%

Meetings of the Advisory Committees to the Board of Directors held in 2017:

Audit Commitee (CAE)
Board Member	Total Meetings of the Board	% member’s participation in the meetings held after the inauguration (1)

MARCELO MESQUITA SIQUEIRA FILHO	45	91.11%

Minority Commitee
Board Member	Total Meetings of the Board	% member’s participation in the meetings held after the inauguration

MARCELO MESQUITA SIQUEIRA FILHO	2	100.00%

VERIFICATION OF THE LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS’S BOARD OF DIRECTORS
The appointment of a member of Petrobras’ Board of Directors, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, shall fully comply with the requirements and prohibitions imposed by the Business Corporate Law, by Law 13,303, dated June 30 by Decree No. 8,945, dated December 27, 2016, by Petrobras’ Articles of Incorporation and by the Policy of Appointment of Members of the Audit Committee, Board of Directors, Executive Board and Owners of the Petrobras General Structure and Petrobras System Companies (“Appointment Policy”), otherwise its nomination will not be granted.
As provided for in art. 21-L of SEC Instruction No. 481 of December 17, 2009, recently amended by SEC Instruction No. 594/17, for the indications to be included in the distance ballot, these must be carried out by the shareholders at least 25 ( twenty-five) days to the date of the General Meeting.
In accordance with art. 21, paragraph 4 of the Articles of Incorporation, appointments of candidates must be made within 16 (sixteen) business days prior to the date of the Annual General Meeting, that is, until 04/13/2018, upon delivery of the Forms, as set out in the Exhibits, duly completed, as well as attached documentation listed therein, in order to attest to the fulfillment of the requirements.
The information should be sent to the following e-mail addresses: indicacoes@petrobras.com.br and investidores@petrobras.com.br.
Once all documentation has been received, the Nomination, Compensation and Succession Committee (“CIRS”), amended in compliance with art. 64, paragraph 1 of Decree 8,945/2016, will analyze the information provided by the nominee, according to Form and supporting documentation, advising shareholders on compliance with the requirements and non-occurrence of the prohibitions established in Law 6,404/76, Law 13,303/16, Decree No. 8,945/16, Petrobras’ Articles of Incorporation and Nomination Policy.
Exceptionally, the statements made by the shareholders at a later date than 16 (sixteen) business days, and that do not have time for analysis by the CIRS, will be analyzed by the Secretariat of the Meeting, as provided for in art. 22, paragraph 4, of Decree No. 8,945/16.
In the event of an analysis of the requirements by the Secretariat of the Assembly, the candidate’s taking office shall be conditioned to the analysis of the additional requirements set forth in Exhibit II by the CIRS and to the recommendation of approval by said Committee, as provided for in item 4.1.7.3.1 of the Petrobras Nomination Policy.

Still under term of item 4.1.7.3.2 of the Nomination Policy, if the CIRS does not recommend the approval of the candidate whose requirements analysis was performed in accordance with item 4.1.7.3, the position will remain unfilled and a new general meeting will be convened for filling the position.
EXHIBIT I: Form - Administrator Register - Executive Officer or Board of Directors of the Ministry of Planning, Development and Management Exhibit II: Form - Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras Exhibit III: Form - Independence Requirements

EXHIBIT I
MINISTRY OF PLANNING, DEVELOPMENT AND MANAGEMENT Secretariat of Coordination and Governance of State-Owned Companies
ADMINISTRATOR REGISTER – Executive Officer or Board of Directors
Compliance with Law 13,303, of June 30, 2016, and with Decree 8,945, of December 27, 2016.
Verification of legal and statutory requirements and prohibitions required to appoint an administrator (executive officer or board of directors) of a state-owned company with a gross operating revenue equal to or greater than BRL 90 million.
A. GENERAL DATA

1. Full name:
2. CPF:	3. Gender: () M ( ) F

4. Permanent Duty:

5. Function held in commission:	6. Code of position:

7. Business Phone:	8. Personal phone number:

9. Business e-mail:

10. Personal e-mail:

11. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer

12. Company to which it was indicated:

13. Sector of activity of the company *:
*Examples: financial, ownership interest, petroleum, energy, infrastructure, communication, supply, health, research, information technology, industry or services.

B. REQUIREMENTS - Need for documentary evidence (items 15, 17 and 19)
14. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 28, item III and § 1, of Decree 8,945/16)
( ) Yes ( ) No
15. What is the area of your academic background most associated to the position for which you were nominated?
*Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated.
16. Check the professional experience below that you have: (art. 28, item IV of Decree 8,945/16)

( ) 10 years in the area of activity of the state-owned company or in an area related to the position for which you were indicated
( ) 04 years in a management position (board of directors, executive office or audit committee) or top management (two hierarchical higher non-statutory levels of the company) in a large size company or object similar to that of the state-owned company
( ) 04 years in a position equivalent to DAS-4 or higher in legal persons of public law
( ) 04 years as a professor or researcher, of a university level, in the area of action of the state-owned company
( ) 04 years as an independent professional in the area of activity of the state-owned company
17. Of the items indicated in item 16, describe the experience most associated to the position of administrator:*
*Indicate only the main one. Examples: a) employee; b) Chief Officer; c) general coordinator; d) professor of economics; e) lawyer
18. Do you have a well-known knowledge compatible with the position for which you have been appointed? ( ) Yes ( ) No
(Decree 8,945/16: Art. 28. The administrators of state-owned companies should meet the following mandatory requirements: (...) II - have a well-known knowledge compatible with the position for which you have been appointed?
19. What is the most associated element to indicate your significant knowledge compatible with the position of administrator?*
* Indicate only the main one. Examples: a) any Masters or PhD; b) academic publications; c) experience accumulated in councils.
20. Is a resident of Brazil (a mandatory requirement only for the appointment of a Executive Officer): ( ) Yes ( ) No
21. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No
This register must be signed and initialed on all pages, scanned in a single file together with the documentation proving the qualifications informed in items 15, 17 and 19, according to item D.
C. IRREPROACHABLE CONDUCT AND PROHIBITIONS

1. Decree 8,945/16, art. 29, items I to XI	Doe s it fit?
I - is the representative of the regulatory body to which the state-owned company is subject?	() Yes ( ) No

II - is a Minister of State, State Secretary or Municipal Secretary?	() Yes ( ) No

III - holds at-will appointment in the federal public administration, directly or indirectly, without a
permanent relationship with the public service? (applies to a retired public servant or employee who holds a direct or indirect federal public administration at-will appointment)	() Yes ( ) No

IV - is a statutory officer of a political party, even if a licensed one?	() Yes ( )

No
IV - holds a mandate in the Legislature of any federative body, even if a licensed one?	() Yes ( ) No

V - is a blood relative or similar, to the third degree of the persons mentioned in subsections I to IV?	() Yes ( ) No

VI - is a person who has, for the last thirty-six months, acted as a participant in the political party’s decision- making structure?	() Yes ( ) No

VII - is a person who has worked, in the last thirty-six months, in organizing, structuring and conducting an electoral campaign?	() Yes ( ) No

VIII - is a person holding a position in trade union organization?	() Yes ( ) No

IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or
offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment?	() Yes ( ) No

X - is a person who has or may have any form of conflict of interest with the political-administrative person controlling the state-owned company or with the state-owned company itself?	() Yes ( ) No

2. Supplementary Law no 64/1990, art. 1-I: Clean record	Doe s it fit?

a) is a person that can not take voter’s title, or is illiterate;	() Yes ( ) No

b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town
Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight years following at the end of the legislature;	() Yes ( ) No

c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his
elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected?	() Yes ( ) No

d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a
collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years?	() Yes ( ) No

e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below:
1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law provides for deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band;	() Yes ( ) No

f) was declared unworthy of officership, or incompatible for a period of eight (8) years;	() Yes ( ) No
g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had
been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition?	() Yes ( ) No

h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for
the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years?	() Yes ( ) No

i) has held a position or function of management, administration or representation in credit, financing or
insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree?	() Yes ( ) No

j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral
corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election?	() Yes ( ) No

k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the
National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature?	() Yes ( ) No

l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit
enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence?	() Yes ( ) No

m) was excluded from exercise of his/her profession, by penalty decision of the competent professional
body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary?	() Yes ( ) No

n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond
or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud?	() Yes ( ) No

o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary?	() Yes ( ) No

p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final
decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision?	() Yes ( ) No

q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has
lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years?	() Yes ( ) No

3. Law 6,404/76, art. 147: Corporate Law	Doe s it fit?

() Yes ( )

§ 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft,
embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices?	No
§ 2 - is considered a disqualified person by an act of the Securities and Exchange Commission? * SEC website, in the link of Sanctioning Action - Advanced Search	() Yes ( ) No

§ 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or audit committees?	() Yes ( ) No

§ 3 (...): II - has conflicting interests with the company?	() Yes ( ) No

4. Law 12,813/13, art. 5 and 6: Conflict of interest	Doe s it fit?

Art. 5 The following constitute a conflict of interests in the exercise of office or employment within the scope of the Federal Executive Branch:

I - discloses or makes use of privileged information for personal gain or of a third party, obtained by virtue of the activities performed?	() Yes ( ) No

II - exercises activity involving the provision of services or maintaining business relationship with individuals
or entities that have an interest in the decision of public official or collegiate in which he/she participates?	() Yes ( ) No

III - exercises, directly or indirectly, an activity that, given its nature, is incompatible with the duties of the
position or employment, considering as such, including the activities carried out in areas or related matters?	() Yes ( ) No

IV - acts, albeit informally, as attorney, consultant, advisor or intermediary of private interests in the bodies
and entities of the direct or indirect public administration of any of the powers of the Union, of the States, of the Federal District and the Municipalities?	() Yes ( ) No

V - practices any act for the benefit of interests of legal entities in which the public agent participates, or
his/her spouse, partner or relatives by blood or the like, straight or collateral line, to the third degree, and can be benefited by it or influence in its acts of management?	() Yes ( ) No

VI - receives gifts from those interested in the decision of public officials or collegiate body in which he/she participates outside the limits and conditions established by regulation?	() Yes ( ) No

VII - provides services, although eventually, to the company whose activity is controlled, monitored or regulated by the entity to which the public agent is linked?	() Yes ( ) No

Art. 6 The following constitute a conflict of interests in the exercise of office or employment within the scope of the Federal Executive Branch:

I - discloses or makes use of privileged information obtained by virtue of the activities performed?	() Yes ( ) No

II - in the period of six (6) months, counting from the date of waiver, discharge, dismissal or retirement, unless expressly authorized, as the case may be, by the Public Ethics Commission or by the Office of the Federal
Controller General:

a) has provided, directly or indirectly, any type of service to the individual or legal entity with whom it has established a relevant relationship due to the exercise of the position or employment?	() Yes ( )

No
b) accepted the position of administrator or counselor or establish professional relationship with a natural
or legal person that performs activity related to the area of activity of the position or employment held?	() Yes ( ) No

c) has entered into contracts of service, advisory or similar activities with agencies or entities of the Federal
Executive Branch, which are indirectly linked to the body or entity in which they hold the position or employment?	() Yes ( ) No

d) intervened, directly or indirectly, in favor of private interest before an organ or entity in which he or she
has held a position or job or with which he/she has established a relevant relationship due to the exercise of his/her position or employment?	() Yes ( ) No

5. Articles of Incorporation and Accounting Court: Does it fit?

a) does it fit into any prevention provided for in the company’s articles of incorporation?	() Yes ( ) No

b) does it fit the list of disqualified by the Accounting Court?* * Accounting Court website, in the Services and Inquiries link - Irregular and Disqualified	() Yes ( ) No

D. DOCUMENTS ATTACHED:

The person indicated is aware of the need to attach to this statement the respective documents that attest to compliance with items 15, 17 and 19 of this form, namely:
Item	Means of verification

15 – Academic studies more associated to the position of Management Advisor of the company for which it was indicated.	Copy of the graduation diploma (front and back); Copy of the postgraduate diploma (front and back).

17 – Experience more associated to the position of company manager for which it was indicated.

a) 10-year experience in the area of activity of the state-owned company or in an area related to the position for which you were indicated	Act of appointment and discharge, if any; Statement of the company/agency; Registration in work card.

b) 4-year experience in a management position (board of directors, executive office or audit committee) or top management (two hierarchical higher non-statutory levels of the company) in a large size company or object similar to that of the state-owned company	Act of appointment and discharge, if any; Statement of the company/agency; Registration in work card.

c) Minimum 4 year experience of 04 years in position equivalent to DAS-4 or higher in the public sector	Act of appointment and discharge;

d) Minimum 4 year experience as a professor or researcher, of a university level, in the area of action of the state-owned company	Registration in work card; Declaration of the institution.

e) Minimum 4 year experience as an independent professional in the area of activity of the state-owned company	Declaration of Regional Board; Declaration of service providers; Declaration of Counterparts.

19 - Significant knowledge compatible with the position for which you have been appointed.	Copy of the diploma (front and back); Act of appointment and discharge, if any; Registration in work card;

Examples: a) any Masters or PhD; b) academic publications; c) experience accumulated in councils.
Statement of the company/agency;
Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate, true and without any kind of erasure, and can be used by the Nomination, Remuneration and Succession Committee.
Place and Date
Signature of the Nominee

EXHIBIT II

EXHIBIT I - FORM

Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras
INFORMATION OF THE POSITION INTENDED
POSITION INTENDED:
COMPANY:
ASSIGNMENT OF POSITION:
STATUTORY MANDATE MANAGEMENT FUNCTION OTHERS

CANDIDATE INFORMATION
NAME:	Enrollment number:

CPF:

Marital Status:

ID no:	Date of issue/Issuing agency:

Date of birth:	Natural of (City/State):

Father’s name:

Mother’s name:

Responsible for appointment¹:

Care of²:

¹ Field for the use of Petrobras nominees.
² Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We emphasize that the delegate will receive personal and non-transferable password to access the contents of the report. It is up to him to ensure the security of the information.

Additional Integrity Requirements
I) Clean record - CPF

Has a CPF with “Null” status in the Federal Revenue database	() Yes( ) No

II) Business Participation

Has a relevant corporate interest in limited companies (article 1,099 of the Civil Code) and private corporation (article 243, §§ 4 and 5 of Law
6,404/76), which are included in Petrobras’ register and which have been transacted in the condition of Supplier, client, sponsored entity, consortium or joint venture, with Petrobras, its subsidiaries, subsidiaries and affiliates, within the last 3 (three) years.	() Yes( ) No

Has been in control or participated in a statutory body of a legal entity
in judicial, bankrupt or insolvent recovery, within a period of five (5) years prior to the date of its election or appointment, except as a liquidator, commissioner or judicial administrator.	() Yes( ) No

III) History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form

Has been included in the system of consequence under the Petrobras
System or has suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of internal investigations, when applicable.	() Yes( ) No

Has a serious misconduct related to noncompliance with the Code of
Ethics, Guide to Conduct, Manual of the Petrobras Program for
Prevention of Corruption or other internal regulations related in the last
3 (three) years, when applicable.	() Yes( ) No

IV) Audit Highlights:

Is responsible for non-conformities indicated in quarterly Internal Audit reports that are pending regularization for more than 2 years.	() Yes( ) No

V) Commercial and financial issues:

It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion or through a consumer protection agency on the date of the nomination.	() Yes( ) No

It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the nomination.	() Yes( ) No

VI) Judicial and/or administrative proceedings:

Was convicted, in second instance, in criminal proceedings, in Brazil or abroad, related to the activity to be performed.	() Yes( ) No
Has against itself judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any sphere other than criminal, since related to the activity to be performed.	() Yes( ) No

Has been fined in a final decision in the scope of external control, regulation and control organs in the last 5 years.	() Yes( ) No

VII) Indication in positions on Boards of Directors or Tax Board of the subsidiaries, controlled companies and affiliates of Petrobras

Currently holds 3 or more positions on Boards of Directors or Tax Boards of Petrobras (a) subsidiaries, controlled and affiliated companies(a)? Indicate the companies and if any is in liquidation:	() Yes( ) No

Currently receives compensation in two (2) of the Board of Directors or TaxBoardofPetrobras’subsidiaries,controlledandaffiliated companies(a)?	() Yes( ) No

(a) Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Tax Boards of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation.

Attached documents to prove the additional requirements:
Requirements	Means of verification

Commercial and financial issues and Legal and/or Administrative Proceedings	Clearance certificates from the securities and distribution offices of your domicile in the last 5 (five) years
Clearance certificate, or liability certificate with clearance effects, federal, state, and municipal certificates of your domicile within the last 5 (five) years

Identification documents	Copy of CPF and ID card Copy of Marriage Certificate

Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate, true and without any kind of erasure, and can be used by the Nomination, Remuneration and
Succession Committee.
Place and date Signature of the Nominee

EXHIBIT III
Declaration of independence
(Article 36, § 1 of Decree No. 8,945/16, Rules of Procedure of the State Governance Highlights
Program of B3 and of the Level 2 Regulation of Corporate Governance)
In compliance with the provisions of Instruction No. 480 of December 7, 2009 and subsequent amendments by the Securities and Exchange Commission, we ask you to fill in the following questions:
I - do you have or had, in the last 3 (three) years, a relationship with Petrobras or its subsidiaries based in Brazil, except for the participation in Petrobras’ Board of Directors or participation in its share capital?
( ) yes ( ) no
II - are you a spouse or a consanguineous relative or by adoption, up to the third degree, of the head of the Executive Branch, Minister of State, Federal Controller Secretary, Secretary of State, of the Federal District or Municipality or administrator of Petrobras or its subsidiaries based in Brazil?
( ) yes ( ) no
III – do you maintain or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the persons mentioned in item II above, that may compromise its independence? (persons associated to public educational and/or research institutions are excluded from this restriction)
( ) yes ( ) no
IV - are you, or have you been, in the last three years, employee or Executive Officer of Petrobras, of its Controlling Shareholder or its subsidiaries or affiliates?
( ) yes ( ) no
V - are you a supplier or buyer, direct or indirect, of services or products of Petrobras or its subsidiaries based in Brazil?
( ) yes ( ) no
VI - are you an employee or manager of a company or entity that offers or demands services or products to Petrobras or its subsidiaries based in Brazil?
( ) yes ( ) no
VII - do you receive any other remuneration from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of Director, except for the remuneration resulting from participation in the company’s capital?
( ) yes ( ) no

S T A T E M E N T
I hereby state that:
( ) YES I am an Independent Director, in accordance with the criteria listed above and set forth in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Procedure of the State Governance Highlights Program of B3 and of the Level 2 Regulation of Corporate Governance
( ) NO I am not an Independent Director, in accordance with the criteria listed above and set forth in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Procedure of the State Governance Highlights Program of B3 and of the Level 2 Regulation of Corporate Governance
[city], [day] [month] , 2018.

[SIGNATURE]

[FULL NAME] [POSITION]

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS
ITEM IV
ELECTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,
The election of the Chairman of the Board of Directors, according to what has been established in the Company’s Bylaws, will be approved in the course of the Ordinary General Meeting.
The controlling shareholder nominates Mr. Luiz Nelson Guedes de Carvalho as Chairman of the Board of Directors.
Rio de Janeiro, March 26th, 2018
Pedro Parente CEO

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS
ITEM V
ELECTION OF MEMBERS TO THE FISCAL COUNCIL AND THEIR RESPECTIVE SUBSTITUTES

Dear Shareholders,
The election of the Fiscal Council Members and their respective substitutes, following the provisions set forth in the Company’s Bylaws, shall be approved during this Ordinary General Meeting
The controlling shareholder nominates the following names to compose the Fiscal Council and respective substitutes: Adriano Pereira de Paula (alternate: Paulo José Franco Medeiros de Morais); Marisete Fátima Dadald Pereira (alternate: Agnes Maria de Aragão da Costa); Eduardo Cesar Pasa (alternate: Mauricyo José Andrade Correia).
Instructions for the appointment of the Fiscal Council Members are included in the “Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Fiscal Council” in this handbook.
Please find attached the Appendix I regarding the data referring to the persons indicated above, following the items 12,5 to 12,10 of the Reference Form (Art. 10 of CVM 481 Instruction).
Rio de Janeiro, March 26th 2018.
Pedro Parente

CEO

ANNEX I

INFORMATION ABOUT THE CANDIDATES INDICATED BY THE CONTROLLING SHAREHOLDER FOR THE FISCAL COUNCIL OF
PETROBRAS

Name CPF	Birth Date Profession	Company’s Administration Body Elective position to occupy	Term of Mandate No. of Consecutive Mandates
Adriano Pereira de Paula 743.481.327-04	10/13/1963 Economist	Fiscal Council Fiscal Council Member (holder)	Until 2019 AGM 2

José Franco Medeiros de Morais 665.559.571-15	12/27/1969 Economist	Fiscal Council Fiscal Council Member (alternate)	Until 2019 AGM 1

Marisete Fátima Dadald Pereira 409.905.160-91	04/16/1955 Accountant	Fiscal Council Fiscal Council Member (holder)	Until 2019 AGM 7

Agnes Maria de Aragão da Costa 080.909.187-94	02/01/1979 Economist	Fiscal Council Fiscal Council Member (holderrnate)	Until 2019 AGM 3

Eduardo Cesar Pasa 541.035.920-87	09/02/1970 Accountant	Fiscal Council Fiscal Council Member (holder)	Until 2019 AGM 1

Mauricyo José Andrade Correia 719.201.104-53	12/06/1971 Lawyer	Fiscal Council Fiscal Council Member (alternate)	Until 2019 AGM 1

Adriano Pereira de Paula, economist and public servant - STN Finance and Control Analyst since 1986. He was approved in the first selective process carried out for General Coordinator in the Treasury (April / 2010). He was the head of the General Coordination of Credit Operations, between 2010 and 2016, responsible for the budget management, financial and accounting management of Official Loan Operations, aimed at fostering agricultural, agro industrial and export activities. He managed the economic programs subsidies to promote productive infrastructure, industry, housing, individual productive credit related to the Financial Charges of the Federative Government, and the payments of indemnities and restitutions of the Program of Guarantee of the Agricultural Activity (PROAGRO). In August 2016, he assumed the position of Deputy Secretary of Fiscal Policy of the National Treasury, having at his charge the planning and financial programming of the federal government, the management of federal public funds, liabilities and contingent assets of the Federative Government, the control of public investments, subsidies and subsidies directly responsible to the Treasury. He was a representative of the Ministry of Finance - Fiscal Council - CITEPE (2014/2016) and Minas Gerais State Power Stations - CEMIG, at the Fiscal Council of Light S.A. (2015/2016).
José Franco Medeiros de Morais, economist. He is currently Deputy Secretary of Public Debt of the National Treasury. He was a Consultant in Public Debt Management, Capital Markets and Fiscal Risks of the World Bank and the IMF between 2008 and 2015. He holds a bachelor’s degree, a master’s degree and a Ph.D. in Economics from the University of Brasĺlia. He was Professor of Economics and Finance at IBMEC-DF, FGVDF, ESAF-DF, Faculdades Integradas do Planalto Central. José Franco was a member of the audit committee of the following companies: Engepron (2006 to 2008), BB BI (2012 to
2014), BB Card Manager (2008 to 2012), BB DTVM (2014 to 2017), TERRACAP (2016 to
2017) and BNDESPar (2017 and 2018).

Marisete Fátima Dadald Pereira. She has been a member of the Fiscal Council of Petrobras since 2011 and currently holds the position of head of the Special Advisory for Economic Affairs of the Ministry of Mines and Energy, a government entity, since August 2006, where she has held the position of special adviser to the Minister of Mines and Energy from August 2005 to July 2006. Her main professional experiences include: (i) Superintendent of the Economic and Financial Department of Eletrosul Centrais Elétricas SA from 1987 to 2005; and (ii) Accounting and Tax Specialist of the Accounting and Fiscal Counsel David Rafael Blochtein, accounting advisory company, from 1973 to 1987. She is an accountant, graduated from Vale do Rio dos Sinos University, and holds a postgraduate degree in Accounting University of the Itajaĺ Valley; in Audit and in Economic Sciences by the Federal University of Santa Catarina. She has been Board Member of Eletrobras, Eletronorte, since May 2016.
Agnes Maria de Aragão Da Costa. She is Program Director at the Ministry of Mines and Energy (MME), being a specialist on Energy and Mining Use. She acts in the formulation of public policy recommendations and in the monitoring of the results of these policies, and has been working for MME for 10 years. She holds a bachelor’s degree in Economics from the Federal University of Rio de Janeiro (UFRJ) and a master’s degree in Energy from the University of São Paulo (USP). She is Specialist of Public Policy and Governmental Management servant. She has been a member of the Fiscal Council of Eletrobras since 2015 and has been President since 2017. She has been a substitute member of Petrobras’ Fiscal Council since 2015. She was a member of the Board of Directors of CEAL and CEPISA.
Eduardo Cesar Pasa, accountant. Master of Science in Accounting from USP -Faculdade de Economia, Administração e Contabilidade (FEA), in 2003; graduated in Accounting from UniCEUB - Brasĺlia, in 1995, with Lato Sensu in Accounting Specialization from FGV - School of Economics (EPGE), in 1997. He is currently Director / Accountant General of Banco do Brasil. He was General Manager / General Accountant

of Banco do Brasil between March 2009 and April 2015. He was also the Executive Manager of the Bank’s Accounting Unit between June 2007 and March 2009. He has been a Deliberative Director of PREVI since June 2010, and Fiscal Council member of the following institutions: Febraban, Union of Banks, Fenaban and IBCB, since September 2009; and Vale S.A., since 04.2017. He participated in the Controlling Committee of Vale S.A., from 2014 to 2017. He was the Board Member of CTX Participações from 2008 to 2010. He was a Fiscal Council member of the following institutions: Eletrobras - 2015 to 2017; BB Technology and Services - 2008 to 2015; Banco Votorantim - 2009 to 2015; Employee Assistance Bank of Banco do Brasil S.A. -CASSI - 2010 to 2014; Previ - 2006 to 2010; BB Turismo - 2002 to 2008 and Cateno -2016 to 2017.
Mauricyo José Andrade Correia, graduated in Law from the Federal University of Pernambuco - UFPE. He is Lawyer of the Federative Government. He joined the public service in September 1996. He held the public positions of Judiciary Technician and Judicial Analyst - Judicial Area of the Regional Electoral Tribunal of Pernambuco. At the Regional Electoral Tribunal of Pernambuco, he served as Advisor to the Presidency, Legal Adviser to the General Directorate, Chief of the Jurisprudence Section of the Jurisprudence and Documentation Coordination of the Judicial Secretariat and provided legal advice to several Judges and Judicial Officers. He joined the General Advocacy of Federative Government in August 2007. At the Legal Counsel of the Ministry of Social Development and Fight against Hunger, he worked in the administrative and institutional areas and was appointed to assist in the period from February 2008 to January in 2010. From January 2010 he joined the Ministry of Mines and Energy, where he held the position of Assistant, from November 2010 to September 2011 and was appointed Advisor, from September 2011 to September 2017. In May 2016, he was appointed to carry out the position of Deputy Legal Adviser. In the Legal Consultancy of the Ministry of Mines and Energy he worked in the areas of electric power, oil, natural gas, biofuels, mining and administrative, providing legal advice to the Minister and the Ministry. He is a member of the Board of Directors of Companhia Hidro Elétrica do São Francisco - Chesf and of the Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS (substitute). He is Assistant Secretary of the Secretariat of Geology, Mining and Transformation Mining - SGM / MME.
The names mentioned above:
• In the last 5 years, there has been no criminal conviction, conviction in an administrative proceeding of the CVM or a final judgment, in the judicial or administrative sphere that has suspended or disqualified to practice professional or commercial activity.
• They do not have a marital relationship, stable union or relationships according to item 12.9 of the Reference Form.
• They have no relationship of subordination with related parties of the Company.
• They meet the independence criteria set forth in the current art. 18, paragraph 6 of the Company’s Bylaws, as provided in art. 43, paragraph 4 of said Bylaws. These criteria are consolidated in the “Annex III - Requirements of Independence” to the chapter of Verification of the Legal and Statutory Requirements and Fences required for the
Appointment of Petrobras’ Fiscal Council Member.
• They had the information provided by Petrobras and the Ministry of Finance, which were analyzed by Petrobras and the Ministry of Finance, through the “Additional
Requirements for Integrity for Fiscal Council of the Petrobras Indicators Policy” and the “Fiscal Counselor of the Ministry of Planning, Development and Management”. concluded that these nominees do not fall into any impediment and have all the requirements set forth in Law 6,404 / 1976, Law 13,303 / 2016 of Decree 8.945 / 2016, Petrobras’ By-Laws and CIRS, which will be announced on the http://www.investidorpetrobras.com.br/pt/governanca-corporativa/orgaos-de-governanca/comites, until the date of the Annual General Meeting.

According to ICVMs 480 and 481, the table below shows the ratio of participation in the meetings during the 2017 financial year of the members indicated to the Fiscal Concil:

2017 Fiscal year (from May to December)
Fiscal Council Member	Total meetings held since took office	% of member’s participation in meetings held after he/she took office

Adriano Pereira de Paula	19	100%

Marisete Fátima Dadald Pereira	19	100%

Eduardo Cesar Pasa	19	94,74%

José Franco Medeiros de Morais (alternate)	19	0%

Agnes Maria de Aragão da Costa (alternate)	19	0%

Mauricyo José Andrade Correia (alternate)	19	0%

ANEX II

CANDIDATES NOMINATED BY NON-CONTROLLING SHAREHOLDER FOR THE FISCAL COUNCIL

The stockholders Fundo de Investimento em Ações Dinâmica Energia, Banclass Fundo de
Investimento em Ações and other shareholders are indicating the following candidates:

Name TIF	Birth date Job	Board Job Position to be taken	Mandate Term Number of Consecutive Mandates
Reginaldo Ferreira Alexandre 003.662.408-03	03/07/1959 Economist	Fiscal Council Member of the CF by minority shareholders (holder)	Up to april 2019 5

Aloĺsio Macário Ferreira de Souza 540.678.557-53	04/10/1960 Accountant	Fiscal Council Member of the CF by minority shareholders (alternate)	Up to april 2019 0

Name TIF	Birth date Job	Board Job Position to be taken	Mandate Term Number of Consecutive Mandates
Marcelo Gasparino da Silva 807.383.469-34	02/13/1971 Lawyer	Fiscal Council Member of the CF by the preferred shareholders (holder)	Up to april 2019 1

Susana Hanna Stiphan Jabra 037.148.408-18	08/26/1957 Economist	Fiscal Council Member of the CF for Preferentialists (alternate	Up to april 2019 0

PETROBRAS

The curriculum vitae of the candidates indicated:

Reginaldo Ferreira Alexandre, an economist with 18 years of experience in the area of investment analysis, analyst, organizer and director of analytical teams, has held these positions successively at Citibank, Unibanco, BBA (currently Itaú-BBA) and Itaú Corretora of Securities. He also worked as a corporate credit analyst (Citibank) and as a consultant in the areas of strategy (Accenture) and corporate finance (Deloitte). He currently works at ProxyCon Consultoria Empresarial, a company dedicated to advisory and service activities in the areas of capital markets, finance and corporate governance. Member of the Accounting Pronouncements Committee (CPC) - body that formulates Brazilian accounting standards - since its foundation in 2005. Vice Coordinator of Institutional Relations of the CPC. Certified Investment Analyst (CNPI). Securities manager accredited by the CVM. Currently a member of the Fiscal Councils of the following public companies: Paraná Sanitation Company - Sanepar (elected in April 2017) Iochpe Maxion SA (elected in April/2013 and re-elected in April /2014, 2015, 2016 and (Elected in April/2015 and re-elected in April/2016 and 2017) Alternate member, currently, of the Councils of the following companies, elected in April/2014 and re-elected in April/2014, 2015, 2016 and 2017. publicly-traded companies: Bradesco SA (alternate member of the Fiscal Council, elected in March 2017) CPFL Energia SA (alternate member of the Fiscal Council, elected in February 2017) Alternate Board Member of Mahle Metal Leve SA (elected in April / (Elected in April / 2015 and re-elected in April / 2016) Aliansce Shopping Centers SA (elected in April / 2014 and re-elected in April / 2014 and re-elected in April / 2016 and re-elected in April / 2016 and 2017) 2015) Cremer SA (Chairman of the Fiscal Council, elected in (elected in April / 2017) Paraná Banco SA (elected in April / 2011 and re-elected in April / 2012, 2013, 2014 and 2015) Movida SA (elected in April / 2011 and re-elected in April / re-elected in April / 2012) Tele Norte Celular Participações S.A (elected in April / 2006 and re-elected in April / 2007) Unipar Carbocloro SA (elected in April / 2012 and re-elected in April / 2013 and April / 2015) Bradespar SA (alternate, elected in April 2012) Cia Siderúrgica Belga-Mineira , currently Arcelor Mittal (alternate, elected in April 2004 and re-elected in April 2005) Grendene SA (alternate, elected in April 2012 and re-elected in April / 2013 and 2014) Romi Industries (alternate, elected in April / 2015) Grazziotin SA (alternate, elected in April / 2015) SLC Agrícola (alternate, elected in April / 2013 and re-elected in April 2014 and 2015) Former president of the Brazilian Association of Analysts and

138

Investment Professionals of the Capital Markets - APIMEC, elected for the period 2015/16. Former president of the Brazilian Association of Analysts and Investment Professionals of the APIMEC Capital Market, São Paulo section, elected for the period 2011-2012. One of the authors of the Brazilian Code of Corporate Governance - Open Companies Member of the Special Committee on Corporate Governance of the American Chamber of Commerce (Amcham) Member of the State Governance Committee of BMF & Bovespa ex - member of the Acquisitions and Mergers Committee - CAF.
Mr. Reginaldo Ferreira has declared himself a Non-Politically Exposed Person under the terms of article 3-B of CVM Instruction No. 301/99, as amended by CVM Instruction 463/08. Mr. Reginaldo Ferreira is an independent Director, according to the criteria of Article 36, §12 of Decree No. 8.945 / 16.
In the last 5 years, Mr. Reginaldo Ferreira has not been subject to criminal conviction, conviction in an administrative proceeding of the CVM and a final and final sentence, in the judicial or administrative sphere, that has suspended or disqualified him from practicing professional activity or commercial. Corporate of the American Chamber of Commerce (Amcham); Member of the State Governance Committee, BMF & Bovespa.
Aloĺsio Macário Ferreira de Souza Souza is Member of the Board of Directors of IBGC - Brazilian Institute of Corporate Governance and Coordinator of the Rio de Janeiro Chapter of that Entity. He holds a Bachelor’s degree in Accounting Sciences. Has an MBA in Complementary Social Security -Instituto IDEAS I COPPE-UFRJ - 2005; MBA in Advanced Modeling of Business Assessment - CEFET-RJ - 2003; MBA in Management of Commercial and Investment Banking - Citibank (USA) - 1992. Retired, has worked for the last 5 years as Vice President of Human Resources at USIMINAS (Nov / 2014 - Sep / 2015) and previously as Executive Manager of PREVI - Banco do Brasil Employees Pension Fund (June / 2004 until August / 2011, when retired). Mr. Aloĺsio Macário is currently Member of the Fiscal Council of GUARANI S. A. (since June 2009) and Member of the Board of Alternate Directors of CEMIG - Cia. Energética de Minas Gerais. He was Member of the Board of Directors of USIMINAS (May / 2010 to April / 2014); and Fiscal Council Member of CELESC and does not participate in third sector organizations.

Marcelo Gasparino da Silva Chairman of the Board of Directors and member of the Board of Directors and Fiscal, coordinator and member of committees of finance, auditing, risks, legal, compliance and related parties in publicly-held companies. Lawyer Specialist in Corporate Tax Administration by ESAG and MBA in Controlling, Auditing and Finance (attending). Chairman of the Board of Directors of ETERNIT (2017-2018), Member of the Board of Directors of ELETROPAULO (2016-2018), CEMIG (2016-2018) and KEPLER WEBER (2017-2019), and alternate member of PETROBRAS ‘ -2018). He was Chairman of the Board of Directors of Usiminas (2015-2016) and member of the Board of Directors of Bradespar (2015-2016), Battistella (2016-2017), Celesc (2011-2014), Eletrobras (2012-2014 and 2016), Tecnisa (2012-2014) and Vale (2016-2017), in addition to Usiminas itself (2012-2016). He was Fiscal Council Member of Bradespar (2014-2015), AES Eletropaulo (2012-2013), AES Tietê (2013-2014), and Eletrobras (2014-2015). He is Chairman of the Related Party Committee and member of Eletropaulo’s Audit Committee (2017-2018), and member of CEMIG’s Finance, Audit and Risk Committee (2017-2018). He was Coordinator of the Legal and Compliance Committee of ETERNIT (2015-2017). He was a founding partner and Chairman of the Advisory Board of Gasparino, Sachet, Roman, Barros & Marchiori Advogados, where he worked as a lawyer until 2006. He started his executive career as CELESC’s Legal and Institutional Director (2007-2009). Participates in the CEO Program FGV 2016 (IBE / FGV / IDE). He attended the Executive Program on Mergers and Acquisitions at London Business School and attended specific courses in the financial and strategic areas at the IOD - Institute of Directors in London. He is co-founder and Coordinator of the Santa Catarina Chapter, Certified Management Advisor and composes the IBGC Board of Directors. He is a member of the AMEC Technical Committee and of the IBGC Legal and Societies of Mixed Economy Committees. With solid training in Corporate Governance and experience in boards of directors and tax, he contributed to the IBGC and to AMEC in the construction of the Brazilian Corporate Governance Code - “CBGC” and from its launch he inserted it as a working tool in all companies which is working, in particular the “APPLY OR EXPLAIN” model, a system that recognizes the practice of corporate governance is a journey and should not translate into a rigid model of regulation applicable equally to all companies. With passages in companies of the sectors of generation, transmission and distribution of energy, natural gas distribution, mining, steel and steel processing, port, base industry, civil construction, building materials and finishes, vehicle distribution and holding company acquired knowledge in industry, commerce and services, skills that allow constructive contribution in the most diverse matters and strategies that are dealt with in the boards that participate, such as turnaroud, capital structure, merger & acquisitions, sale of non core assets, financial restructuring of companies in crisis, succession of executives, among others. Participated in the deep process of awareness of the importance of the presence of independent members elected by minority shareholders occurred in the last 7 years. The failures of corporate governance that prevailed in state-controlled companies, coupled with the corruption problems that spread in Petrobras and Eletrobras, among others, negatively affected the Brazilian capital market, obliging us to rethink the current rules of governance and create rules much more rigid and much more severe punishments.
Susana Hanna Stiphan Jabra has experience as Fiscal Counselor - Full Member of the Fiscal Council of Kepler-Weber SA (2016/2017), JSL SA (2012/13, 2013/14 and 2014/15), Paranapanema SA (2014 / 15 and 2015/2016), CSU Cardsystem SA (2013/14), BRF SA (2012/13, 2013/14 and 2014/15), CPFL Energia SA (2005/06, 2007/08 and 2010/11), CPFL Paulista, CPFL Geração and CPFL Piratininga (2005/06 and 2007/08), Companhia de Ferro Ligas da Bahia SA - FERBASA (2010/11 and 2011/12), Universo Online SA (2010/11 and 2011/12), Member Substitute of the Fiscal Council of ltaú Unibanco Holding SA (2009/10), Movida SA (2016-2017), Bardella SA (2017/2018), Fras-Le SA (2009/10) and BRF SA (2015/2016, 2016/2017 and 2017/2018).
The names indicated above:
• In the last 5 years, there has been no criminal conviction, conviction in a CVM administrative proceeding, or a final and unappealable conviction in the judicial or administrative sphere that has been suspended or disqualified from practicing professional or commercial activity.
• They do not have a marital relationship, stable union or informationable relatives according to item 12.9 of the Reference Form.

• They have no relationship of subordination with related parties of the Company.
• Meet the independence criteria set forth in the current art. 18, paragraph 6 of the
Company’s Bylaws, as provided in art. 43, paragraph 4 of said Bylaws. These criteria are consolidated in the “Annex III - Requirements of Independence” to the chapter of Verification of the Legal and Statutory Requirements and Fences required for the Appointment of Petrobras’ Fiscal Council Member.
• They had the information provided by Petrobras and the Ministry of Finance, “Additional Requirements for Integrity for Fiscal Council of the Petrobras Indicators Policy” and “Fiscal Counselor of the Ministry of Planning, Development and Management” which concluded that the nominees do not fall into any impediment and have all the requirements set forth in Law 6,404 / 1976, Law 13,303 / 2016 of Decree 8.945 / 2016, Petrobras ‘By-Laws and
Petrobras’ of the CIRS, which will be disclosed, at the website http://www.investidorpetrobras.com.br/en/governanca-corporativa/orgaos-de-governanca/comites, until the date of the Ordinary General Meeting
Pursuant to ICVMs 480 and 481, the table below shows the ratio of participation of the candidate nominated to the CF to the meetings during the 2017 financial year:

	2017
	Total meetings held by	% of member’s
	the	participation in
Member of CF
	respective organ since	meetings held after since
	took the position	took the position
Reginaldo Ferreira
	19	100%
Alexandre
Marcelo Gasparino da
	19	0%
Silva (suplente)

VERIFICATION OF LEGAL REQUIREMENTS AND PROHIBITIONS AND STATUTORY REQUIRED FOR THE APPOINTMENT OF FISCAL COUNCIL
The appointment of a member of Petrobras’ Fiscal Council and alternate, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, shall fully comply with the requirements and prohibitions imposed by the Business Corporate Law, by Law 13,303, dated June 30 by Decree No. 8,945, dated December 27, 2016, by Petrobras’ Articles of Incorporation and by the Policy of Appointment of Members of the Audit Committee, Board of Directors, Executive Board and Owners of the Petrobras General Structure and Petrobras System Companies (“Appointment Policy”), otherwise its nomination will not be granted.
As provided for in art. 21-L of SEC Instruction No. 481 of December 17, 2009, recently amended by SEC Instruction No. 594/17, for the indications to be included in the distance ballot, these must be carried out by the shareholders at least 25 ( twenty-five) days to the date of the General Meeting.
In accordance with art. 21, paragraph 4 of the Articles of Incorporation, appointments of candidates must be made within 16 (sixteen) business days prior to the date of the Annual General Meeting, that is, until 04/13/2018, upon delivery of the Forms, as set out in the Exhibits, duly completed, as well as attached documentation listed therein, in order to attest to the fulfillment of the requirements.
The information should be sent to the following e-mail addresses: indicacoes@petrobras.com.br and investidores@petrobras.com.br.
Once all documentation has been received, the Nomination, Compensation and Succession Committee (“CIRS”), amended in compliance with art. 64, paragraph 1 of Decree 8,945/2016, will analyze the information provided by the nominee, according to Form and supporting documentation, advising shareholders on compliance with the requirements and non-occurrence of the prohibitions established in Law 6,404/76, Law 13,303/16, Decree No. 8,945/16, Petrobras’ Articles of Incorporation and Nomination Policy.
Exceptionally, the statements made by the shareholders at a later date than 16 (sixteen) business days, and that do not have time for analysis by the CIRS, will be analyzed by the Secretariat of the Meeting, as provided for in art. 22, paragraph 4, of Decree No. 8,945/16.
In the event of an analysis of the requirements by the Secretariat of the Assembly, the candidate’s taking office shall be conditioned to the analysis of the additional requirements set forth in Exhibit II by the CIRS and to the recommendation of approval by said Committee, as provided for in item 4.1.7.3.1 of the Petrobras Nomination Policy.

Still under term of item 4.1.7.3.2 of the Nomination Policy, if the CIRS does not recommend the approval of the candidate whose requirements analysis was performed in accordance with item 4.1.7.3, the position will remain unfilled and a new general meeting will be convened for filling the position.
EXHIBIT I: Form - Registration of Fiscal Counselor of the Ministry of Planning, Development and Management Exhibit II: Form - Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras Exhibit III: Form - Independence Requirements

EXHIBIT I
MINISTRY OF PLANNING, DEVELOPMENT AND MANAGEMENT Secretariat of Coordination and Governance of State-Owned Companies
TAX ADVISER REGISTER (c)
Compliance with Law 13,303, of June 30, 2016, and with Decree 8,945, of December 27, 2016.
Verification of legal and statutory requirements and prohibitions required to appoint a Tax Advisor of a state-owned company with a gross operating revenue equal to or greater than BRL 90 million.
A. GENERAL DATA

1. Full name:
2. CPF:	3. Gender: (	) M
() F
4. Permanent Duty:
5. Function held in commission:	6. Code of position:
7. Business Phone:	8. Personal phone number:
9. Business e-mail:
10. Personal e-mail:
11. Company to which it was indicated:
12. Sector of activity of the company *:
*Examples: financial, ownership interest, petroleum, energy, infrastructure, communication, supply, health, research, information technology, industry or services.

B. REQUIREMENTS - Need for documentary evidence (items 15 and 16)
13. Are you a resident of Brazil? (art. 41, item I, of Decree 8,945/16)() Yes
() No
14. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education?
(art. 41, item III and § 1, of Decree 8,945/16)() Yes( ) No
15. What is the area of your academic background most associated to the position for which you were nominated?
*Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e)

Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated.
16. Check the professional experience below that you have: (art. 41, item III of Decree 8,945/16)
() three years in management position, or advisory in the direct or indirect public administration
() three years in the position of tax advisor or company administrator
17. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee:() Yes() No
This register must be signed and initialed on all pages, scanned in a single file together with the documentation proving the qualifications informed in items 15, and 16, according to item D.
C. IRREPROACHABLE CONDUCT AND PROHIBITIONS

1. Decree 8,945/16, art. 29 and 41:	Doe
s it
fit?
I - is the representative of the regulatory body to which the state-owned company is subject?	( )
Yes
( )
No
IV - is a statutory officer of a political party, even if a licensed one?	( )
Yes
( )
No
IV - holds a mandate in the Legislature of any federative body, even if a licensed one?	( )
Yes
( )
No
V (art. 41) - was a member of the board of directors of the state-owned company, of a subsidiary or a	( )
company of the same group in the last twenty-four months?	Yes
( )
No
V (art. 41) - is employed by the state-owned company, subsidiary company or a company of the same	( )
group? (does not apply to the employee of the state controlling company when there is no formally	Yes
( )
constituted economic group)	No
V – (art. 41) is a spouse or relative to the third degree, of any manager of the state-owned company?	( )
Yes
( )
No
IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or	( )
offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one	Yes
( )
of its aggregate companies, in the three years prior to the date of its appointment?	No
X - is a person who has or may have any form of conflict of interest with the political-administrative person	( )
controlling the state-owned company or with the state-owned company itself?	Yes
( )
No
2. Supplementary Law no 64/1990, art. 1-I: Clean record	Doe
s it
fit?
a) is a person that can not take voter’s title, or is illiterate;	( )
Yes
( )

No
b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town	(	)
Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the	Yes
	(	)
Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws	No
of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight (8) years following at the end of the legislature?
c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his	(	)
elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal	Yes
	(	)
District or the Organic Law of the Municipality, for the elections held during the remaining period and eight	No
(8) years following the end of the term for which he/she was elected?
d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a	(	)
collegiate body, in the process of abuse determination of the economic or political power, for the election in	Yes
	(	)
which it competes or has been trained, as well as those performed in the eight (8) subsequent years?	No
e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced	(	)
to the course of the period of eight (8) years after serving the sentence for the crimes below:	Yes
1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system,	(	)
No
the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law imposes deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10.
committed by a criminal organization, gang or band;
f) was declared unworthy of officership, or incompatible for a period of eight (8) years;	(	)
Yes
	(	)
No
g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting	(	)
wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had	Yes
	(	)
been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years,	No
counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal
Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition?
h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for	(	)
the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body,	Yes
	(	)
to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent	No
years?
i) has held a position or function of management, administration or representation in credit, financing or	(	)
insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process	Yes
	(	)
within the 12 (twelve) months prior to the respective decree?	No
j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral	(	)
corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or	Yes
	(	)
conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or	No
certificate for a period of eight (8) years from the date of the election?
k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the	(	)
National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned	Yes
	(	)
his/her mandate as of the offering of representation or petition able to authorize the opening of	No
proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the
Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature?
l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate	(	)
body, for felonious act of administrative impropriety resulting in injury to public property and illicit	Yes
	(	)
enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence?	No
m) was excluded from exercise of his/her profession, by penalty decision of the competent professional	(	)
Yes

body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled	( )
or suspended by the Judiciary?	No
n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond	( )
or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of	Yes
( )
eight (8) years after the decision recognizing the fraud?	No
o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight	( )
(8) years from the decision, unless the act has been suspended or canceled by the Judiciary?	Yes
( )
No
p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final	( )
decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the	Yes
( )
decision?	No
q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has	( )
lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary	Yes
( )
proceedings for a period of eight (8) years?	No
3. Law 6,404/76, art. 147: Corporate Law	Doe
s it
fit?
§ 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft,	( )
embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even	Yes
( )
temporarily, access to public offices?	No
§ 2 - is considered a disqualified person by an act of the Securities and Exchange Commission?*	( )
* SEC website, in the link of Sanctioning Action - Advanced Search	Yes
( )
No
§ 3 ( ): I - takes position in a company that may be considered competitors in the market, in particular, on	( )
advisory, management or audit committees?	Yes
( )
No
§ 3 ( ): II - has conflicting interests with the company?	( )
Yes
( )
No
4. Law 12,813/13, art. 5 and 6: Conflict of interest	Doe
s it
fit?
Art. 5 The following constitute a conflict of interests in the exercise of office or employment within the scope of the Federal Executive Branch:
I - discloses or makes use of privileged information for personal gain or of a third party, obtained by virtue	( )
of the activities performed?	Yes
( )
No
II - exercises activity involving the provision of services or maintaining business relationship with individuals	( )
or entities that have an interest in the decision of public official or collegiate in which he/she participates?	Yes
( )
No
III - exercises, directly or indirectly, an activity that, given its nature, is incompatible with the duties of the	( )
position or employment, considering as such, including the activities carried out in areas or related matters?	Yes
( )
No
IV - acts, albeit informally, as attorney, consultant, advisor or intermediary of private interests in the bodies	( )
and entities of the direct or indirect public administration of any of the powers of the Union, of the States,	Yes
( )
of the Federal District and the Municipalities?	No
V - practices any act for the benefit of interests of legal entities in which the public agent participates, or	( )
his/her spouse, partner or relatives by blood or the like, straight or collateral line, to the third degree, and	Yes
( )
can be benefited by it or influence in its acts of management?

No
VI - receives gifts from those interested in the decision of public officials or collegiate body in which he/she	(	)
participates outside the limits and conditions established by regulation?	Yes
	(	)
No
VII - provides services, although eventually, to the company whose activity is controlled, monitored or	(	)
regulated by the entity to which the public agent is linked?	Yes
	(	)
No
Art. 6 The following constitute a conflict of interests in the exercise of office or employment within the scope of the Federal Executive Branch:
I - discloses or makes use of privileged information obtained by virtue of the activities performed?	(	)
Yes
	(	)
No
II - in the period of six (6) months, counting from the date of waiver, discharge, dismissal or retirement, unless expressly authorized, as the case may be, by the Public Ethics Commission or by the Office of the Federal
Controller General:
a) has provided, directly or indirectly, any type of service to the individual or legal entity with whom it has	(	)
established a relevant relationship due to the exercise of the position or employment?	Yes
	(	)
No
b) accepted the position of administrator or counselor or establish professional relationship with a natural	(	)
or legal person that performs activity related to the area of activity of the position or employment held?	Yes
	(	)
No
c) has entered into contracts of service, advisory or similar activities with agencies or entities of the Federal	(	)
Executive Branch, which are indirectly linked to the body or entity in which they hold the position or	Yes
	(	)
employment?	No
d) intervened, directly or indirectly, in favor of private interest before an organ or entity in which he or she	(	)
has held a position or job or with which he/she has established a relevant relationship due to the exercise of	Yes
	(	)
his/her position or employment?	No
5. Articles of Incorporation and Accounting Court: Does it fit?
a) does it fit into any prevention provided for in the company’s articles of incorporation?	(	)
Yes
	(	)
No
b) does it fit the relationship of disqualified by the Accounting Court?*	(	)
* Accounting Court website, in the Services and Inquiries link - Irregular and Disqualified	Yes
	(	)
No

D. DOCUMENTS ATTACHED:

The person indicated is aware of the need to attach to this statement the respective documents that attest to compliance with items 15 and 16 of this form, namely:
Item		Means of verification
15 - Academic studies compatible with the position for which it	•	Copy of graduation diploma
was indicated.	•	Copy of the postgraduate certificate
16 - Work Experience:
a) three years in management position, or advisory in the direct or	•	Act of appointment and discharge, if any;
indirect public administration	•	Statement of the company/ agency;

	•	Registration in work card.
b) three years in the position of tax advisor or company administrator	•	Act of appointment and discharge, if any;
	•	Statement of the company/ agency;

Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate, true and without any kind of erasure, and can be used by the Requirements Analysis, Prohibition and Evaluation Committee.
Place and Date
Signature of the Nominee
SEST/MP: updated on 02/23/2017.

EXHIBIT I - FORM
Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras

INFORMATION OF THE POSITION INTENDED
POSITION INTENDED:

COMPANY:
ASSIGNMENT OF POSITION:
STATUTORY MANDATE☐MANAGEMENT FUNCTION☐OTHERS☐

CANDIDATE INFORMATION
NAME:	Enrollment number:
CPF:
Marital Status:
ID no:	Date of issue/ Issuing agency:
Date of birth:	Natural of	(City/ State):
Father’s name:
Mother’s name:
Responsible for appointment¹:
Care of²:

• Field for the use of Petrobras nominees.
² Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We emphasize that the delegate will receive personal and non-transferable password to access the contents of the report. It is up to him to ensure the security of the information.

Additional Integrity Requirements
I) Clean record - CPF
Has a CPF with “Null” status in the Federal Revenue	(	) Yes	(	) No
database
II) Business Participation
Has a relevant corporate interest in limited companies
(article 1,099 of the Civil Code) and private corporation
(article 243, §§ 4 and 5 of Law 6,404/76), which are
included in Petrobras’ register and which have been	(	) Yes	(	) No
transacted in the condition of Supplier, client, sponsored
entity, consortium or joint venture, with Petrobras, its
subsidiaries, subsidiaries and affiliates, within the last 3
(three) years.
Has been in control or participated in a statutory body of a legal entity in judicial, bankrupt or insolvent recovery, within
a period of five (5) years prior to the date of its election or	(	) Yes	(	) No
appointment, except as a liquidator, commissioner or
judicial administrator.
III) History of Internal Investigation / Disciplinary Sanctions detailed in Employee
Registration Form
Has been included in the system of consequence under the
Petrobras System or has suffered labor or administrative
penalty in another legal person of public or private law in the	(	) Yes	(	) No
last three (3) years as a result of internal investigations, when applicable.
Has a serious misconduct related to noncompliance with the
Code of Ethics, Guide to Conduct, Manual of the Petrobras
Program for Prevention of Corruption or other internal	(	) Yes	(	) No
regulations related in the last 3 (three) years, when
applicable.
IV) Audit Highlights:
Is responsible for non-conformities indicated in quarterly
Internal Audit reports that are pending regularization for	(	) Yes	(	) No
more than 2 years.
V) Commercial and financial issues:
It has pending financial issues that have been object of
protest or inclusion in official registries of defaulters, unless
they are regularized or if they are under judicial discussion	(	) Yes	(	) No
or through a consumer protection agency on the date of the
nomination.

It has federal, state or municipal tax debit, unless it is in
judicial or administrative discussion on the date of the	(	) Yes	(	) No
nomination.
VI) Judicial and/or administrative proceedings:
Was convicted, in second instance, in criminal proceedings,	(	) Yes	(	) No
in Brazil or abroad, related to the activity to be performed.
Has against itself judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any
sphere other than criminal, since related to the activity to be	(	) Yes	(	) No
performed.
Has been fined in a final decision in the scope of external
control, regulation and control organs in the last 5 years.	(	) Yes	(	) No
VII) Indication in positions on Boards of Directors or Tax Board of the subsidiaries, controlled companies and affiliates of Petrobras
Currently holds 3 or more positions on Boards of Directors
or Tax Boards of Petrobras (a) subsidiaries, controlled and
affiliated companies(a) ?	(	) Yes	(	) No
Indicate the companies and if any is in liquidation:
Currently receives compensation in two (2) of the Board of
Directors or Tax Board of Petrobras’ subsidiaries, controlled	(	) Yes	(	) No
and affiliated companies(a) ?

(a)
Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Tax Boards of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation.

Attached documents to prove the additional requirements:
Requirements		Means of verification
Commercial and financial issues and	•	Clearance certificates from the
Legal and/or Administrative Proceedings		securities and distribution offices of
your domicile in the last 5 (five) years
	•	Clearance certificate, or liability
certificate with clearance effects,
		federal,	state, and municipal
certificates of your domicile within the
last 5 (five) years
Identification documents	•	Copy of CPF and ID card
	•	Copy of Marriage Certificate

Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate,

true and without any kind of erasure, and can be used by the Nomination, Remuneration and Succession Committee.
Place and date
Signature of the Nominee

EXHIBIT III
Declaration of independence
(Article 36, § 1 of Decree No. 8,945/16, Rules of Procedure of the State Governance Highlights Program of B3 and of the Level 2 Regulation of Corporate Governance)
In compliance with the provisions of Instruction No. 480 of December 7, 2009 and subsequent amendments by the Securities and Exchange Commission, we ask you to fill in the following questions:
I - do you have or had, in the last 3 (three) years, a relationship with Petrobras or its subsidiaries based in Brazil, except for the participation in Petrobras’ Board of Directors or participation in its share capital?
() yes () no
II - are you a spouse or a consanguineous relative or by adoption, up to the third degree, of the head of the Executive Branch, Minister of State, Federal Controller Secretary, Secretary of State, of the Federal District or Municipality or administrator of Petrobras or its subsidiaries based in Brazil?
() yes () no
III – do you maintain or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the persons mentioned in item II above, that may compromise its independence? (persons associated to public educational and/or research institutions are excluded from this restriction) () yes () no IV - are you, or have you been, in the last three years, employee or Executive Officer of Petrobras, of its Controlling Shareholder or its subsidiaries or affiliates?
() yes () no
V - are you a supplier or buyer, direct or indirect, of services or products of Petrobras or its subsidiaries based in Brazil?
() yes () no
VI - are you an employee or manager of a company or entity that offers or demands services or products to Petrobras or its subsidiaries based in Brazil?
() yes () no
VII - do you receive any other remuneration from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of Director, except for the remuneration resulting from participation in the company’s capital?
() yes () no

S T A T E M E N T
I hereby state that:
( ) YES I am an Independent Director, in accordance with the criteria listed above and set forth in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Procedure of the State Governance Highlights Program of B3 and of the Level 2 Regulation of Corporate Governance
( ) NO I am not an Independent Director, in accordance with the criteria listed above and set forth in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Procedure of the State Governance Highlights Program of B3 and of the Level 2 Regulation of Corporate Governance
[city], [day] [month] , 2018.

[SIGNATURE]
[FULL NAME] [POSITION]

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS
ITEM VI

ESTABLISHMENT OF THE COMPENSATION OF MANAGEMENT AND EFFECTIVE MEMBERS OF THE FISCAL COUNCIL AND MEMBERS OF THE STATUTORY ADVISORY

COMMITTEES OF THE BOARD OF DIRECTORS

Dear Shareholders,
The establishing of the compensation of management and effective members of the Fiscal Council and members of the Statutory Advisory Committees of the Board of Directors will be approved at an Ordinary General Meeting(OGM).
In accordance with Article 12, item I of CVM Instruction 481/09, Petrobras submits for the resolution of this Meeting the proposal for the compensation of Management, the members of the Fiscal Council and members of the Statutory Audit Committee as follows:
a) Proposal to establish the total remuneration to be paid to the Company’s Management up to twenty-eight million, three hundred forty-eight thousand, nine hundred twenty-four reais and forty-four centavos (R$ 28,348,924.44) for the period between the months of April / 2018 to March / 2019.
It should be noted that there was no proposal to adjust the compensation of the directors, remaining the same values already practiced since April 2016.
Regarding to approved by the OGM of 2017, for the period from April 2017 to March 2018, which was R$ 28,573,425.59, there was a decrease of 0.79% in the overall amount of Management.
b) Proposal to maintain the monthly salaries of the members of the Board of Directors, the members of the Fiscal Council and the members of the Executive Audit Committee in one tenth of the average monthly remuneration of the members of the Executive Management Officers, excluding the amounts related to additional vacations and benefits.
In accordance with Article 12, item II of CVM Instruction 481/09, in Appendix I, Petrobras provides information on the compensation of the Company’s Management in the last three fiscal years, and the forecast of compensation amounts for the managers, of the effective members of the Fiscal Council and of the members of the Statutory Advisory Committees to the Board of Directors for the current fiscal year, pursuant to item 13 of the “Formulário de Referência”.
Rio de Janeiro, March 26 th 2018.
Pedro Parente

CEO

ANNEX I
Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09

ANNEX I
Information on Item 13 of the “Formulário de Referência”
13. Management Compensation
13.1 - Description of compensation policy or practice, including non-statutory executive board
The qualitative description of the Company’s compensation policy or practice is presented as follows by its Management, as described below.
I- EXECUTIVE BOARD:
a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be viewed:
The Fixed Compensation of the Executive Board is comprised of monthly fees proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined annually by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 (“Corporations Act”). The compensation purposes and practices aim at recognizing and remunerating the Company’s managers, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies. All members of the Executive Board are statutory.
b. Compensation breakdown, indicating:
i. description of compensation items and the purposes of each of them
• Salary or Pro-labore: fixed monthly compensation paid to the members of the Executive Board as compensation for the services rendered, including 13th salary and vacation.
• Direct and indirect benefits: aim at the quality of life of the members of the Executive Board, including housing assistance and health care.
• Variable compensation: awarded for the efforts in building the results achieved, besides the motivating nature to fulfill the strategic purposes.
• Post-employment benefits: aim at the quality of life of the members of the Executive Board, including pension plan.
• Others: aim at the quality of life of the members of the Executive Board, including the Insurance Fund for Employment Time (FGTS) and Social Security (INSS).

ii. Regarding the last 3 fiscal years, what is the proportion of each item in the total compensation
According to the table below, the proportion of each item in the total compensation in the fiscal years ended December 31, 2017, 2016 and 2015 are as follows:

Compensation Breakdown	2017	2016	2015
Monthly Fixed Compensation
Salary or Pro-labore	72.45%	69.14%	71.72%
Direct or Indirect Benefits	0.74%	0.64%	3.34%
Attendance in Committees	0.00%	0.00%	0.00%
Outros	20.58%	19.87%	20.11%
Variable Salary
Bonus	0.00%	0.00%	0.00%
Profit Sharing	0.00%	0.00%	0.00%
Attendance in Meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Outros	0.00%	0.00%	0.00%
Post-Employment Benefits	6.23%	6.22%	4.83%
End of Office Term	0.00%	4.13%	0.00%
Share-Based Compensation	0.00%	0.00%	0.00%
TOTAL	100.00%	100.00%	100.00%

iii. Methodology for calculation and adjustment of each of the compensation items
• Salary or Pro-Labore: There is no single methodology for calculation and adjustment, since factors such as: negotiation with regulatory agencies, applicable laws, market practices of similar sized national companies, identified through surveys carried out by specialized consulting, are taken into account, and the amount is defined in the General Meeting.
• Direct and Indirect Benefits:

i.

The amount related to the housing assistance benefit is provided for and defined in Decree No. 3255, dated November 19, 1999, and possible adjustments depend on changes to this law. In this sense, the amount is part of the total amount of the managers that is negotiated with the Coordination and Governance Secretariat of State Owned Companies (“SEST”) and approved at the General Meeting.

ii. There is no single methodology for calculation and adjustment for health care, since factors such as negotiation with regulatory agencies and approval at the General Meeting are taken into account.

• Variable Compensation: In the calculation of the variable compensation, performance indicators negotiated with SEST, applicable laws, market practices for similar sized national companies, identified through research carried out by specialized consulting, are taken into account, and the value defined in the General Meeting. The variable compensation program of the Executive Board of Petrobras has its payment deferred along the following 5 years, provided that its requirements and established goals are achieved. In the years 2015, 2016 and 2017, there was no payment of variable compensation.
• Post-Employment Benefits: There is no single methodology for calculation and adjustment of the contribution to the pension plan, and it is currently limited to 11% of the compensation based on the age group of each Manager. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting.
• Others: There is no single methodology for calculation and adjustment of the charges of the Insurance Fund for Employment Time (FGTS) and Social Security (INSS), which have defined rates. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting.
iv. Reasons justifying the compensation breakdown
The compensation breakdown of the managers of Petrobras is defined considering its economic and financial results, as well as seeking to recognize the efforts of the Company’s managers and an alignment with the compensation practices applied by the market for similar sized companies.
v. Existence of members not paid by the issuer and the reasoning for such
Not applicable, since all members of the Executive Board are paid.
c. Key performance indicators that are taken into account in determining each compensation item:
• Salary or Pro-Labore: fixed compensation without a related indicator.
• Direct and Indirect Benefits: no related indicator.
• Variable Compensation: dependent on achieving performance indicators negotiated with SEST, such as: Net Debt/EBITDA and Recordable Accident Rate (TAR). • Post-Employment Benefits: no related indicator.

d. How compensation is structured to reflect the performance indicators progress:
It is structured in such a way that the variable compensation is dependent on the achievement of performance indicators negotiated with SEST, such as: Net Debt/EBITDA and Recordable Accident Rate (TAR). The number of compensations (salaries) to be paid under the Petrobras Variable Compensation Program varies according to the achievement percentage of goals, and is calculated based on the Company’s bottom line.
e. How the compensation policy or practice is aligned with the interests of the Company’s short-, medium- and long-term issuer:
The compensation of Petrobras’ managers is defined based on its economic and financial results, as well as the recognition of managers and their alignment with the Company’s short-, medium- and long-term strategies, along with the goals set by the Board of Directors, and indicators such as Net Debt/EBITDA and Recordable Accident Rate (TAR).
f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers:
Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company.
g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company’s corporate control:
Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company.
h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating
i. The issuer’s bodies and committees that participate in the decision-making process, identifying how they participate
The Compensation of the Executive Board members is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined annually by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 (“Corporations Act”).

ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the benchmark criteria and the scope of these studies
The compensation purposes and practices aim at recognizing and remunerating the Company’s managers, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies.
iii. How often and how the Board of Directors assesses the suitability of the issuer’s compensation policy
On an annual basis, the Compensation of the Executive Board members is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 (“Corporations Act”).
II- BOARD OF DIRECTORS:
a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched:
The fixed compensation of the Board of Directors is comprised of monthly fees proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined on an annual basis at the General Meeting, pursuant to Article 152 of the Corporations Act, and Law No. 9292, dated July 12, 1996. The compensation purposes and practices aim at recognizing and remunerating the Company’s Board Members, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies like Petrobras.
b. Compensation breakdown, indicating:
i. description of compensation items and the purposes of each of them
• Salary or Pro-Labore: fixed monthly compensation paid to Board Members as compensation for the services rendered.
• Direct or Indirect Benefits: aim at the quality of life of the Board Members, including health care.
• Post-Employment Benefits: aim at the quality of life of the members of the Board of Directors, including pension plan.
• Others: aim at the quality of life of Board Members, including Social Security (INSS) charges.
It should be noted that the global amounts to be paid for each member of the Board of Directors as compensation, including pro-labore, direct and indirect benefits, compensation for attendance in committees and others, are limited to the provisions of Law No. 9292, dated 12 of July 1996.
ii. Regarding the last 3 fiscal years, what is the proportion of each item in the total compensation
According to the table below, the proportion of each item in the total compensation in the fiscal years ended December 31, 2017, 2016 and 2015 are as follows:

Compensation Breakdown	2017	2016	2015
Monthly Fixed Compensation
Salary or pro-labore	80.58%	80.63%	77.76%
Direct or Indirect Benefits	6.11%	0.48%	0.93%
Attendance in Committees	0.00%	3.47%	4.76%
Outros	13.31%	15.43%	16.55%
Variable Salary
Bonus	0.00%	0.00%	0.00%
Profit Sharing	0.00%	0.00%	0.00%
Attendance in Meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Outros	0.00%	0.00%	0.00%
Post-Employment Benefits	0.00%	0.00%	0.00%
End of Office Term	0.00%	0.00%	0.00%
Share-Based Compensation	0.00%	0.00%	0.00%
TOTAL	100.00%	100.00%	100.00%

iii. Methodology for calculation and adjustment of each of the compensation items
• Salary or Pro-labore: The monthly fees of the members of the Board of Directors account for ten percent (10%) of the average monthly fees received by the members of the Executive Board, and are approved by the General Meeting, pursuant to articles 152 and 145 of the Corporations Act and of Law No. 9292, dated July 12, 1996.
• Direct or Indirect Benefits: There is no single methodology for calculation and adjustment for health care, since factors such as negotiation with regulatory agencies and approval at the General Meeting are taken into account.

• Post-Employment Benefits: There is no single methodology for calculation and adjustment of the contribution to the pension plan, and it is currently limited to 11% of the compensation based on the age group of each Board Member. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting.
• Others: There is no single methodology for calculation and adjustment for Social Security (INSS) charges, which has a defined rate. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting.
iv. Reasons justifying the compensation breakdown
Law No. 9292, dated July 12, 1996, establishes that the compensation of the members of the Board of Directors of public-private companies, such as the Company, “shall in no case exceed ten percent of the average monthly compensation of the managers of the corresponding companies”.
Accordingly, in order to calculate the compensation of its Executive Board, as described above, Petrobras takes into account its economic and financial results, as well as the recognition of management efforts and alignment with market practices, and proposes a value that is negotiated with SEST, which is approved by the General Meeting.
v. Existence of members not paid by the issuer and the reasoning for such
The Company’s Chairman is a member of the Board of Directors, however this role has no compensation.
In addition, as established in art. 38, paragraph 8 of Decree No. 8945, dated December 27, 2016, in any case, complying with the compensation limit established by Law 9292/96, the members of the Board of Directors who participate in the Statutory Audit Committee shall waive the compensation as a member of the Board of Directors. Currently, three members of the Board of Directors are members of the Audit Committee.
c. Key performance indicators that are taken into account in determining each compensation item:
Not applicable, since the compensation received by members of the Board of Directors is fixed, with no related indicator.
d. How compensation is structured to reflect the performance indicators progress:
Not applicable, since the compensation received by members of the Board of Directors is fixed, with no related indicator.

e. How the compensation policy or practice is aligned with the interests of the Company’s short-, medium- and long-term issuer:
The monthly compensation is paid to the Board Members for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company.
f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers:
Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company.
g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company’s corporate control:
Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company.
h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating
i. The issuer’s bodies and committees that participate in the decision-making process, identifying how they participate
The compensation of the members of the Board of Directors is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined on an annual basis at the General Meeting, pursuant to Article 152 of the Corporations Act, and Law No. 9292, dated July 12, 1996.
ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the benchmark criteria and the scope of these studies
The compensation purposes and practices aim at recognizing and remunerating the Company’s Board Members, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies like Petrobras.
iii. How often and how the Board of Directors assesses the suitability of the issuer’s compensation policy
On an annual basis, the compensation of the members of the Board of Directors is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined at the General Meeting, pursuant to Article 152 of Law No. 6404, dated December 15, 1976 (the “Corporations Act”), and Law No. 9292, dated July 12, 1996.

III- SUPERVISORY BOARD:
a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched:
The fixed compensation of the Supervisory Board is comprised of monthly fees defined on an annual basis at the General Meeting, pursuant to Article 152 of the Corporations Act, and Law No. 9292, dated July 12, 1996. The compensation purposes and practices aim at recognizing and remunerating the Company’s Board Members, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies like Petrobras.
b. Compensation breakdown, including:
i. description of compensation items and the purposes of each of them
• Salary or Pro-Labore: fixed monthly compensation paid to Board Members as compensation for the services rendered.
• Others: aim at the quality of life, including Social Security (INSS) charges.
ii. Regarding the last 3 fiscal years, what is the proportion of each item in the total compensation
According to the table below, the proportion of each item in the total compensation in the fiscal years ended December 31, 2017, 2016 and 2015 are as follows:

Compensation Breakdown	2017	2016	2015
Monthly Fixed Compensation
Salary or pro-labore	85.02%	87.79%	83.33%
Direct or Indirect Benefits	0.00%	0.00%	0.00%
Attendance in Committees	0.00%	0.00%	0.00%
Outros	14.98%	12.21%	16.67%
Variable Salary
Bonus	0.00%	0.00%	0.00%
Profit Sharing	0.00%	0.00%	0.00%
Attendance in Meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Outros	0.00%	0.00%	0.00%
Post-Employment Benefits	0.00%	0.00%	0.00%
End of Office Term	0.00%	0.00%	0.00%
Share-Based Compensation	0.00%	0.00%	0.00%
TOTAL	100.00%	100.00%	100.00%

iii. Methodology for calculation and adjustment of each of the compensation items
• Salary or Pro-Labore. The monthly fees of the members of the Supervisory Board account for ten percent (10%) of the monthly fees received by the members of the Executive Board, and are approved by the General Meeting, pursuant to articles 145, 152 and 162, par. 3, of the Corporations Act and of Law No. 9292, dated July 12, 1996.
• Others: There is no single methodology for calculation and adjustment for Social Security (INSS) charges, which has a defined rate.
iv. Reasons justifying the compensation breakdown
Law No. 9292, dated July 12, 1996, establishes that the compensation of the members of the Supervisory Board of public-private companies, such as the Company, “shall in no case exceed ten percent of the average monthly compensation of the managers of the corresponding companies”.
Accordingly, in order to calculate the compensation of its Executive Board, as described above, Petrobras takes into account its economic and financial results, as well as the recognition of management efforts and alignment with market practices, and proposes a value that is negotiated with SEST, which is approved by the General Meeting.
v. Existence of members not paid by the issuer and the reasoning for such
Not applicable, since all members of the Supervisory Board are paid.
c. Key performance indicators that are taken into account in determining each compensation item:
Not applicable, since the compensation received by members of the Supervisory Board is fixed, with no related indicator.
d. How compensation is structured to reflect the performance indicators progress:
Not applicable, since the compensation received by members of the Supervisory Board is fixed, with no related indicator.
e. How the compensation policy or practice is aligned with the interests of the Company’s short-, medium- and long-term issuer:
The monthly compensation is paid to the Board Members for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company.
f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers:
Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company.

g.	Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company’s corporate control:

Not applicable. There is no compensation or benefit related to the a particular corporate action involving the Company.

h.	Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating

Not applicable.
IV-AUDIT COMMITTEE, SAFETY, ENVIRONMENT AND HEALTH COMMITTEE, NOMINATION, COMPENSATION AND SUCCESSION COMMITTEE, STRATEGIC COMMITTEE, FINANCIAL COMMITTEE AND MINORITY SHAREHOLDERS COMMITTEE:

a.

Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched:

Within the Company, there are six (6) statutory committees related to the Board of Directors, namely, the Audit Committee, the Safety, Environment and Health Committee, the Nomination, Compensation and Succession Committee, the Strategic Committee, and the Minority Shareholders Committee.
The Audit Committee is exclusively comprised of members of the Board of Directors. The Minority Shareholders Committee is comprised of two (2) members of the Board of Directors, appointed by the minority shareholders, and one (1) independent member, who meets the requirements of art. 22, paragraph 1 of Law 13303/2016, chosen by the other members, and may or may not be a member of the Board of Directors. The other committees are comprised of members of the Board of Directors and/or market professionals of well-known experience and technical capacity.
According to the guidance of the Coordination and Governance Secretariat of State Owned Companies, compensation for participation in the Advisory Committees to the Board of Directors shall not be included in the overall compensation of the managers approved at the Meeting.

b. Compensation breakdown, including:
i. description of compensation items and the purposes of each of them
Fees: fixed monthly compensation for members of the Advisory Committees to the Board of
Directors.
ii. What is the proportion of each item in the total compensation
Fees: 100%.
iii. Methodology for calculation and adjustment of each of the compensation items
The monthly fees of the members of the Statutory Audit Committee account for 100% of the monthly fees of the Board Members, in compliance with the provisions of art. 38, § 8 of Decree No.
8945, dated December 27, 2016, and are therefore bound to the adjustment of such fees, as described above. The members of the Board of Directors who participate in the Statutory Audit Committee shall waive the compensation as a Board Member, as established in art. 38, paragraph 8 of Decree No. 8945, dated December 27, 2016, in any case, complying with the compensation limit established by Law 9292/96.
The monthly fees of the members of other Advisory Committees to the Board of Directors, as a result of their participation in the Committee, account for 50% of the monthly fees of the Board Members, and are therefore related to the adjustment of such fees, as described above. Even with the participation of the members of the Board of Directors in the respective Committees, the compensation limit established by Law 9292/96 would not be exceeded.
iv. Reasons justifying the compensation breakdown
The compensation breakdown is defined by decision of the Board of Directors.
v. Existence of members not paid by the issuer and the reasoning for such
Currently, four members of the Advisory Committees to the Board of Directors have no compensation, since the global amounts to be paid for each member of the Board of Directors as compensation, including pro-labore, direct and indirect benefits, compensation for attendance in committees and others, are limited to the provisions of Law No. 9292, dated 12 of July 1996. However, this situation may change during the year.
c. Key performance indicators that are taken into account in determining each compensation item:
Not applicable, since the compensation received is fixed, with no related indicator.

d. How compensation is structured to reflect the performance indicators progress:
Not applicable, since the compensation received is fixed, with no related indicator.

e.	How the compensation policy or practice is aligned with the short-, medium- and long-term interests of the Company:

Fees: fixed compensation, without related indicator. The monthly fees of the members of the Audit Committee account for 100% of the monthly fees of the Board Members. The compensation of the members of other advisory committees accounts for 50% of the monthly fees of the Board of Directors, as a result of their participation in the Committee.
It should be noted that the global amounts to be paid for each member of the Board of Directors as compensation, including pro-labore, direct and indirect benefits, compensation for attendance in committees and others, are limited to the provisions of Law No. 9292, dated 12 of July 1996.
The monthly fixed compensation is paid to the members of the Advisory Committees to the Board of Directors for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company.

f.	Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers:

Not applicable. There is no compensation supported by our subsidiaries, directly or indirectly controlled companies or controllers.

g.	Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company’s corporate control:

Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company.

h.	Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating

Not applicable.

V - STATUTORY TECHNICAL COMMITTEES:
Within the Company, the Executive Board is advised by the Statutory Technical Committee on Investment and Divestment, with specific roles of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6404/76.
In addition, the members of the Executive Board have seven (7) Statutory Advisory Technical Committees comprised of the heads of the general structure of the Company, with specific roles of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law
6404/76: Statutory Technical Committee for Production and Technology Development; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee of Financial and Investor Relations; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System.
The members of the Statutory Technical Committees have no compensation for their participation in said Committees.

PETROBRAS

13.2 - Total Compensation of the Board of Directors, Statutory Executive Board and Supervisory Board

Total compensation forecast for the current Fiscal Year ending on 12/31/2018 - Annual Basis				
	Board of Directors	Executive Board	Supervisory Board	Total
Total number of members	10.50	8.00	5.00	23.50
No. of paid members	9.50	8.00	5.00	22.50
Annual fixed compensation				
Salary or pro-labore	1,275,615.54	12,499,470.54	671,376.60	14,446,462.68
Direct and indirect benefits	165,000.03	1,263,145.74	0.00	1,428,145.74
Participation in Committees	0.00	0.00	0.00	0.00
Others	248,409.34	3,946,410.43	134,275.32	4,329,095.10
Description of other fixed compensation	The amounts described in the 'Others' field refer to Social Security (INSS) charges.	The amounts described in the 'Others' field refer to the Insurance Fund for Employment Time (FGTS) and Social Security (INSS).	The values described in the 'Others' field refer to Social Security (INSS) charges.	
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00		0.00	
Description of other variable compensation				
Post-employment	121,854.85	1,838,821.32	0.00	1,960,676.18
End of office term	738,514.26	5,371,014.66	0.00	6,109,528.92
Stock compensation	0.00	0.00	0.00	0.00

172

Note	The Chairman is a member of the Board of Directors, however this role has no compensation. In addition, as established in art. 38, paragraph 8 of Decree No.
8945, dated December 27,
2016, the members of the Board of Directors who participate in the Statutory Audit Committee shall waive the compensation as a member of the Board of Directors. Currently, three members of the Board of Directors are members of the Audit Committee.
The amounts and numbers considered as of February are projections.
The amountsaccount for the period from January to December of 2018, and projected as of February.
The number of members was
determined pursuant to the
Official Letter CVM/SEP/No.
02/2018. Members of the Board of Directors and the Supervisory Board do not receive payments for vacations.
The Annual General Meeting of Petrobras, to be held on
04/26/2018, will decide on the
global compensation of the Board Members (Executive Board and Board of Directors) for the period from April 2018 to March 2019. On the same meeting, a proposal for the revision of Petrobras’ Bylaws will be submitted for decision in the Meeting, changing the maximum number of members of this board from ten (10) to eleven (11).
The amounts described in the field “End of Office Term” refer to the paid quarantine.	The amounts and numbers considered as of February are projections.
The number of members was determined pursuant to the Official Letter CVM/SEP/No. 02/2018.
The amountsaccount for the period from January to December of 2018, and projected as of February. The Annual General Meeting of Petrobras, to be held on
04/26/2018, will decide on the global compensation of the Board Members (Executive Board and Board of Directors) for the period from April 2018 to March
2019.
The difference between the total compensation forecast for 2018 (January to December 2018) and the total compensation effectively paid in 2017 (January to December 2017) is mainly due to the following factor:
1) Provision of quarantine
for the members of the Executive Board and Board of Directors;
2) Provision of the contribution of the Petros Plan Deficit Rebalancing Plan of the Petrobras System related to the sponsor part.
The amounts described in
the field “End of Office Term” refer to the paid quarantine.	The amounts and numbers considered as of February are projections.
The amountsaccount for the period from January to December of 2018, and projected as of February.
The number of members was determined pursuant to the Official Letter CVM/SEP/No. 02/2018.
Members of the Board of Directors and the Supervisory Board do not receive amounts related to vacations.
The Annual General Meeting of Petrobras, to be held on
04/26/2018, will decide on the global compensation of the Board Members (Executive Board and Board of Directors) for the period from April 2018 to March
2019.
Total compensation	2,549,394.02	24,918,862.69	805,651.92	28,273,908.61

13.3 - Variable compensation of the Board of Directors, Statutory Executive Board and Supervisory Board

Variable compensation expected for the current fiscal year - 2018
	Board of Directors	Executive Board	Supervisory Board	Total

Total number of members	0.00	8.00	0.00	8.00

No. of paid members (1)	0.00	0.00	0.00	0.00

Bonus

Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00

Profit Sharing

Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00

Notes:
(1) Represents the number of officers and Board Members, as applicable, to which variable compensation may be paid in the fiscal year, as set forth in Official Letter CVM/SEP/No. 02/2018.

Fiscal Year ended December 31, 2017
	Board of Directors	Executive Board	Supervisory Board	Total

Total number of members	0.00	8.00	0.00	8.00

No. of paid members (1)	0.00	0.00	0.00	0.00

Bonus

Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00

Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00

Profit Sharing

Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00

Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00

Notes:
(1) Represents the number of officers and Board Members, as applicable, to whom variable compensation was recognized in the issuer’s income for the fiscal year, as set forth in Official Circular CVM/SEP/No. 02/2018.

Fiscal Year ended Saturday, December 31, 2016
	Board of Directors	Executive Board	Supervisory Board	Total

Total number of members	0.00	8.00	0.00	8.00

No. of paid members (1)	0.00	0.00	0.00	0.00

Bonus

Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00

Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00

Profit Sharing

Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00

Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00

Notes:

(1)

Represents the number of officers and Board Members, as applicable, to whom variable compensation was recognized in the issuer’s income for the fiscal year, as set forth in Official Circular CVM/SEP/No.

02/2018.

Fiscal Year ended Thursday, December 31, 2015
	Board of Directors	Executive Board	Supervisory Board	Total

Total number of members	0.00	8.00	0.00	8.00

No. of paid members (1)	0.00	0.00	0.00	0.00

Bonus

Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Amount forecast in the compensation plan, if goals were achieved	0.00	0.00	0.00	0.00

Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00

Profit Sharing	0.00	0.00	0.00	0.00

Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00

Amount forecast in the compensation plan, if goals were achieved	0.00	0.00	0.00	0.00

Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00

Notes:

(1)

Represents the number of officers and Board Members, as applicable, to whom variable compensation was recognized in the issuer’s income for the fiscal year, as set forth in Official Circular CVM/SEP/No.

02/2018.

13.4 - Stocks compensation plan of the Board of Directors and Statutory Executive Board
Not applicable, since the Company does not pay compensation in stocks.
13.5 - Stocks compensation of the Board of Directors and the Statutory Executive Board
Not applicable, since the Company does not pay compensation in stocks.
13.6 - Information on nonexercised options held by the Board of Directors and the Statutory
Executive Board
Not applicable, since the Company does not pay compensation in stocks.
13.7 - Exercised options and stocks delivered related to stock compensation of the Board of
Directors and the Statutory Executive Board
Not applicable, since the Company does not pay compensation in stocks.
13.8 - Information required to understand the data disclosed in items 13.5 to 13.7 - Stock and option pricing method
a. Pricing model
Not applicable, since the Company has no stock compensation plan.
b. Data and assumptions used in the pricing model, including the weighted average stock price, exercise price, expected volatility, option expiration, expected dividends and risk-free interest rate
Not applicable, since the Company has no stock compensation plan.
c. Method and assumptions used to incorporate the expected impacts of early exercise
Not applicable, since the Company has no stock compensation plan.
d. Determination of expected volatility
Not applicable, since the Company has no stock compensation plan.
e. If any other option feature was incorporated in its fair value calculation
Not applicable, since the Company does not pay compensation in stocks.

13.9 - Interests in stocks, shares and other convertible securities held by managers and Supervisory
Board members - by group
Securities Issued by the Company on 12/31/2017

Executive Board
Securities Details	Quantity

FGTS Share	0

Investment Fund Share	0

Common Stocks	0

Preferred Stocks	27,993

Board of Directors
Securities Details	Quantity

FGTS share	0

Investment Fund Share	1

Common Stocks	100

Preferred Stocks	26,380

Supervisory Board *
Securities Details	Quantity

FGTS share	0

Investment Fund Share	0

Common Stocks	309,000

Preferred Stocks	538,181

(*) Includes position held by alternate members
The members of the Board of Directors, Statutory Executive Board or Supervisory Board, at the closing date of the last fiscal year, did not directly or indirectly hold stocks or shares in Brazil or abroad, or any other securities convertible into stocks or shares, issued by the Company or its direct or indirect controllers and/or companies controlled or under common control, at the closing date of the last fiscal year, other than those listed in the foregoing tables.

13.10 - Information on pension plans granted to members of the Board of Directors and Executive
Board

	Board of Directors	Executive Board
Total number of members	Not applicable	8

No. of paid members		7

Name of Plan	Petros 2, Petros and Private Pension

Number of managers who qualify for retirement	Since Petrobras managers are statutory in nature and, consequently, may be removed from office at any time by decision of the Board of Directors or the Shareholders’ Meeting, it is not necessary to consider the number or conditions of early
	retirement.

Conditions for early retirement	Since Petrobras managers are statutory in nature and, consequently, may be removed from office at any time by decision of the Board of Directors or the Shareholders’ Meeting, it is not necessary to consider the number or conditions of early
	retirement.

Accumulated and updated amount of contributions accrued up to the end of the last fiscal year, less the portion related to contributions made directly by the managers	Not applicable	R$1,041,817.72

Accumulated amount of contributions made up to the end of the last fiscal year, less the portion related to contributions made directly by the managers	Not applicable	R$1,041,817.72

Possibility of early redemption and conditions	The pension plans have specific conditions and rules for early redemption, among which the possibility of redemption only of part of the contributions made by the participants. Overall, in the event that the manager wishes to make the redemption, which can only be carried out upon the end of office term in the Company, the manager shall receive a portion of the balance relating to his/her contribution portion, and amounts related to the Company’s contribution account cannot be redeemed. The alternative to redemption is the self-contribution, which allows the receipt of the benefits provided for in the plan, without the impacts that would be produced by the loss of employment with and the compensation paid
	by the Company.

13.11 - Maximum, minimum and average individual compensation of the Board of Directors, Statutory Executive Board and Supervisory Board
Annual Values

	Executive Board
	12/31/2017	12/31/2016	12/31/2015

Number of Members	7.92	7.67	8.00

No. of paid members	7.92	7.67	8.00

Value of the Highest Compensation (Reais)	2,347,432.34	2,240,007.40	2,168,850.76

Amount of the Lowest Compensation (Reais)	1,860,873.09	1,994,839.17	305,461.68

Average Amount of Compensation (Reais)	2,112,962.39	2,212,752.14	2,124,912.84

	Board of Directors
	12/31/2017	12/31/2016	12/31/2015

Number of Members	9.00	11.00	13.67

No. of paid members	5.75	9.33	11.33

Value of the Highest Compensation (Reais)	210,653.11	171,361.46	156,602.47

Amount of the Lowest Compensation (Reais)	137,072.73	149,039.98	156,602.47

Average Amount of Compensation (Reais)	169,538.52	168,338.59	153,277.24

	Supervisory Board
	12/31/2017	12/31/2016	12/31/2015

Number of Members	5.00	5.00	5.00

No. of paid members	5.00	5.00	5.00

Value of the Highest Compensation (Reais)	164,487.28	170,868.54	156,602.47

Amount of the Lowest Compensation (Reais)	164,487.28	170,868.54	156,602.47

Average Amount of Compensation (Reais)	160,068.62	163,341.28	156,602.47

Executive Board
12/31/2017	The number of members or each body was determined pursuant to the Official
Letter CVM/SEP/No. 02/2018.
- The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months.
- In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for twelve (12) months along the fiscal year.
12/31/2016	The number of members or each body was determined pursuant to the Official
Letter CVM/SEP/No. 02/2018.
- The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months.
- In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for twelve (12) months along the fiscal year.
12/31/2015	The number of members or each body was determined pursuant to the Official
Letter CVM/SEP/No. 02/2018.
- The amount of the lowest individual annual compensation was calculated considering the compensation effectively recognized in the income for the year, considering that all members were in the role for less than twelve (12) months.
- In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for nine (9) months along the fiscal year.

Board of Directors
12/31/2017	The number of members or each body was determined pursuant to the Official
Letter CVM/SEP/No. 02/2018.
- The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months.
- In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for twelve (12) months along the fiscal year.
12/31/2016	The number of members or each body was determined pursuant to the Official
Letter CVM/SEP/No. 02/2018.
- The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months.
- In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for the twelve (12) months of the fiscal year.
12/31/2015	The number of members or each body was determined pursuant to the Official
Letter CVM/SEP/No. 02/2018.
- The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months.
- In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for the twelve (12) months of the fiscal year.

Supervisory Board
12/31/2017	The number of members or each body was determined pursuant to the Official
Letter CVM/SEP/No. 02/2018.
- The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months.
- In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for twelve (12) months along the fiscal year.

12/31/2016	The number of members or each body was determined pursuant to the Official
Letter CVM/SEP/No. 02/2018.
- The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months.
- In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for the twelve (12) months of the fiscal year.

12/31/2015	The number of members or each body was determined pursuant to the Official
Letter CVM/SEP/No. 02/2018.
- The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months.
- In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for the twelve (12) months of the fiscal year.

13.12 - Compensation or indemnification mechanisms for managers in the event of dismissal or retirement
To date, there have been no contractual arrangements or insurance policies for the Company’s managers in the event of dismissal or retirement.
For details regarding insurance policies involving the payment or reimbursement of expenses borne by the Company’s managers, see item 12.11 of the Company’s Reference Form.
The Extraordinary General Meeting held on April 28, 2016, approved the review of the Bylaws to include the quarantine, provided for in Law 12813/2013, was approved, which provides for conflicts of interest in the exercise of office or employment in Federal Executive Bodies and further impediments after the end of the public office term or employment. At the same time, at the Annual General Meeting, the payment of the quarantine was dependent on the approval, on a case by case basis, of the Public Ethics Committee of the Presidency of the Republic - CEP/PR, pursuant to the laws in force.
The paid quarantine shall be calculated by multiplying, for a period of six months, the monthly fee of the Board Members.

13.13 - Percentage in the total compensation held by managers and members of the Supervisory
Board who are parties related to the controllers

	Executive Board	Board of Directors	Supervisory Board
2015	0.00%	0.00%	0.00%

2016	0.00%	0.00%	0.00%

2017	0.00%	0.00%	0.00%

13.14 - Compensation of managers and members of the Supervisory Board, grouped by body, received for any reason other than their role in office
No compensation has been paid in the last three fiscal years for members of the Board of Directors, Executive Board or Supervisory Board for any reason other than their role in office.
13.15 - Compensation of members of the Board of Directors and Supervisory Board recognized in income of direct or indirect controllers, companies under common control, and companies controlled by the issuer
With regards to the last three (3) fiscal years, there are no amounts recognized in income of direct or indirect controllers of the Company, companies under common control, and subsidiaries, such as compensation of members of the Board of Directors, Executive Board or Supervisory Board, even when not related to the role in office in the Company.
13.16 - Other relevant information
The information referring to the years 2015 to 2017 is related to the period of the fiscal year, that is, from January to December, and therefore does not correlate with the amount approved by the Annual General Meeting (“AGO”), which accounts for the period from April to March of the following year.
In the information for the year 2018, from January to December, the number indicators and amounts taken into account in the calculations, as of February, are projected.
The Annual General Meeting of Petrobras, held on April 27, 2017, decided on the global compensation of managers (Executive Board and Board of Directors) for the period from April 2017 to March 2018.
The Annual General Meeting (“AGO”), scheduled to take place on April 26, 2018, will resolve on the overall compensation of managers (Executive Board and Board of Directors) for the period from April
2018 to March 2019.

ANNEX II
Management comments about Petrobras financial position

ANNEX II
Management comments about Petrobras financial position
10. Comments from officers
10.1. General financial and equity conditions
The financial information included in this item 10.1, except when expressly noted otherwise, refer to the consolidated financial statements of the Company relating to the financial years ending on 31
December 2015, 2016 and 2017.
a) General financial and equity conditions
The Officers of the Company note that the Company’s financial strategy is focused on the return of net financial leverage and the indicator for the Index of Net Debt/LTM Adjusted EBITDA to an appropriate range, preserving the cost of capital in the lowest possible levels, given the financial environment.
With respect to the equity conditions of the Company, at 31 December 2017, the consolidated net equity was R$ 269,609 million, compared to R$ 252,743 million at 31 December 2016, R$ 257,930 million at 31 December 2015 and R$ 310,722 million on 31 December 2014.
The Officers note that the changes to the net worth of the company described above resulted mostly from the results on the respective periods, the impacts of cash flow hedging on exports, actuarial review on other comprehensive results and the sale of interest in BR Distribuidora without loss of control, recorded as capital transaction.
At 31 December 2017, the net debt of the Company (represented by short- and long-term debt minus the sum of cash and cash equivalents, including federal public bonds, time deposits with maturities of up to three months from the date of purchase, interest-bearing accounts with daily liquidity and other short-term fixed income instruments, other investments on interest-bearing accounts with daily liquidity and other short-term fixed income instruments) was R$ 280,752 million, compared to R$ 314,120 million at 31 December 2016, R$ 392,136 million at 31 December
2015 and R$ 282,089 million on 31 December 2014. The Officers of the Company note that the reduction of the net debt of the Company in relation to the 2016 value resulted mainly from advance payment of part of the debt in foreign currency with funds earned from divestments made and with the funds generated by operating activities, which in turn has impacted the net financial leverage of the Company, represented by the Net Debt / (Net debt + Net Equity), which at 31
December 2017 was 51%, compared to 55% at 31 December 2016, 60% at 31 December 2015 and
48% at 31 December 2014. The Officers of the Company further note that the variation of 3 percentage points in net financial leverage of the Company between 31 December 2014 and 31
December 2017 was due to the reduction of the net equity recorded in the period.
In 2017, the Company presented Adjusted EBITDA of R$ 76,557 million, compared with R$ 88,693 million, R$76,752 million and R$ 59,883 million recorded in 2016, 2015 and 2014, respectively. The Officers of the Company note that the reduction of 14% in the Company’s Adjusted EBITDA in 2017 was motivated by the agreement to terminate the Class Action in the United States and the enrollment in regularization programs of federal debts. Such a reduction in the Adjusted EBITDA has contributed to the increase of the indicator for Net Debt/Adjusted EBITDA Index in 2017, which has changed from 4.71 at 31 December 2014, 5.11 at 31 December 2015, 3.54 at 31 December 2016 to 3.67 at 31 December 2017 (noting that, at 31 December, the nomenclature for the indicator is Net Debt/Adjusted EBITDA Index).
At 31 December 2017, the index of current liquidity for the Company (construed as the index obtained by dividing current assets by current liabilities) was 1.89, compared to 1.80 at 31
December 2016, 1.51 at 31 December 2015 and 1.63 at 31 December 2014. The Officers of the Company note that the increase in the liquidity index at 31 December 2017 was mainly due to the higher increase of current assets (7%) compared to the current liabilities (2%) with emphasis on the increase in cash and cash equivalent and bonds and securities in current assets, and the reduction of the current portion of long-term debt classified as current liabilities.
The Officers of the Company note that during 2017, the Company used the funds from the partnership and divestment program, from different sources of loans and financing (ECAs, banking market, capital markets, among others) as well as its operating generation to meet its liquidity needs, to manage liabilities and to undertake the investments described in its Business and Management Plan. For 2018, the Company expects to maintain the same strategy as for 2017.

b) Capital structure
The table below presents the capital structure of Petrobras representative of the financing pattern for its operations:
In R$ million At 31 December
2015 2016 2017
Net Worth (Equity) 257,930 252,743 269,609
Current Liabilities + Noncurrent Liabilities
(Third-Party Capital)
Total Liabilities (Third Party Capital + Net
Worth)
642,205 552,202 561,906
900,135 804,945 831,515
Third-Party Capital / Total Liabilities 71% 69% 68% Equity / Total Liabilities 29% 31% 32%

c) Payment capacity in relation to financial commitments
The Officers of the Company note that in the years ended at 31 December 2017, 2016 and 2015, the Company used the funds provided by its operating cash generation, funding and divestments mainly to fulfill debt service and financing of investments in business areas.
Below is the capital structure of Petrobras in net terms, including information relating to cash and cash equivalents of the Company, in the last three financial years:
In R$ million At 31 December
2015 2016 2017
Net Worth (Equity) 257,930 252,743 269,609
Current Liabilities + Noncurrent Liabilities
(Third-Party Capital)
Cash and cash equivalents and bonds and securities*
642,205 552,202 561,906
100,887 71,664 80,731
Net Third-Party Capital 541,318 480,538 481,175
Net Total Liabilities (Net Third-Party Capital + Net Worth)
799,248 733,281 750,784
Net Third-Party Capital / Net Total Liabilities 68% 66% 64% Net Worth / Net Total Liabilities 32% 34% 36%
* Includes federal bonds and time deposits (maturity over 3 months).
The Company believes that through its cash and cash equivalent position, including federal bonds and time deposits with maturity over three months, to the amount of R$ 80,731 billion at 31
December 2017, operating cash generation, funds from the divestments and access to traditional sources of financing, it will maintain its payment capacity in relation to commitments without compromising its financial health.
At 31 December 2017, the Company had cash and cash equivalents of R$ 74,494 million, which when added to federal bonds and time deposits with maturity over three months in a total of R$ 6,237 million, accrued to R$ 80,731 million. At the same date, the Company presented a Net Debt/EBITDA ratio of 3.67x.
At 31 December 2016, the Company had cash and cash equivalent of R$ 69,108 million, which when added to federal bonds and time deposits with maturity over three months in a total of R$ 2,556 million, accrued to R$ 71,664 million. At the same date, the company presented a Net Debt/EBITDA ratio of 3.54x.At 31 December 2015, the Company had cash and cash equivalents of R$ 97,845 million, which when added to federal bonds and time deposits with maturity over three months in atotal of R$ 3,042 million, accrued to R$ 100,887 million. At the same date, the Company presented a Net Debt/EBITDA ratio of 5.11x.
d) Funding sources for working capital and for investments in noncurrent assets used
The Officers of the Company note that the Company used the funds from the partnership and divestment program, from different sources of loans and financing (ECAs, banking market, capital markets, among others) as well as its operating generation as sources of funding for working capital and for investments in noncurrent assets.
The operating activities from continued operations generated cash flows of R$ 86,467 million in
2017, compared to R$ 89,709 million in 2016 and R$ 86,670 million in 2015.
In 2015, operating cash generation presented a 39% increase compared to 2014, totaling R$ 86,670 million. The main reasons for this increase were higher prices of diesel and gasoline, increase in the volume of crude oil exports, reduction of expenses with government participations and imports of oil and derivatives due to the decline in international prices, in addition to the larger share of national oil in processed load. In 2016, operating cash generation presented a 4% increase compared to 2015, totaling R$ 89,709 million. The main reason for this increase was the higher margins of diesel and gasoline. The operating cash generation of R$ 89,709 million was mainly motivated by higher margins of diesel and gasoline and reduction of expenses with governmental participations in Brazil and with imports. In 2017, operating cash generation presented a 4% decrease compared to 2016, totaling R$ 86,467 million. The main reason for such a reduction was the increase in the value of judicial deposits during the year.
Among the most relevant fundraising and debt management transactions that occurred over the last three years, we highlight:
In December 2017, Petrobras contracted funding from the China Development Bank (“CBD”), in the amount of US$ 5.0 billion. The total term of the transaction is 10 years. The funds were used by the company or its controlled companies for advanced settlement of debts, which totaled US$
5.1 billion, with the following creditors: Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Morgan Stanley, Export Development Canada (EDC), Santander, The Bank of Tokyo- Mitsubishi UFJ, Citibank, Kreditanstalt für Wiederaufbau (KFW), JP Morgan, HSBC, and Japan Bank for International Cooperation (JBIC). Of this amount, 72% were expected to be amortized over 2018 and 2019.

In November 2017, Petrobras, contracted financing in the amount of US$ 1.0 billion with a syndicate of commercial banks led by Standard Chartered Bank through its wholly-owned subsidiary Petrobras Netherlands BV (“PNBV”). The guarantee for the financing is the production platform P-56. At this same occasion, the company settled in advance a debt in the amount of US$ 500 million, due in 2018, with the leading bank.
Between October and November 2017, Petrobras, through its indirect, wholly-owned subsidiary Petrobras Global Trading B.V. (“PGT”), performed the voluntary early settlement of the following debts: (i) US$ 1,000 million maturing in 2019 with the bank BNP Paribas; (ii) US$ 1,000 million maturing in 2019 with the Bank of China; (iii) US$ 1.066 million maturing in 2018 and 2019 with the bank HSBC; (iv) US$ 730 million maturing in 2018 with the bank JPMorgan Chase; (v) US$
1,500 million maturing in 2018 and 2019 with the Bank of America; and (vi) US$ 150 million maturing in 2020 with the bank Intesa Sanpaolo. Simultaneously, it hired the following new transactions: (vii) extension of the maturities in 2018 and 2019 to 2021 and 2022 for debts amounting to US$ 570 million with the bank Mizuho; (viii) funding in the amount of US$ 1,125 million with maturity dates in 2022 and 2023 with Bank of America; (ix) extension of the maturities to 2022 and 2023 for debts amounting to US$ 750 million with the bank HSBC; (x) extension of the maturity to 2022 for debts amounting to US$ 850 million in the bank Intesa Sanpaolo. Additionally, a financing of US$ 300 million maturing in 2023 was hired from Banco Safra.
In September 2017, Petrobras, through its indirect, wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), executed a joint transaction of (i) issuance of bonds in the international capital market to the value of US$ 2.0 billion, of which half maturing in 2025 and the remainder maturing in 2028; (ii) offer to exchange bonds maturing from 2019 to 2021 by new bonds (“Exchange Offer Bonds”) in the amount of US$ 6.8 billion, of which US$ 2.6 billion were exchanged for bonds maturing in 2025 and the remainder for bonds maturing in 2028; and (iii) offer for optional repurchase of bonds maturing between 2019 and 2021 in the amount of US$
210.1 million.
In September 2017, Petrobras hired financing from Banco Bradesco, in the form of Export Credit Notes (NCE), in the amount of R$ 1.0 billion, with maturity in 2024. Simultaneously, the company liquidated NCEs in advance, in the amount of R$ 2.5 billion, which would mature in 2018, with Caixa Econômica Federal (“CEF”).
Between August and September 2017, Petrobras, through PGT, performed the voluntary early liquidation of the following debts: (i) US$ 333 million maturing in 2018 with The Bank of Tokyo- Mitsubishi UFJ; (ii) US$ 250 million maturing in 2020 with the bank Crédit Agricole CIB; and (iii) US$1,130 million maturing in 2019 and 2020 with the bank JPMorgan Chase. Simultaneously, it hired from the same institutions the following new transactions: (iv) financing in the amount of US$ 500 million with maturity date in 2022 with the Bank of Tokyo-Mitsubishi UFJ; (v) extension of the maturity from 2020 to 2022 for the debt of US$ 750 million with the bank Crédit Agricole CIB; and (vi) financing in the amount of US$ 847.5 million with maturity date in 2022 with the bank JPMorgan Chase. Additionally, a financing of US$ 150 million maturing in 2022 and without real guarantees (“unsecured”) was hired from Banco Safra.
In August 2017, Petrobras executed a financing transaction with Banco Bradesco, in the form of Export Credit Notes (NCE), in the amount of R$ 1.0 billion, with maturity in 2024. Simultaneously, the company liquidated NCEs in advance, in the amount of R$ 2.5 billion, which would mature in
2018, with Caixa Econômica Federal (“CEF”).
Between July and August 2017, Petrobras performed fundraising of approximately R$ 5.0 billion through the 5th issue of simple debentures not convertible into shares maturing in 2022 and
2024. Such distribution of debentures took place with restricted distribution efforts, as set forth in CVM Instruction 476/09.
In June 2017, Petrobras, through PGT, executed the voluntary early liquidation of debt maturing in 2019 with the Canadian bank The Bank of Nova Scotia in the amount of US$ 500 million and, at the same time, hired from the same financial institution new financing in the amount of US$ 750 million, with maturity date in 2022 and without guarantees (“unsecured”).
In June 2017, Petrobras executed a financing transaction with Banco do Brasil, in the form of Export Credit Notes (NCE), in the amount of R$ 7.0 billion, with maturity in 2022. Simultaneously, the company liquidated NCEs in advance, in the amount of R$ 6.0 billion, which would mature in
2019, with the same institution.
In May 2017, Petrobras, through PGT, executed the voluntary early liquidation of debt maturing in 2017 and 2018 with Citibank N.A. in the amount of US$ 500 million and, at the same time, hired from the same financial institution new financing in this very amount with maturity date in 2022 and without guarantees (“unsecured”).
Between May and June 2017, Petrobras, through PGF, performed fundraising of US$ 4.0 billion through the issuance of bonds (reopening) maturing in 2022, 2027 and 2044, plus used the funds obtained to perform voluntary early liquidation of bonds maturing in 2018 still in circulation.
In January 2017, Petrobras, through PGF, issued $4.0 billion in bonds on the international market, with terms of 5 and 10 years, for the repurchase of bonds (“tender offer”) to the amount of US$
6.0 billion maturing between 2019 and 2020.
In December 2016, Petrobras contracted funding from the China Development Bank (“CBD”), in the amount of US$ 5.0 billion. The total term of the transaction is 10 years.

In November 2016, Petrobras contracted with CEF, an export credit note in the amount of US $
1.08 billion, used to extend credit operations with the financial institution itself.
In October 2016, Petrobras, through PGT, hired the pre-payment of exports amounting to US$
1.2 billion with Banco Santander, partially used to extend the credit transaction with this very financial institution.
In March 2016, Petrobras, through PNBV, hired a structured operation in the form of “Sale & Leaseback” in the amount of US$ 1.0 billion with the Industrial and Commercial Bank of China Leasing (ICBC Leasing).
In May and July 2016, Petrobras, through PGF, issued US$ 9.75 billion in bonds on the international market, with terms of 5 and 10 years, whose funds were used tender offer transactions for bonds maturing until 2020.
In March, July and October 2016, Petrobras, through PGT, hired financing with Export Credit
Agencies - ECAs, to the amount of US$ 0.3 billion.
In August 2015, Petrobras, through its wholly-owned subsidiary Petrobras Distribuidora S.A. - BR Distribuidora, issued R$ 3.5 billion in debentures with a 5-year term.
In November and December 2015, Petrobras, through PGT, hired financing with Export Credit
Agencies - ECAs, to the amount of US$ 0.85 billion.
In June 2015, Petrobras, through PGF, issued a Century bond on the international market in the amount of US$ 2.5 billion.
In April and July 2015, Petrobras, through PGT, hired export pre-payments from CDB, to the amount of US$ 5 billion. The total term of the transaction is 10 years.
In 2015, Petrobras hired financing in Brazilian Reais from Banco Nacional de Desenvolvimento Econômico e Social (Brazil’s National Bank of Economic and Social Development, “BNDES”) in the equivalent value in U.S. dollars of US$ 0.5 billion, and through PNBV, hired financing in Reais from BNDES in the equivalent value in U.S. dollars of US$ 0.163 billion.
In April, June and September 2015, Petrobras, through its wholly-owned subsidiary Petrobras Distribuidora S.A. - BR Distribuidora issued R$ 11.5 billion in export credit notes, from Brazilian commercial banks.

For the domestic and international capital markets transactions, (i) Petrobras or (ii) Petrobras through one of its wholly-owned subsidiaries, issued transactions in the totals listed in the table below:

Period	Fundraising in Capital Markets
	In US$Millions		In R$Millions

	International Capital Markets	Domestic Capital Markets	International Capital Markets	Domestic Capital Markets

2015	2,500	1,008	6,283	3,510

2016	9,759	0	33,450	0

2017	10,249	1,577	32,574	4,989

e) Funding sources for working capital and for investments in noncurrent assets intended for use to cover deficiencies in liquidity
The Officers of the Company note that in 2018 the Company intends to use funds from the partnership and divestment program, from different sources of loans and financing (ECAs, banking market, capital markets, among others) as well as its operating generation to meet its liquidity needs, to manage liabilities and to undertake the investments described in its Business and Management Plan.
f) Debt levels and the characteristics of such debts, further describing:
i. Relevant loan and financing contracts
The Officers of the Company note that, in 2017, the Company raised R$ 86,467 million, highlighting: (i) the various offerings of bonds in the international capital markets (Global Notes) with maturities in 2022, 2025, 2027, 2028 and 2044, in the amount of R$ 32,574 million (US$ 10,218 million); ii) issuance of debentures in the domestic capital markets with maturities in 2022 and 2024 in the amount of R$ 4,989 million; and (iii) fundraising in the national and international banking markets, with maturities of approximately 5 years on average, in the total amount of R$ 41,645 million.
Additionally, the company settled several loans and financing in the total value of R$ 137,386 million, highlighting: (i) repurchase and/or redemption of R$ 24,356 million (US$ 7,569 million) in bonds in the international capital market, with maturities between 2018 and 2021, with the payment of premium to bond holders who delivered their bonds in the transaction to the amount R$ 1,067 million; (ii) pre-payment of R$ 52,000 million in loans in the national and international banking market; (iii) pre-payment of R$ 2,963 million in financing with export credit agencies; and (iv) pre- payment of R$ 9,531 million in financing from BNDES.
The company further carried out debt exchange transactions that did not involve financial settlements, highlighting: (i) exchange of R$ 21,217 million (US$ 6,768 million) in bonds in international capital markets with maturities between 2019 and 2021 for new bonds in the value of R$ R$ 23,815 million (US$ 7,597 million) and with maturities in 2025 and 2028; and (ii) extension of debts in national and international banking markets whose maturity would occur between 2018 and
2020, to the total value of R$ 13,577 million (US$ 4,257 million), for new debts, in the same values, with maturities between 2020 and 2024.
At 31 December 2017, the average maturity of debt was 8.62 years (7.46 years at 31 December 31,
2016). Amortization of principal and interest totaled R$ 137,386 million in 2016, 5% above 2016.
Additionally, in the fiscal year ended on 31 December 2016, the company raised R$ 64,786 million, using the traditional sources of financing (Export Credit Agency - ECAs, banking markets, capital markets and development banks) to obtain the funds required for the rollover of debt and financing of investments. Highlight for the offerings of bonds in international capital markets (Global Notes), in the amount of US$ 9.75 billion and with maturities of 5 and 10 years, for the repurchase of bonds (tender offer) in the amount of US$ 9.3 billion and raising from the China Development Bank (CDB), in the amount of US$ 5.0 billion. In addition, the Company pre-paid debts with BNDES, which totaled US$ 6.75 billion. At 31 December 2016, the average maturity of debt was 7.46 years (7.14 years at 31
December 2015). Amortization of principal and interest totaled R$ 131,395 million in 2016, 86.1%
above 2015.
Lastly, in the fiscal year ended on 31 December 2015, the company raised R$ 56,158 million, with emphasis on the cooperation agreements signed with the China Development Bank (CDB) in the value of US$ 5 billion and the issue of Global Notes with maturities of 100 years (US$ 2 billion), besides bilateral credits with Brazilian banks. At 31 December 2015, the average maturity of debt was 7.14 years (6.10 years at 2014). Amortization of principal and interest totaled R$ 70,592 million in 2015, 87% above 2014.

The summarized information on the Company’s financing at 31 December 2017 is presented below:
Consolidado (em milhões de reais)
Vencimento em
até 1 ano
1 a 2 anos
2 a 3 anos
3 a 4 anos
4 a 5 anos
5 anos em diante
Total
Valor justo

Financiamentos em Reais (R$):	4.828	9.192	13.573	10.099	15.377	18.060	71.129	61.194
Indexados a taxas flutuantes	2.553	7.723	12.167	8.708	14.123	14.011	59.285
Indexados a taxas fixas	2.275	1.469	1.406	1.391	1.254	4.049	11.844
Taxa média dos Financiamentos	6,6%	6,6%	6,8%	7,3%	6,8%	5,9%	6,6%
Financiamentos em Dólares (US$):	16.948	9.308	17.294	28.833	41.586	148.291	262.260	294.307

Indexados a taxas flutuantes	12.878	5.176	12.962	10.427	31.555	43.442	116.440
Indexados a taxas fixas	4.070	4.132	4.332	18.406	10.031	104.849	145.820
Taxa média dos Financiamentos	5,4%	5,8%	5,8%	5,7%	5,6%	6,5%	6,1%
Financiamentos em R$ indexados ao US$:	281	271	271	271	260	0	1.354	1.292

Indexados a taxas flutuantes	65	64	64	64	53	0	310
Indexados a taxas fixas	216	207	207	207	207	0	1.044
Taxa média dos Financiamentos	3,8%	3,7%	3,6%	3,3%	2,6%		3,6%
Financiamentos em Libras (£):	206	0	0	0	0	7.678	7.884	8.568

Indexados a taxas fixas	206	0	0	0		7.678	7.884
Taxa média dos Financiamentos	6,2%	0%	0%	0%	0%	6,3%	6,3%
Financiamentos em Ienes (¥):	302	0	0	0	0	0	302	322

Indexados a taxas flutuantes	302	0	0	0	0	0	302
Taxa média dos Financiamentos	0,4%	0,0%	0,0%	0,0%	0,0%	0,0%	0,4%
Financiamentos em Euro (€):	573	2.652	758	2.965	2.371	8.454	17.773	20.075

Indexados a taxas flutuantes	4	0	602	0	0	0	606
Indexados a taxas fixas	569	2.652	156	2.965	2.371	8.454	17.167
Taxa média dos Financiamentos	4,3%	4,3%	4,5%	4,6%	4,8%	4,6%	4,5%
Financiamentos Outras Moedas:	22	0	0	0	0	0	22	22

Indexados a taxas fixas	22	0	0	0	0	0	22
Taxa média dos Financiamentos	14,0%	0%	0%	0%	0%	0%	14,0%

Total em 31 de dezembro de 2017	23.160	21.423	31.896	42.168	59.594	182.483	360.724	385.780

Taxa média dos financiamentos	5,6%	5,9%	5,9%	5,9%	5,7%	6,4%	6,1%

Total em 31 de dezembro de 2016	31.796	36.557	68.112	53.165	61.198	134.161	384.989	387.077

Taxa média dos financiamentos	6,1%	6,0%	5,9%	5,9%	5,4%	6,4%	6,2%

In 2017, gross debt declined by 6%, mainly as a result of amortization of debts, net indebtedness decreased by 11% and the average term to debt maturity was 8.62 years (7.46 years, on 31
December 2016).
In million R$

	12/31/2017	12/31/2016	b.%
Short-term debt*	23,244	31,855	(27)
Long-term debt*	338,239	353,929	(4)

Total	361,483	385,784	(6)

Cash equivalent	74,494	69,108	8
Federal bonds and Time Deposits (maturity over 90 days)	6,237	2,556	144

Adjusted cash equivalent	80,731	71,664	13

Net Indebtedness**	280,752	314,120	(11)

* Short- and long-term indebtedness include Financial Commercial Leasing in the amount of R$ 84 million and R$ 675 million at
12.31.2017, respectively (R$ 59 million and R$ 736 million at 12. 31.2016).
** Gross indebtedness minus adjusted cash equivalent. This metric is not provided for in the international accounting standards - IFRS and should not be considered in isolation or as a replacement for total long-term debt, calculated per IFRS. The calculation of net indebtedness should not be a basis for comparison with other companies, however, Management believes that it is supplementary information that helps investors assess the liquidity and assists in leverage management.
Additionally, at 31 December 2016, the gross debt of the Petrobras System declined by 22% and net debt decreased by 20%, compared to 31 December 2015, mainly due to the 16.5% appreciation of the Brazilian Real and the amortization of debts, using funds from the divestments.
In million R$

	12/31/2016	12/31/2015	b.%
Short-term debt*	31,855	57,407	(45)
Long-term debt*	353,929	435,616	(19)

Total	385,784	493,023	(22)

Cash equivalent	69,108	97,845	(29)
Federal bonds and Time Deposits (maturity over 90 days)	2,556	3,042	(16)

Adjusted cash equivalent	71,664	100,887	(29)

Net Indebtedness**	314,120	392,136	(20)

* Short- and long-term indebtedness include Financial Commercial Leasing in the amount of R$ 59 million and R$ 736 million at
12.31.2016, respectively (R$ 73 million and R$ 303 million at 12.31.2015).
** Gross indebtedness minus adjusted cash equivalent. This metric is not provided for in the international accounting standards - IFRS and should not be considered in isolation or as a replacement for total long-term debt, calculated per IFRS. The calculation of net indebtedness should not be a basis for comparison with other companies, however, Management believes that it is supplementary information that helps investors assess the liquidity and assists in leverage management.

Lastly, the net indebtedness of the Company at 31 December 2015, corresponding to R$ 391,962 million, was 39% higher compared to the net indebtedness of the Company at 31 December 2014, which corresponded to R$ 282,089 million, mainly as a result of the 47.0% foreign exchange depreciation.
In million R$

	12/31/2015	12/31/2014	b.%
Short-term debt*	57,407	31,565	82
Long-term debt**	435,616	319,470	36

Total	493,023	351,035	40

Cash equivalent	97,845	44,239	121
Federal bonds and Time Deposits (maturity over 90 days)	3,042	24,707	(88)

Adjusted cash equivalent	100,887	68,946	46

Net Indebtedness***	392,136	282,089	39

* Includes Financial Commercial Leases (R$ 48 million at 12.31.2015 and R$ 42 million at 12.31.2014).
** Includes Financial Commercial Leases (R$ 154 million at 12.31.2015 and R$ 148 million at 12.31.2014).
*** The net indebtedness metric is not provided for in the international accounting standards - IFRS and should not be considered in isolation or as a replacement for total long-term debt, calculated per IFRS. The calculation of net indebtedness should not be a basis for comparison with other companies, however, Management believes that it is supplementary information that helps investors assess the liquidity and assists in leverage management.
ii. Other long-term relationships with financial institutions
The Officers of the Company note that the Company does not have, as of 31 December 2017, other long-term relationships with financial institutions.
iii. Degree of subordination among debts
The Officers of the Company note that there is no degree of contractual subordination among unsecured corporate debts of the Company. Financial debts that have real guarantee rely on the preferences and privileges provided by law.
In addition, the whole of loans, financing and debt securities of the Company at 31 December 2017 was R$ 360.7 billion. Out of this amount, 84.6% (R$ 305.0 billion) corresponded to unsecured liabilities, and 15.4% (R$ 55.7 billion) corresponded to liabilities with real guarantees.
Financial institutions require guarantees from Petrobras when lending funds to subsidiaries of the
Company.

Because of the contract of guarantee issued by the Federal Government in favor of Multilateral Credit Agencies, motivated by financing raised by TBG- Transportadora Brasileira Gasoduto Bolivia- Brasil S.A. (“TBG”), counter guarantee contracts were concluded whose signatories are the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., in which TBG undertakes to bind its revenues to the order of the National Treasury until the settlement of the liabilities guaranteed by the Federal Government.
Petrobras maintains the management of the Special-Purpose Companies (“SPE”) which were created to provide funds for the continuous development of its transportation infrastructure projects and oil and gas production, as well as improvements in refineries, whose guarantees offered to national and international financial agents are the very assets of the projects, as well as the pledge of credit rights and stock of the SPE.
iv. Any restrictions imposed to the issuer, in particular in relation to limits of indebtedness and hiring of new debts, distribution of dividends, sale of assets, issuance of new securities and sale of corporate control, as well as whether the issuer has been fulfilling these restrictions
The Officers of the Company note that there is financial covenant in contracts concluded with BNDES from 2011 on, which restricts the ration between Net Debt in Brazilian Reais and EBITDA from exceeding 5.5.
The Company has no other obligations to do (covenants) related to financial indicators in other financing contracts.
The Officers of the Company note that even though the Company has other obligations relating to financing contracts (covenants), such as: (i) the presentation of the financial statements within 90 days for the interim periods, without review by independent auditors, and 120 days for closing of the financial year, with cure periods that extend such terms by 30 and 60 days, depending on the financing; (ii) Negative Pledge / Permitted liens clauses, in which Petrobras and its material subsidiaries undertake not to create liens on their assets to guarantee debts beyond those liens permitted; (iii) clauses of compliance with laws, rules and regulations applicable to the conduct of its business, including (but not limited) environmental laws; (iv) clauses in financing contracts requiring that both the borrower and the guarantor conduct their business in compliance with anti- corruption laws and anti-money laundering laws, and establish and maintain policies required to such compliance; (v) clauses in financing contracts that restrict relations with entities or even countries sanctioned particularly by the United States (including, but not limited to OFAC, the State

Department and the Department of Commerce), by the European Union and by the United Nations and (vi) clauses related to the level of indebtedness in certain debt contracts with BNDES.
The Officers of the Company state that, to the best of their knowledge, at 12/31/2017, the company did not violate any covenant under its financial contracts.
Additionally, the Company is a party to contracts which include the possibility of advance settlement, in the event of sale of control of the Company and sale of assets, provided that said sale does not cause a material adverse effect on the Company.
g) Limits of funding hired and percentage already used
Provided that all preceding conditions of contracts are fulfilled, the amounts below are available for withdrawal:
Company Hired Used
Abroad (Values in US$ million)
Balance
(At 12/31/2017)
Percentage already used
(At 12/31/2017)

Petrobras	5,000	3,000	2,000	60.0%
PGT BV	1,000	0	1,000	0.0%

In the country (Values in R$ million)

PNBV	9,878	2,726	7,152	27.6%
Transpetro	2,170	600	1,570	27.6%

h) Significant changes in each item of the financial statements
The Officers of the Company note that the financial information included and analyzed below derives from the consolidated financial statements relating to fiscal years ending on 31 December
2017, 2016 and 2015.
In R$ million Consolidated
Vertical Analysis % Horizontal Analysis

2017 2016 2015 2017					2016	2015		2017 x 2016 R$%	2016 x 2015 R$%
Sales revenue	283,695	282,589	321,638	100	100	100	1,106	0.4	(39,049)	(12.1)
Cost of products and services sold	(192,100)	(192,611)	(223,062)	(67.7)	(68.2)	(69.4)	511	(0.3)	30,451	(13.7)

Gross profit	91,595	89,978	98,576	32.3	31.8	30.6	1,617	1.8	(8,598)	(8.7)

Selling	(14,510)	(13,825)	(15,893)	(5.1)	(4.9)	(4.9)	(685)	5.0	2,068	(13.0)
General and administrative	(9,314)	(11,482)	(11,031)	(3.3)	(4.1)	(3.4)	2,168	(18.9)	(451)	4.1
Exploratory costs for extraction of
oil and gas	(2,563)	(6,056)	(6,467)	(0.9)	(2.1)	(2.0)	3,493	(57.7)	411	(6.4)
Costs with research and
technological development	(1,831)	(1,826)	(2,024)	(0.6)	(0.6)	(0.6)	(5)	0.3	198	(9.8)
Taxes	(5,921)	(2,456)	(9,238)	(2.1)	(0.9)	(2.9)	(3,465)	141.1	6,782	(73.4)
Impairment of assets	(3,862)	(20,297)	(47,676)	(1.4)	(7.2)	(14.8)	16,435	(81.0)	27,379	(57.4)
Other expenses, net	(17,970)	(16,925)	(18,638)	(6.3)	(6.0)	(5.8)	(1,045)	6.2	1,713	(9.2)

(55,971)	(72,867)	(110,967)	(19.7)	(25.8)	(34.5)	16,896	(23.2)	38,100	(34.3)

Profit (loss) before earnings, profit
sharing and taxes	35,624	17,111	(12,391)	12.6	6.1	(3.9)	18,513	108.2	29,502	(238.1)

Financial revenues	3,337	3,638	4,867	1.2	1.3	1.5	(301)	(8.3)	(1,229)	(25.3)
Financial expenses	(23,612)	(24,176)	(21,545)	(8.3)	(8.6)	(6.7)	564	(2.3)	(2,631)	12.2
Exchange rate variance and
inflation adjustments	(11,324)	(6,647)	(11,363)	(4.0)	(2.4)	(3.5)	(4,677)	70.4	4,716	(41.5)

Net earnings	(31,599)	(27,185)	(28,041)	(11.1)	(9.6)	(8.7)	(4,414)	16.2	856	(3.1)
Results of interests in investments	2,149	(629)	(797)	0.8	(0.2)	(0.2)	2,778	(441.7)	168	(21.1)

Profit (Loss) before taxes	6,174	(10,703)	(41,229)	2.2	(3.8)	(12.8)	16,877	(157.7)	30,526	(74.0)
Income tax and social contribution	(5,797)	(2,342)	6,058	(2.0)	(0.8)	1.9	(3,455)	147.5	(8,400)	(138.7)

Profit (Loss) for the year	377	(13,045)	(35,171)	0.1	(4.6)	(10.9)	13,422	(102.9)	22,126	(62.9)

Attributable to: Petrobras Shareholders	(446)	(14,824)	(34,836)	(0.2)	(5.2)	(10.8)	14,378	(97.0)	20,012	(57.4)
Non-controlling Shareholders	823	1,779	(335)	0.3	0.6	(0.1)	(956)	(53.7)	2,114	(631.0)

	377	(13,045)	(35,171)	0.1	(4.6)	(10.9)	13,422	(102.9)	22,126	(62.9)

Analysis of the Consolidated Income Statement
2017 Year x 2016 Year
The Officers note that the company presented loss attributable to Petrobras shareholders of R$
446 million, reflecting the following factors:
Sales Revenue
Sales revenue of R$ 283,695 million, R$ 1,106 million above the year 2016 (R$ 282,589 million), due to:
increased revenue from exports (R$ 12,814 million), mainly due to increased sale of crude oil, as a result of its greater availability because of the retraction in sales of derivatives, as a result of higher placement by importers in the domestic market, as well as by higher prices of crude oil and derivatives, following the increase in international prices;
reduction in revenue from activities abroad (R$ 10,789 million) due to the divestment in
Petrobras Argentina S.A. (PESA) and Petrobras Chile Distribución Ltda (PCD); and retraction in revenue in the domestic market (R$ 919 million), as a consequence of:
i) lower sales volume of derivatives, due to product placement by importers, with highlight for diesel (R$ 7,339 million) and gasoline (R$ 2,610 million);
ii) increased revenue from electrical power (R$ 4,805 million), due to the larger thermoelectric dispatches with increase in PLD, as a result of worsening hydrological conditions;
iii) higher sales volume of natural gas, to meet the increase in thermoelectric dispatches, with higher prices (R$ 2,738 million); and
iv) higher average price of realization of derivatives, highlighting the price adjustments in LPG (R$ 2,059 million), QAV due to increased international prices (R$ 1,146 million) partially offset by reduced prices in diesel (R$ 1,418 million) and gasoline (R$ 396 million).

Costs of products sold
Costs of products sold Sales revenue of R$ 192,100 million, R$ 511 million above the year 2016 (R$
192,611 million), due to:
lower depreciation, influenced by the effect of the provision for impairment of assets occurred in 2016;
lower expenses with imports of petroleum and derivatives due to increased share of national processed oil in the refineries and the reduction of the volume of sales of derivatives in the domestic market, and of natural gas as a result of larger share of national gas in the mix of sales;
reduction of costs associated with activities abroad due mainly to the divestment in PESA and in PCD;
higher expenses with government interests, influenced by increased international prices of commodities, as well as the increased production in the Lula field, which has a higher effective rate of Special Participation; and
higher electrical power expenses, due to the increase in the Price of Liquidation of
Differences (PLD).
Sale Expenses
Sales expenses of (R$ 14,510 million), 5% higher than the year 2016 (R$ 13,825 million), influenced by increased logistical costs through the use of gas pipelines, from the sale of NTS, partially offset by lower provision for doubtful debts of receivables in the electric sector and due to the effect of divestment in PESA and PCD.
General and Administrative Expenses
General and administrative expenses of R$ 9,314 million, 19% lower than those in the 2016 financial year (R$ 11,482 million), as a result of lower expenses with personnel due mainly to the impact of employee dismissal through the 2014/2016 voluntary redundancy program (PIDV) and with administrative services provided by third parties.
Exploratory costs for extraction of oil and natural gas
Exploratory costs for extraction of oil and natural gas of R$ 2,563 million, 58% lower than those for the 2016 financial year (R$ 6,056 million), mainly due to lower expenses with write off of dry wells and/or subcommercial wells (R$ 3,471 million).

Tax Expenses
Tax expenses of R$ 5,921 million, R$ 3,465 million higher than those for the year 2016 (R$ 2,456 million), basically as a result of the effect of the accession to the Programs of Regularization of Federal Debts (R$ 2,841 million).
Impairment
Asset impairment loss of R$ 3,862 million, 81% lower than those for the 2016 period (R$ 20,297 million) as detailed in explanatory note 14.
Other operating expenses
Other operating expenses of R$ 17,970 million, 6% higher than those for the year 2016 (R$ 16,925 million), with emphasis on:
higher provision for losses and contingencies with lawsuits (R$ 9,216 million), influenced primarily by the effect resulting from the agreement to terminate the Class Action (R$ 11,198 million), compared with agreements in individual actions in 2016, underway in the United States (R$
1,215 million);
lower positive result related to dismantling areas of R$ 3,771 million;
increased expenses with pension and health plans with beneficiaries, due to the interest on a higher balance of net actuarial obligation (R$ 1,160 million);
lower expenses pursuant to the PIDV (R$ 4,839 million) due to the reversal of part of the provision, resulting from the withdrawal of some participants in the 2017 year (R$ 757 million) compared to the same period of the prior year (R$ 4,082 million);
lower effect of accrued conversion adjustments - CTA - (R$ 3,577 million) resulting from asset divestment, mainly PESA, in 3Q-2016 (R$ 3,627 million), arising out of the exchange rate depreciation, previously recognized in equity;
net earnings from the sale and write-off of assets in the amount of R$ 4,572 million, primarily from the sale of interest in Nova Transportadora do Sudeste (NTS);
lower expenses with unscheduled shutdowns, especially with equipment idleness (R$ 1,460 million); and
higher compensation of funds recovered by Operation Car Wash (R$ 382 million).

Net Earnings
Net financial expenses of R$ 31,599 million, 16% higher than the year 2016 (R$ 27,185 million), due to:
negative foreign exchange and monetary variation, higher in R$ 4,677 million, caused by:
negative exchange variation of R$ 2,295 million due to the 13.7%depreciation of the dollar on net passive exposure in euro this year, compared to the positive exchange rate variation of R$
464 million due to the 3.1% appreciation on net passive exposure in the previous year (R$ 2,759 million);
negative exchange variation of R$ 123 million due to the 9.1% depreciation of the dollar on the net active exposure in pounds this year, compared to the positive exchange rate variation of R$
1,422 million due to the 16.5% appreciation on net passive exposure in the previous year (R$
1,545 million);
negative exchange variation of R$ 288 million due to the prevalent appreciation of the Brazilian Real over the course of 2017 on the net average active exposure in dollar, compared to positive exchange rate variation of R$ 621 million due to the 16.5% appreciation of the real on active dollar exposure in the previous year (R$ 909 million);
reduction of passive exposure in real against the euro has generated a positive variation (R$
168 million); and
higher reclassification of accrued exchange variation in equity for the result due to exports hedged in the context of hedge accounting (R$ 132 million).
decrease of R$ 263 million in net financial expenses, with highlight for:
decrease in expenses with financing (R$ 3,384 million) due to pre-payments; and
charges arising from accession to the programs of regularization of federal debts in the period
(R$ 2,693 million).
Results of interests in investments
Positive result of interest in investments of R$ 2,149 million, due mainly to the better result presented by invested companies, compared to the negative result assessed in the year 2016 (R$
629 million) which was impacted by Braskem’s leniency agreement (R$ 1,035 million) and the negative result of Guarani S/A, whose full interest was effectively sold in Feb/2017.

Income tax and social contribution
Income tax and social contribution expenses of R$ 5,797 million, R$ 3,455 million higher than those assessed in the year 2016 (R$ 2,342 million) due, mainly, to the effects of the accession to the programs of regularization of federal debts, combined with the results in periods (see explanatory note 21.6).
2016 Year x 2015 Year
The Officers note that the company presented loss attributable to Petrobras shareholders of R$
14,824 million, reflecting the following factors:
Sales Revenue
sales revenue of R$ 282,589 million, 12% lower than the 2015 period (R$ 321,638 million), due to:
Reduction in revenues in the domestic market (R$ 25,057 million) as a result of the lower level of economic activity in Brazil, a consequence of:
i) lower revenue from derivatives (R$ 13,471 million) due to the 8% reduction in sales, mainly diesel, as a result of the decline in consumption, and fuel oil due to lower thermal generation, as well as due to lower average prices of QAV and NAFTA, partially offset by higher average prices of diesel and gasoline;
ii) reduction in electrical power revenues (R$ 6,061 million) mainly from generation, as a result of improvement to hydrological conditions; and
iii) lower revenue from natural gas (R$ 5,604 million) due to the reduced demand from the sector thermoelectric sector and lower prices.
Lower revenue from activities abroad (R$ 10,552 million) as a result of the sale of PESA, as well as the reduction of the sales prices of oil and derivatives; and
Reduction in revenues from exports (R$ 3,269 million) due to lower prices of oil and derivatives, following the decline in international prices, partially offset by the higher volume exported, mainly in oil due to the lower demand from the domestic market, combined with increased domestic production.

Costs of products sold
Costs of products sold of R$ 192,611 million, 14% below the year 2015 (R$ 223,062 million), due to:
lower expenses with imports of natural gas, oil and derivatives, due to lower demand from the domestic market and the effect of the 17% reduction in the price of Brent, partially offset by the 4% depreciation of the average rate of the Brazilian real against the dollar on the costs of acquisition;
lower costs with government interests in Brazil, influenced by the reduction of international oil prices;
reduction of costs associated with activities abroad due to the sale of PESA, as well as retraction of international oil prices; and
reduction of energy expenses, due to lower thermoelectric demand.
These effects were partially offset by higher oil production costs, influenced by the increase in depreciation, as a result of the reduction in reserve estimates (produced units method) mitigated by a lower balance of assets due to impairment losses recognized in 2015 and in September 2016.
Sale expenses
Sales expenses of R$ 13,825 million, 13% lower than those in the year 2015 (R$ 15,893 million), due to lower provisions for losses on doubtful accounts, mainly related to the receivables from the electricity sector, and reduction in freight costs, as a result of the lower volume of sales in the domestic market.
Tax expenses
Tax expenses of R$ 2,456 million, 73% lower than those in 2015 (R$ 9,238 million), due mainly to ascension, in 2015, to the Tax Recovery Program - REFIS (R$ 5,090 million) and State Tax Amnesties (R$ 1,046 million).
Impairment
Asset impairment of R$ 20,297 million, 57% lower than those for the 2015 period (R$ 47,676 million)
as detailed in explanatory note 14 of the financial statements at 31 December 2016.

Other Operating Expenses
Other operating expenses of R$ 16,925 million, 9% lower than those for the year 2015 (R$ 18,638 million), with emphasis on:
positive effect related to the revision of the provision of abandonment liabilities, as a result of increase in the discount rate and the appreciation of the Brazilian real against the US dollar (R$
5,414 million);
gross earnings assessed in sales of interest in exploratory block BM-S-8 - Carcará (R$ 2,947 million) and Petrobras Argentina - PESA (R$ 673 million);
reversal of contingency filed by Triunfo Agro Industrial S/A and other cooperatives, in the amount of R$ 1,378 million, as a result of the favorable decision on the termination action filed by the company, confirmed in at the appeals levels;
lower expenses with the return of fields to ANP and canceled projects (R$ 1,021 million);
Accrued conversion adjustments - CTA - for PESA (R$ 3,627 million) and Petrobras Nansei (R$ 66 million), resulting from exchange devaluation (peso and yen, respectively) previously recognized in equity as accrued conversion adjustment;
higher expenses with the new Voluntary Redundancy Program (R$ 3,665 million); and
increased expenses from unscheduled shutdowns (R$ 2,404 million) with prominence for drilling rig idleness.
Net Earnings
Net financial expenses of R$ 27,185 million, 3% lower than the 2015 period (R$ 28,041 million), due to:
Negative foreign exchange and monetary variation in R$ 4,716 million, caused by:
- exchange variance of real on net passive exposure in dollar, positive in R$ 3,711 million, resulting from the 16.5% appreciation of the real and net of reclassification of accrued exchange variance in equity for the result due to the execution of hedged exports in the context of hedge accounting;
- lower negative exchange variance of the real in relation to the euro, due to the reduction of net passive exposure in that currency (R$ 1,930 million);
- higher positive exchange variance of the dollar on passive exposure in pounds, resulting from the 16.5% appreciation of the dollar in 2016, compared to the 4.9% appreciation in

2015 (R$ 985 million); and
- lower positive exchange variance of the dollar on passive exposure in euro, due to the
3.1% appreciation of the dollar in 2016, compared to the 10.4% appreciation of the dollar in 2015 (R$ 1,580 million).
Increase of R$ 2,631 million in financial expenses, reflecting:
- higher average indebtedness, resulting from the depreciation of the average rate of the real against the dollar, net of capitalized financial charges (R$ 3,739 million); and
- increased interest update on abandonment liabilities (R$ 1,539 million).
Those effects were partially offset by the recognition of financial charges on the ascension to the Tax Recovery Program - Refis of R$ 2,527 million in 2015.
Lower financial revenue due, mainly, to the lower average balance invested, as well as lower gains from derivatives in commercial operations (R$ 1,229 million).
Income tax and social contribution expenses
Expenses of income and social contribution taxes of R$ 2,342 million (R$ 6,058 million revenue in
2015), due mainly to the effect of differentiated tax rates abroad and in taxation in Brazil of the profit of companies abroad, combined with the results recorded in the periods.
Participation of non-controlling shareholders
Participation of non-controlling shareholders with negative result of R$ 1,779 million (positive result of R$ 335 million in the 2015 period), due mainly to the foreign exchange effect on the indebtedness in dollars of the entities structured in the respective periods.

Analysis of the Consolidated Income Statement
2015 Year x 2014 Year
The Officers of the Company note that the Company presented losses of R$ 34,836 million, as a consequence of the following factors:
Sales Revenue
Sales revenue of R$ 321,638 million, 5% lower (R$ 15,622 million), influenced by:
• Reduced demand for derivatives in the domestic market (9%) due to the lower level of economic activity;
• Lower prices of oil and derivatives exports;
• Decreased price of naphtha, QAV and fuel oil in the domestic market;
• Higher prices for diesel and petrol, as a result of the adjustments that occurred in November
2014 and September 2015; and
• Increase of 55% in export oil volume due to the increase in national production (5%) and the lower load processed in refineries (6%).
Costs of products sold
Costs of products sold of R$ 223,062 million, 13% lower (R$ 33,761 million), due to:
• Lower unit costs with imports and government interests;
• Reduced demand for derivatives in the domestic market, causing less processing of imported oil and lower share of imported products in the mix of sales; and
• Increased costs with depreciation.
Operating Expenses
Operating expenses presented an increase of R$ 9,208 million, mainly as a result of:

• Taxes: Increase in tax expenses as a result of ascension to the Special Installment Program for
Tax Debts - REFIS and to State Amnesty Programs (R$ 7,437 million);
• Impairment: Higher impairment of assets (R$ 3,040 million). For more information on
Impairment, see the comments on significant changes in fixed assets (2015 X 2014).
• Other operating expenses: Increase of 53% (R$ 6,431 million), due mainly to:
- Higher expenses with legal contingencies, especially with tax and labor lawsuits (R$
5,103 million); and
- Higher expenses with pension and health plans for beneficiaries due to the 2014 actuarial review, which resulted in a higher balance of net actuarial obligation, particularly as a result of the decrease in the real interest rate (R$ 1,352 million).
Net Earnings
Net financial expenses of R$ 28,041 million, higher by R$ 24,141 million, due to:
• Increase in interest expenses (R$ 12,290 million), as a result of:
i. Higher indebtedness (R$ 7,118 million);
ii. Lower capitalization caused by the reduction of the balance of assets under construction (R$ 2,590 million), as a result of the completion of relevant projects throughout 2014, as well as the write-off and impairment of assets in December 2014; and
iii. Interest on tax expenses due to the ascension to the REFIS for the tax on financial transactions - IOF (R$ 1,410 million) and withholding income tax - IRRF (R$ 1,074 million);
• Exchange loss of R$ 9,240 million arising from the 47.0% depreciation of the real on the net average passive exposure in dollar (13.4% exchange depreciation in the year 2014), already considered for the purposes of hedge accounting; and
• Exchange loss of R$ 2,100 million arising from the 31.7% depreciation of the real on net passive exposure in euro (0.02% exchange depreciation in the year 2014).

EQUITY ANALYSIS
Consolidated Balance Sheet In R$ million
Vertical Analysis % Horizontal Analysis

12/31/2017		12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015	12/31/2017 x 12/31/2016		12/31/2016 x 12/31/2015
Asset							R$	%	R$	%

Current
Cash and cash
equivalent	74,494	69,108	97,845	9.0	8.6	10.9	5,386	7.8%	(28,737)	(29.4%)
Securities	6,237	2,556	3,047	0.8	0.3	0.3	3,681	144.0%	(491)	(16.1%)
Trades receivable,
net	16,446	15,543	21,685	2.0	1.9	2.4	903	5.8%	(6,142)	(28.3%)
Inventories	28,081	27,622	29,057	3.4	3.4	3.2	459	1.7%	(1,435)	(4.9%)
Income tax and
social contribution	1,584	1,961	3,839	0.2	0.2	0.4	(377)	(19.2%)	(1,878)	(48.9%)
Taxes and contributions	6,478	6,192	6,893	0.8	0.8	0.8	286	4.6%	(701)	(10.2%)
Advances to
suppliers	258	540	421	0.0	0.1	−	(282)	(52.2%)	119	28.3%
Other	4,739	3,716	5,225	0.6	0.5	0.6	1,023	27.5%	(1,509)	(28.9%)

	138,317	127,238	168,012	16.6	15.8	18.7	11,079	8.7%	(40,774)	(24.3%)

Assets classified as
held for sale	17,592	18,669	595	2.1	2.3	0.1	(1,077)	(5.8%)	18,074	3037.6%

Total Current
Assets	155,909	145,907	168,607	18.7	18.1	18.7	10,002	6.9%	(22,700)	(13.5%)

Noncurrent
Long-term
Trades receivable,
net	17,120	14,832	15,301	2.1	1.8	1.7	2,288	15.4%	(469)	(3.1%)
Securities	211	293	342	0.0	−	−	(82)	(28.0%)	(49)	(14.3%)
Escrow deposits	18,465	13,032	9,758	2.2	1.6	1.1	5,433	41.7%	3,274	33.6%
Deferred income tax
and social
contribution	11,373	14,038	23,490	1.4	1.7	2.6	(2,665)	(19.0%)	(9,452)	(40.2%)
Taxes and
contributions	10,171	10,236	11,017	1.2	1.3	1.2	(65)	(0.6%)	(781)	(7.1%)
Advances to
suppliers	3,413	3,742	6,395	0.4	0.5	0.7	(329)	(8.8%)	(2,653)	(41.5%)
Other long-term
assets	10,202	10,378	9,550	1.2	1.3	1.1	(176)	(1.7%)	828	8.7%

	70,955	66,551	75,853	8.5	8.3	8.4	4,404	6.6%	(9,302)	(12.3%)

Investments	12,554	9,948	13,772	1.5	1.2	1.5	2,606	26.2%	(3,824)	(27.8%)
Property, plant and equipment	584,357	571,876	629,831	70.3	71.0	70.0	12,481	2.2%	(57,955)	(9.2)%
Intangible	7,740	10,663	12,072	0.9	1.3	1.3	(2,923)	(27.4%)	(1,409)	(11.7)%

Total Noncurrent Assets	675,606	659,038	731,528	81.3	81.9	81.3	16,568	2.5%	(72,490)	(9.9%)

Total assets	831,515	804,945	900,135	100.0	100.0	100.0	26,570	3.3%	(95,190)	(10.6%)

Consolidated Balance Sheet (continued)									In R$million
					Vertical Analysis%				Horizontal Analysis

12/31/2017		12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015	12/31/2017 x 12/31/2016		12/31/2016 x 12/31/2015
Liability							R$%		R$%

Current
Trade payables	19,077	18,781	24,888	2.3	2.3	2.8	296	1.6%	(6,107)	(24.5%)
Borrowings	23,160	31,796	57,334	2.8	4.0	6.4	(8,636)	(27.2%)	(25,538)	(44.5%)
Finance leases	84	59	73	0.0	−	−	25	42.4%	(14)	(19.2%)
Income tax and social contribution	990	412	410	0.1	0.1	−	578	140.3%	2	0.5%
Taxes and contributions	15,046	11,826	13,139	1.8	1.5	1.5	3,220	27.2%	(1,313)	(10.0%)
Wages, holidays, charges and contributions	4,331	7,159	5,085	0.5	0.9	0.6	(2,828)	(39.5%)	2,074	40.8%
Pension and healthcare plans	2,791	2,672	2,556	0.3	0.3	0.3	119	4.5%	116	4.5%
Provision for risks	7,463	−	−	0.9	−	−	7,463	n.d.	−	−
Other payables	8,298	6,857	7,599	1.0	0.9	0.8	1,441	21.0%	(742)	(9.8%)

	81,240	79,562	111,084	9.8	9.9	12.3	1,678	2.1%	(31,522)	(28.4%)

Liabilities associated to assets classified as held for sale	1,295	1,605	488	0.2	0.2	0.1	(310)	(19.3%)	1,117	228.9%

Total Current Liabilities	82,535	81,167	111,572	9.9	10.1	12.4	1,368	1.7%	(30,405)	(27.3%)

Noncurrent
Borrowings	337,564	353,193	435,313	40.6	43.9	48.4	(15,629)	(4.4%)	(82,120)	(18.9%)
Finance leases	675	736	303	0.1	0.1	−	(61)	(8.3%)	433	142.9%
Taxes and contributions	2,219	−	−	0.3	−	−	2,219	-	−	−
Deferred income tax and social contribution	3,956	856	906	0.5	0.1	0.1	3,100	362.1%	(50)	(5.5%)
Pension and healthcare plans	69,421	69,996	47,618	8.3	8.7	5.3	-575	-0.8%	22,378	47.0%
Provision for risks	15,778	11,052	8,776	1.9	1.4	1.0	4,726	42.8%	2,276	25.9%
Provision for dismantling areas	46,785	33,412	35,728	5.6	4.2	4.0	13,373	40.0%	(2,316)	(6.5%)
Other payables	2,973	1,790	1,989	0.4	0.2	0.2	1,183	66.1%	(199)	(10.0%)

Total Noncurrent Liabilities	479,371	471,035	530,633	57.7	58.5	59.0	8,336	1.8%	(59,598)	(11.2%)

Equity
Capital	205,432	205,432	205,432	24.7	25.5	22.8	-	0.0%	−	0.0%
Capital transactions	2,457	1,035	21	0.3	0.1	−	1,422	137.4%	1,014	4828.6%
Earnings reserve	77,364	77,800	92,612	9.3	9.7	10.3	(436)	(0.6%)	(14,812)	(16.0%)
Other comprehensive income	(21,268)	(34,037)	(43,334)	(2.6)	(4.2)	(4.8)	12,769	(37.5%)	9,297	(21.5%)

	263,985	250,230	254,731	31.7	31.1	28.3	13,755	5.5%	(4,501)	(1.8%)
Attribute to non- controlling shareholders	5,624	2,513	3,199	0.7	0.3	0.4	3,111	123.8%	(686)	(21.4%)

Total Net Worth	269,609	252,743	257,930	32.4	31.4	28.7	16,866	6.7%	(5,187)	(2.0%)

Total liabilities	831,515	804,945	900,135	100.0	100.0	100.0	26,570	3.3%	(95,190)	(10.6%)

Analysis of Consolidated Asset
2017 x 2016
The Officers of the Company note the main variations in consolidated assets, as described below:
Cash and cash equivalent
The main reasons for the increase, in the amount of R$ 5,386 million, were the operating cash generation of R$ 86,467 million, inflows of R$ 86,467 million, receivables from the sale of assets and interests of R$ 14,813 million, with main applications related to fulfilling debt service, including pre- payments, in a total of R$ 137,386 million, in addition to financing investments in business segments, in the amount of R$ 43,614 million.
Securities - Current and Noncurrent
The increase in the value of R$ 3,599 million, occurred due to the investment of R$ 2,015 million in
British treasury bonds with maturities in March 2018 (GBP 475 million), in addition to the value of R$
505 million relating to securities equivalent to 24 million common shares issued by São Martinho in replacement of and in proportion to the Nova Fronteira stock held by Petrobras Biocombustĺvel S.A.
Accounts receivable, net - Current and Noncurrent
The increase of R$ 3,191 million in accounts receivable is mainly due to the recognition of R$ 2,885 million referring to the portion of the sale of the NTS (US$ 850 million), including monetary updating of R$ 231 million.
Inventories
The increase of R$ 459 million is due, mainly, to the largest inventory of oil and derivatives, as a result of the effect of international prices on the average price of reference (PMR). This effect was partially offset by increased exports volume of oil and the lower volume of imports of derivatives.
Assets classified as held for sale / Liabilities associated with assets classified as held for sale
The balance refers mainly to the assets and liabilities transferred by the approval of the sale, for Liquigás, PetroquĺmicaSuape and Citepe, transfer of concession rights for the areas known as Iara and Lapa and Thermoelectric Plants Rômulo Almeida and Celso Furtado, 25% in the Roncador field and full participation in the Azulão field. In relation to 2017, the sale of investments in Petrobras
Chile Distribución (PCD), NTS, Guarani and Nova Fronteira were completed.
Escrow deposits
The increase of R$ 5,433 million refers primarily to judicial deposits in the amount of R$ 5,155 million arising from the unfavorable decision issued by the Federal Regional Court of Rio de Janeiro in October 2017, which understood that the consignments for payment of charter, in the period from 1999 to 2002, were subject to IRRF.
Deferred Income Tax and Social Contribution (Net - Noncurrent Assets and Liabilities)
The reduction of R$ 5,765 million was mainly due to the value of R$ 5,705 million, for the decrease of definitive temporary differences with exchange rate variation, due to the higher level of execution in the period, as a result of the relevant amortization of financing abroad.
Investment
The increase of R$ 2,606 million is a result of the following movements: Equity equivalence income of R$ 2,149 million;
Investment in the company NTS came to be considered as investment in related company, incurring in accounting in R$ 1,150 million, including the remeasuring of the investment;
Other comprehensive results, due to the effect of the appreciation of the Brazilian real against the US dollar on hedge accounting of cash flow at Braskem, in the value of R$ 410 million.
These effects were partially offset by the receipt of dividends in the amount of R$ 1,361 million.

Property, plant and equipment
The reduction of R$ 12,481 million is mainly due to the following events: Depreciation, amortization and depletion, amounting to R$41,891 million;
Impairment in the amount of R$ 8,248 million, with emphasis on:
- Oil and gas production fields in Brazil, in the amount of R$ 2,803 million, related, predominantly, to the CGUs Piranema, Salgo, Polo Ceará Mar, Polo Cvit, Polo Miranga, Polo Fazenda Belém, Frade, Dom João e Candeias;
- Equipment and facilities linked to oil and gas production activities and drilling of wells, in the value of R$ 1,178 million; and
- 2nd RNEST production line, in the amount of R$ 1,507 million.
These effects were partially offset by:
• Investments intended mainly for the development of oil and natural gas fields, primarily in the Santos Basin pre-salt hub, with emphasis on the fields of Lula, Búzios, Atapu and Libra. In E&P, investments were also made in the maintenance of production of mature fields and in improving the operational efficiency of production, especially in assets in the Campos Basin. In relation to the offload and treatment infrastructure for natural gas, investments were made in the construction and expansion of gas pipeline capacity (Routes 1, 2 and 3) and natural gas processing units, aiming to meet the production of the Santos Basin pre-salt layer hub (R$
39,056 million);
• Constitution/revision of estimates of dismantling of areas, amounting to R$14,617 million, which resulted mainly from the reduction in the risk-adjusted discount rate of 7.42% per year in
2016 to 5.11% per year in 2017, due to the improvement in the perception of market risk in the country, as well as by the anticipation of the abandonment schedule in some projects; and
• Reversal of losses recognized in previous periods, mainly concerning the Cash Generating Unit (UGC) Polo Norte, located in the Campos Basin, offset by losses related predominantly to the UGCs fields of Piranema, Salgo, Polo Ceará Mar, Polo Cvit, Polo Miranga, Polo Fazenda Belém, Frade, Dom João e Candeias.

The movement of fixed assets in the period is shown below (in millions of reais):

Balance at 31 December 2016	571,876
Increases	39,056
Constitution/revision of estimate for dismantling areas	14,617
Capitalized interest	6,299
Decreases	(1,924)
Transfers	(3,080)
Depreciation, amortization and exhaustion	(41,891)
Impairment - Constitution	(8,248)
Impairment - Reversal	5,650
Accrue conversion adjustment	2,002

Balance at 31 December 2017	584,357

Intangible
The reduction of R$ 2,923 million is a result mainly of:
• Transfers to Fixed Asset of part of the value of the signature bonus in the amount of R$
5,240 million, according to the declaration of commerciality of the field of Mero; and
• Additions concerning the signature bonus:
- Seven blocks in the 14th Bidding Round in the concession scheme, whereas six are offshore and one is onshore, amounting to 1,798 million. The company will be the operator in the seven blocks. In the offshore blocks, Petrobras will hold 50% interest, in partnership with ExxonMobil which holds the other 50%. In the onshore block, Petrobras will hold 100% interest; and
- Three offshore blocks in the 2nd and 3rd Bidding Rounds under the Production Sharing Scheme, in the value of R$ 1,140 million, in partnership with Shell, British Petroleum (BP), Repsol, CNODC Brasil Petróleo e Gás Ltda.
Analysis of Consolidated Asset
2016 x 2015
The Officers of the Company note the main variations in consolidated assets, as described below:
Cash and cash equivalents / Bonds and securities
The main reasons for the R$ 28,737 reduction of the balance of cash and cash equivalents were the fulfillment of debt service in the period, totaling a net disbursement of R$ 131,235 million and financing of investments in the business area in the amount of R$ 40,064 million. These funds were partially provided by an operating cash generation of R$ 89,709 million and inflows of R$ 64,786 million. The balance of cash and cash equivalents was impacted negatively in R$
11,656 million due to the effect of foreign exchange variance in investments abroad.
Accounts receivable, net - Current and Noncurrent
The reduction of R$ 6,611 million in accounts receivable is basically due to:
lower sales on the domestic market (R$ 3,593 million):
- electrical sector, due to reduced demand arising from better hydrological conditions (R$ 2,579 million);
- distribution of derivatives (R$ 619 million) and sale of natural gas (R$ 395 million)
due to declines in demand;
reduction in R$ 1,482 million, due to divestments, the sale of Petrobras Argentina-PESA (R$ 615 million);
transfer to assets held for sale (R$ 667 million) relating to the assets Chile, Liquigás, PetroquĺmicaSuape and Citepe; and
the effect of the accrued conversion adjustment of R$ 1,516 million, resulting from the
16.5% appreciation of the real over the dollar on receivables from clients abroad.
Inventories
The reduction in the value of inventories, in the amount of R$ 1,435 million, is mainly a picture of the smaller volumes of imported derivatives and oil at refineries and terminals (R$ 571 million) and smaller inventories from the sale of assets in Argentina (PESA R$ 532 million) and Japan (R$ 333 million).
Assets classified as held for sale / Liabilities associated with assets classified as held for sale
The balance refers mainly to the assets and liabilities transferred by sale of Petrobras Chile Distribución LTDA (PCD), a Nova Transportadora do Sudeste, Liquigás, PetroquĺmicaSuape and Citepe, Guarani S.A, Nove Fronteira, transfer of rights in the concession areas called Iara and Lapa and 50% interest in UTE Termobahia (UTEs Rômulo Almeida and Celso Furtado), which at
31 December 2016 had not been completed.

Escrow deposits
The increase of R$ 3,274 million is a result mainly of:
new deposits during the year in the amount of R$ 2,413 million, with emphasis on the deposits for ANP in the amount of R$ 727 million, lawsuits for the collection of ICMS over the difference of inventory by the State of Amazonas in the value of R$ 856 million, lawsuits on ICMS in the state of Rio de Janeiro to the value of R$ 260 million and several deposits related to labor lawsuits in the amount of R$ 290 million; and
monetary updating of R$ 583 million.
Advance payment to suppliers - noncurrent
The reduction of R$ 2,653 million refers mainly to:
transfers to fixed asset (R$ 1,793 million);
write-off to income of the advances paid to shipyards Ecovix and Enseada for the construction of hulls for production units - FPSOs (R$ 1,256 million); and
Accrued conversion adjustment from the effect of the 16.54% appreciation of the real against the dollar on advance payment to suppliers abroad (R$ 1,033 million).
These effects were partially offset by new advances (R$ 1,976 million).
Deferred Income Tax and Social Contribution
The reduction of R$ 9,452 million is mainly a result of:
Appreciation of the Brazilian real against the US dollar, which due to the assessment of taxes by the cash flow regime generated a reduction of R$18,560 million of deferred tax on exchange rate variation, offset by;
Increase of R$ 4,971 million due to provisions for benefits granted to employees, mainly due to resizing of actuarial liabilities;
Increase of R$ 1,152 million due to the increase of provisions for legal proceedings; Increase of R$ 1,036 million from various activities associated with fixed asset, such as for example, prospection cost, dismantling of areas, accelerated depreciation, depreciation per unit produced, depreciation of assets with impairment, provision for asset write-off, among others;
Increase of R$ 997 million from other factors, with emphasis mainly on the provision for losses on investments of R$ 526 million (PetroquĺmicaSuape/Citepe and UEG Araucária).

Investment
The reduction of R$ 3,824 million is basically due to transfers to assets held for sale of corporate interests (R$ 1,233 million) and proposed dividends from affiliated companies in the amount of R$ 1,403 million.
Property, plant and equipment
The reduction of R$ 57,955 million is mainly due to the following events:
Increase in the depreciation per unit produced due to the effect of the reduction of reserves at 31 December 2015, with impact throughout the year 2016;
Accrued conversion adjustment from the effect of the 16.9% appreciation of the real against the dollar on assets of companies abroad, particularly PNBV and PIBBV (R$ 24,387 million);
Impairment of assets amounting to US$ 18,682 million;
Assets transferred to assets held for sale in the amount of R$14,409 million;
Higher write-off of dry wells and/or subcommercial wells, mainly within Petrobras (R$
5,210 million).
The effects above were offset by:
Additions 32% lower to Fixed Assets carried out throughout 2015 due to the reduction in the volume of company investments as defined in the 2017-2021 PNG; and
Capitalized interest referring to expansion projects, mainly within Petrobras (R$ 4,470 million) where 34% of the base of capitalization is concentrated in the Santos Basin and in PNBV (R$ 1,406 million).
On impairment, we highlight:
Oil and gas production fields of in Brazil (R$ 7,381 million), related predominantly to the fields in Polo Norte, Polo Ceará Mar, Guaricema, Bijupirá e Salema, Dourado, Maromba, Trilha, Papa-Terra, Pampo, Frade, Polo Uruguá, Badejo, Bicudo, Riachuelo, Fazenda Bálsamo e Polo Água Grande, due to the appreciation of the Brazilian real against the US dollar, revision of price assumptions, annual review of provision for dismantling areas, as well as the increase in the increase in the discount rate resulting mainly from the higher risk premium for Brazil. In addition, there is a reversal of Polo Centro Sul, due to the redesign of the operations of fields, provided for in the PNG 2017 - 2021 Business Plan and Management;

Equipment linked to the activity of oil and gas production and drilling of wells in Brazil (R$ 2,772 million), essentially due to uncertainties about the continuity of the construction of the hulls of FPSOs P-71, P-72 and P-73, in the amount of R$ 1,925, referring to the balance of these assets;
2nd production ling of the Abreu e Lima Refinery (R$ 2,531 million), essentially due to increased discount rate and postponement of the expected cash inflow for the project to 2023 considering the completion of the work using own funds, provided for in the PNG 2017-2021
Business Plan and Management;
Suape Petrochemical Complex (R$ 2,011 million), due to the reduction of market projections and appreciation of the Brazilian real against the US dollar. In addition, a loss in the amount of R$ 1,434 million was assessed, caused by the difference between the accounting value of the sale of investments adjusted by the value of the financial debt to be settled; and
Comperj (R$ 1,315 million), due to the revaluation of the project in the second quarter of 2016, which maintained its units postponed until December 2020 (Production Unit 1), with efforts to seek partners in order to continue with investments. The facilities of production line
1 of the refinery which will also service the Natural Gas Processing Unit (UPGN) remain in progress, because they are part of the infrastructure required for natural gas offloading and processing in the Santos Basin pre-salt layer hub.
The movement of fixed assets in the period is shown below (in millions of reais):

Balance at 31 December 2015	629,831
Increases	45,641
Constitution/revision of estimate for dismantling areas	3,113
Capitalized interest	5,982
Decreases	(5,517)
Transfers	(16,375)
Depreciation, amortization and exhaustion	(48,003)
Impairment - Constitution	(21,555)
Impairment - Reversal	3,095
Accrue conversion adjustment	(24,336)

Balance at 31 December 2016	571,876

Analysis of Consolidated Asset
2015 x 2014
The Officers of the Company note the main variations in consolidated assets, as described below:
Cash and cash equivalents / Bonds and securities
The increase of R$ 31,890 million was provided for primarily by:
• Operating cash generation of R$ 86,407 million;
• Raising of R$ 56,158 million in the period through cooperation agreements signed with China Development (CBD), the issue of Global Notes with maturities of 100 years lus bilateral credits with Brazilian banks; and
• Effect of exchange rate variance on cash balance and financial investments of subsidiaries abroad, amounting to R$ 23,608 million.
The main uses of cash were related to the amortization of principal and interest, amounting to
R$ 70,592 million, 87% higher than the values recorded in the year ended at 31 December
2014, and by investments in business areas, amounting to R$ 70,781 million, mainly in the exploration and production area.
Trades receivable, net – Current
The increase of R$ 1,492 million is derived from the receivables of the electric sector (an increase of R$ 1,683 million, net of constitution of provisions for doubtful debts) and the foreign exchange effect in the amount of R$ 1,666 million on accounts receivable abroad, due to the 47% depreciation of the real against the dollar in 2015. These effects were offset by the reduction of R$ 517 million in receivables in exploration and production partnerships, reduction of R$ 393 million due to the decrease in the activities at the refinery in Japan (NSS), reduction of R$ 320 million due to the alteration in the flow of accounts receivable from Petrobras Argentina and by reduced demand for derivatives in the domestic market as a result of the lower level of economic activity.
Inventories
The reduction in the value of inventories, in the amount of R$ 1,400 million, results mainly from:
• Lower volume of imported inventories stored in the refineries;

• Lower costs with imports of derivatives, due to the effect of reduction of international prices on the costs of acquisition and government interests; and
• Lower volume of derivatives produced by refineries.
Other current assets
The R$ 2,087 million variation is due mainly to the increase of R$ 1,461 million in advance expenses with lease and charter of platforms and equipment, in addition to deposits in guarantee/lien, in the amount of R$ 678 million.
Assets classified as held for sale
The increase relates mainly to the annual review of provision for abandonment of the fields of
Bijupirá and Salema, in the amount of R$ 488 million.
Trades receivable, net – Noncurrent
The increase in the amount of R$ 1,493 million, refers to the exchange rate effect on the accounts receivable abroad, due to the 47% depreciation of the real against the dollar in 2015.
Escrow deposits
The increase derives primarily from new deposits made in tax and civil lawsuits, in the amount of R$ 2,454 million and R$ 856 million, respectively, in addition to monetary updating of R$
392 million. Part of this increase was offset by the use of R$ 1,254 million upon the inclusion of tax debts in the Tax Recovery Program (REFIS).
Deferred Income Tax and Social Contribution (Noncurrent Assets and Liabilities)
Deferred tax credits are recognized on the basis of the expected generation of taxable profits in subsequent years, supported by Management initiatives. At 31 December 2015, the R$
27,963 million variance refers mainly to:
• Constitution of active deferred tax, amounting to R$ 21,029 million, referring to foreign exchange losses on debt in foreign currencies caused by the devaluation of the real in the period;
• Constitution of active deferred tax, amounting to R$ 11,379 million, relating to the loss in the recovery of assets - impairment; and
• Offset by the constitution of passive deferred tax by the temporary difference with prospection costs, in the amount of R$ 4,061 million.

Investment
The reduction of R$ 1,510 million refers mainly to:
• Capital injections into the companies Belém Bioenergia Brasil, Sete Brasil and Fip Sondas, in the amount of R$ 351 million;
• Proposed dividends in the amount of R$ 1,046 million; and
• Losses with participations in invested companies, in the amount of R$ 797 million.
Property, plant and equipment
The increase of R$ 48,841 million is mainly due to the following events:
• Investments in assets under construction focused on the E&P segment in Brazil, with emphasis on development projects of production, amounting to R$ 67,061 million;
• Foreign exchange variance over assets of subsidiaries abroad, amounting to R$47,141 million; and
• Constitution/revision of estimate for dismantling areas, in the amount of R$ 15,932 million. These effects were partially offset by:
• Constitution of impairment, in the amount of R$ 47,722 million, with emphasis on:
- Oil and gas production fields in Brazil (R$ 33,722 million), related predominantly to the fields Papa-Terra, Polo Centro-Sul, Polo Uruguá, Espadarte, Linguado, Polo CVIT - Espĺrito Santo, Piranema, Lapa, Bicudo, Frade, Badejo, Pampo and Trilha, due to the revision of price assumptions, as well as to increase in the discount rate and geological review of the Papa-Terra reservoir;
- Comperj (R$ 5,281 million), mainly due to the increase in the discount rate and postponement of expected cash inflow for the project;
- Oil and gas production fields abroad (R$ 2,462 million), especially in the United States and Bolivia, in light of a review of price assumptions for oil prices in the international market;
- Equipment linked to the activity of oil and gas production and drilling of wells in Brazil (R$ 1,978 million), essentially due to the expected future idleness of drilling rigs in the revision during planning revision, as well as to an increase in the discount rate; and

- Nitrogenous Fertilizers Unit III - UFN III (R$ 1,955 million), due to the increase in the discount rate and new postponement of the expected cash inflow for the project.
• Depreciation, amortization and depletion, amounting to R$ 38,065 million. The movement of fixed assets is shown below (in millions of reais):

Balance at 31 December 2014	580,990
Increases	67,061
Constitution/revision of estimate for dismantling areas	15,932
Capitalized interest	5,842
Decreases	(7,858)
Transfers (***)	6,356
Depreciation, amortization and exhaustion	(38,065)
Impairment - Constitution	(47,722)
Impairment - Reversal	154
Accrue conversion adjustment	47,141
Balance at 31 December 2015	629,831

Analysis of Consolidated Liability
2017 x 2016
The Officers of the Company note the main variations in consolidated liabilities, as described below:
Financing - Current and Noncurrent
The decline of R$ 24,265 million stems mainly from the pre-payment of debts, which surpassed inflows in the period, as described in items 10.1.d and 10.1.f of this form.
Taxes and contributions
The increase of R$ 3,220 million is basically due to the ascension to programs of regularization of federal debts, which at 31 December 2017 presented a payables amount of R$ 5,110 million, with highlight for PERT and Law 13,586/174, as detailed in the explanatory note 21.2 to the
2017 Financial Statements.
Wages, holidays, charges and contributions
The reduction of R$ 2,828 million stems mainly from the provision for PIDV, in the value of R$
2,532 million, mainly for dismissals, withdrawals and revision of the provision.

PETROBRAS

Provision for legal proceedings

In 2017, the balance of likely contingencies increased R$ 12,189 million, mainly due to civil lawsuits, with the signing of the Collective Action Agreement by Petrobras - *Class Action* (together with its subsidiary PGF) in the amount of R$ 11,198, as well as analysis of decisions that have occurred in the period regarding the collection of royalties and government interests on gas production in the field of Urucu, fines imposed by ANP related to measuring systems and various other proceedings.

Provision for dismantling areas

The increase of R$ 13,373 million in relation to the balance at 31 December 2016 reflects the movement presented below (in millions of reais):

	Consolidated	
	12/31/2017	12/31/2016
Beginning balance	33,412	35,728
Review of provision	13,522	(1,785)
Transfers relating to liabilities held for sale (*)	(379)	(60)
Use for payments	(2,265)	(2,606)
Interest update	2,418	2,290
Other	77	(155)
Closing balance	46,785	33,412

In 2017, the revision of provisions in the amount of R$ 13,522 million resulted mainly from the reduction in the risk-adjusted discount rate of 7.42% per year in 2016 to 5.11% per year in 2017, due to the improvement in the perception of market risk in the country, as well as by the anticipation of the abandonment schedule in some projects.

Equity

The increase of R$ 16,866 million is a result of:

- Actuarial gains on defined benefit plans in the amount of R$ 5,312 million, net of tax;
- Cash flow hedge of exports, increasing equity in the period by R$ 5,276 million, net of taxes and the effect of reclassification of part of the exchange rate variation to result;
- Sale of interest in the BR Distribuidora without loss of control, recorded as capital transaction, i.e., transaction with shareholders, with the effect of R$ 1,597 million, net of tax, in addition to recognition of participation of non-controlling shareholders, in the value of R$ 2,577 million; and
- Creditor accrued conversion adjustment, in the amount of R$ 1,782 million, resulting from the translation of the financial statements of subsidiaries abroad in functional currency different from real;

225

Analysis of Consolidated Liability
2016 x 2015
The Officers of the Company note the main variations in consolidated liabilities, as described below:
Suppliers
The reduction of R$ 6,107 million is mainly due to cost and expenditure reduction initiatives, as well as to lower imports in Brazil (R$ 2,363 million), the effect of exchange rate variation (R$ 1,138 million), transfer to liabilities held for sale (R$ 1,117 million) and sale of PESA (R$
938 million).
Financing - Current and Noncurrent
The total debt declined by R$ 107,658 million in relation to 31 December 2015 (a 22% reduction) mainly due to the 16.5% appreciation of the Brazilian real and the amortization of debts, using funds deriving from divestments and operating cash generation.
Taxes and contributions
The reduction of R$ 1,313 million refers mainly to:
• Settlement of amounts relating to Refis and Prorelit (R$ 978 million);
• Lower ICMS (R$ 569 million) and PIS/COFINS (R$ 394 million) payable values as a result of the retraction of sales due to the fall in domestic market demand;
• Reduction of taxes assessed abroad (R$ 449 million); and
• Reduction of provision for other taxes and fees in Brazil (R$ 335 million);
These effects were partially offset by the increase of provision for special participation/royalties due to higher international prices of oil (R$ 1,543 million).
Pension and health plan - Current and Noncurrent
The net actuarial obligation increased R$ 22,494 million, resulting from the loss with remeasuring of actuarial liabilities (R$ 17,749 million) and the costs of service and interest (R$
8,001 million), partially offset by payments to Petros of contributions and interest based on the financial commitment agreement - TCF (R$ 2,634 million).

Provision for risks
In 2016, the balance of probable contingencies increased R$ 2,276 million, with emphasis on:
• Individual lawsuits on outsourcing;
• Use of ICMS credits on import of platforms;
• Claims for contractual breach related to platform construction;
• Indemnity resulting from expropriation lawsuit for the constitution of passage easement;
and
Agreements concluded to terminate individual actions, as well as ongoing negotiations with other authors (class action).
Provision for dismantling areas
The decrease of R$ 2,316 million in relation to the balance at 31 December 2016 reflects the movement presented below (in millions of reais):
Consolidated

	12/31/2016	12/31/2015
Beginning balance	35,728	21,958
Review of provision	(1,785)	17,300
Transfers relating to liabilities held for sale (*)	(60)	(488)
Use for payments	(2,606)	(4,149)
Interest update	2,290	753
Other	(155)	354

Closing balance	33,412	35,728

In the year 2016, the revisions resulted in a R$ 2.3 billion reduction in the provision with its main effects related to: (i) reduction of R$ 3.2 billion, attributable to the decrease in foreign exchange, with direct impact on the cost in dollars; (ii) reduction of R$ 1.6 billion, due to the increase in the risk-adjusted discount rate (6.73% p.a. At 31 December 2015 to 7.42% p.a., on
31 December 2016). These effects were partially offset by an increase of R$ 2.5 billion in the revision of abandonment estimates, impacted mainly by the entry of new wells and equipment to be abandoned.
Equity
The reduction of R$ 5,187 million is a result of:
loss for the year;
debtor accrued conversion adjustment arising from the translation of financial statements of subsidiaries abroad in functional currency different from the real, offset by transfer to other net expenses relating to foreign exchange effects arising from the conversion of companies (Petrobras Participaciones S.L. - ‘PPSL” and Nansei, from the date of acquisition of these investments to the date of sale; and
actuarial losses with defined benefit plans.
These effects were partially offset by the effect of cash flow hedging on exports in the amount of R$ 33,173, net of tax and from the effect of reclassification of part of the foreign exchange variation to result.
Analysis of Consolidated Liability
2015 x 2014
The Officers of the Company note the main variations in consolidated liabilities, as described below:
Suppliers
The reduction of R$ 1,011 million is due mainly to a reduction in prices of Brent on the international market (R$ 2,081 million) and to the reduction of payables balance for the supply of gas and the chartering of platforms, in the amount of (R$ 713 million), offset by the effect of the depreciation of the real against the dollar on the payables value to suppliers abroad (R$
1,563 million).
Financing - Current and Noncurrent
The total debt increased by 40% compared to 31 December 2015, due to the impact of 47.0% foreign exchange depreciation and to new inflows. Comments on those main inflows are presented in item 10.1.f.i of this form.
Taxes and contributions
The increase of R$ 2,343 million refers mainly to:
• Ascension to REFIS in the value of R$ 6,037 million, whereas out of this total, R$ 5,344 million were settled, R$ 2,284 million of which in cash, R$ 1,409 in tax credits from tax losses and R$ 1,254 in judicial deposits, leaving a balance of R$ 693 million;

• Increase of R$ 1,118 million in PIS/COFINS due to an increase in the tax rate on gasoline and diesel in February 2015, as well as on financial revenues in July 2015; and
• Increased CIDE by R$ 429 million due to the resumption of its payment in May 2015.
Pension and health plan - Current and Noncurrent
The net actuarial obligation reached R$ 50,174 million at 31 December 2015, 9% higher than the balance at 31 December 2014 (R$ 45,918 million), resulting from the costs of service and interest (R$ 6,388 million), losses from remeasuring of actuarial liability (R$ 202 million) partially offset by payments to Petros of contributions and interest based on the financial commitment agreement - TCF (R$ 2,367 million).
Provision for risks
The increase of R$ 4,685 million stems from provisioning of new lawsuits, the recognition of expected probable loss, as well as updates to lawsuits that already presented such expectation. The main ones were:
• Lawsuit on the non-approval by Federal Revenue for compensation of federal taxes;
• Demands related to the payment of ICMS in the sale of QAV;
• Labor lawsuits on the revision of the methodology for calculating the minimum remuneration supplement per level and regime and on calculation differences for paid weekly rest; and
• Lawsuit for collection of royalties on shale extraction activity.
Other liabilities - Current
The increase in other liabilities in the amount of R$ 1,486 million is basically due to increase in advance to clients (R$ 531 million), provision of expenses with rescission (R$ 423 million), costs with demobilization of the Japan refinery (R$ 336 million) and increased contractual withholding for equipment acquisition and construction of platforms (R$ 121 million).
Liabilities associated to assets classified as held for sale
The value of R$ 488 million represents liabilities associated with assets classified as held for sale, and corresponds to the provision for dismantling of the Bijupirá and Salema fields.

Provision for dismantling areas
The increase of R$ 13,770 million in relation to the balance at 31 December 2014 reflects the movement presented below (in millions of reais):
Consolidated

	12/31/2015	12/31/2014
Beginning balance	21,958	16,709
Review of provision	17,300	6,196
Transfers relating to liabilities held for sale (*)	(488)	−
Use for payments	(4,149)	(1,603)
Interest update	753	475
Other	354	181

Closing balance	35,728	21,958

The revision of provision has main effects related to:
• Increase in foreign exchange, with direct impact on the cost in dollars;
• Revision of the price of Brent, with a direct impact on the economicity of fields, significantly reducing the average year of abandonment; and
• Revision of well abandonment estimates, based on the well abandonment accomplishments that occurred in 2015.
These effects were partially offset by a decrease attributable to an increase in the risk- adjusted discount rate (3.76% p.a. at 31 December 2014 to 6.73% p.a. at 31 December 2015).
Earnings reserve
The movement of R$ 34,826 million reflects the loss attributable to Company shareholders for the financial year 2015.
Equity assessment adjustments
The increase of R$ 19,958 million is mainly due to the recognition of unrealized results with cash flow hedge of R$ 40,690 million, partially offset by the accrued conversion adjustment of R$ 23,826 million.

10.2. Operational and financial result
a) Results of operations of the issuer, in particular:
i. Description of any important components of revenue
The Officers of the Company note that the revenue arises from:
• local sales, which consist of sales of oil derivatives (such as diesel oil, gasoline, aircraft fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, biofuels, electric power and petrochemical products;
• export sales, which consist mainly of sales of crude oil and derivatives;
• foreign sales, which consist of sales of crude oil, natural gas and derivatives that are purchased, produced and refined abroad; and
• other revenues, including services, income from investments and foreign exchange gains.
The net operating revenue totaled R$ 283,695 million in 2017, presenting an increase of 0.4% in relation to the R$ 282,589 million in 2016 and a reduction of 11.8% in relation to the R$ 321,638 million in 2015.
Individually, the most important product in terms of revenue generation in the years 2017, 2016 and 2015 was diesel.
Consolidated (R$ million)

Sales Revenues by Product	2017	2016	2015
Diesel	79,993	88,750	100,804
Automotive Gasoline	53,534	56,540	53,903
Liquefied petroleum gas (LPG)	12,786	10,669	9,585
Aviation kerosene (QAV)	10,003	8,931	11,003
Naphtha	8,410	8,500	8,487
Fuel oil (including bunker)	4,447	4,068	7,414
Other oil derivatives	12,053	11,676	11,409

Subtotal of derivatives	181,226	189,134	202,605

Natural gas	16,539	13,801	19,405
Ethanol, nitrogenous and renewable	12,388	13,024	12,872
Electricity	11,578	6,733	12,834
Services and other	2,920	2,838	3,082

Internal market	224,651	225,570	250,798

Exports	41,724	28,910	32,179
Foreign sales	17,320	28,109	38,661

Foreign market	59,044	57,019	70,840

Sales revenue	283,695	282,589	321,638

ii. Factors that materially affect operating results
The Officers of the Company note that the main factors that enabled the improvement of the operational result in 2017 compared to 2016 was caused by the increase of Brent, as well as the volume and margin of oil exports and sales growth of natural gas, reduction in personnel expenses, write-off of dry wells and/or subcommercial wells and idle equipment, in addition to gains from the sale of NTS and expressive decrease of impairment and depreciation. On the other hand, there was a decrease of volumes of derivatives in the internal market and higher expenses with government interests.
The Officers further highlight that, during the year 2017, with the goal of eliminating risks and uncertainties in litigation, the company has signed an agreement to end the Class Action, in the value of R$ 11,198 million (including taxes), and enrolled in four programs of regularization of federal debts, which affected the result of the company.
The Officers of the Company noted that the main factors that materially affect the consolidated operating result in the 2016 x 2015 comparison were the 8% drop in derivatives sales in the domestic market (mainly diesel and fuel oil), lower electric power generation, lower volume of natural gas sold on the domestic market, a drop in prices of oil and derivatives exports and increased depreciation due to the reduction of reserve estimates. On the other hand, there were greater margins in diesel and gasoline and lower expenses on imports and government participation in Brazil.
The Officers further highlight that there have been positive effects with the lower recognition of impairment in comparison to 2015, revision of abandonment of oil and gas areas, gains assessed on sales of assets and minor expenses with return of fields. However, the result was affected by higher costs with the new PIDV, reclassification of losses from foreign exchange devaluation (accrued conversion adjustments - CTA, due to the sale of PESA) and higher expenses with drilling rig idleness.
The Officers of the Company note that the main factors that materially affected the consolidated operating results in the 2015 x 2014 comparison were:
• Lower unit costs with imports and government interests;
• Higher prices of diesel and gasoline;
• increase by 55% in the volume of exported oil;
• Lower prices of oil and derivatives exports;
• Decreased price of naphtha, QAV and fuel oil in the domestic market;

• Lower demand for derivatives in the domestic market;
• Increased costs with depreciation;
• Higher net financial expense;
• Increase in tax expenses as a result of ascension to the Tax Recovery
Program - REFIS and to State Amnesty Programs;
• Higher expense with legal contingencies;
• Impairment in assets in the Exploration and Production, Downstream, and Gas and Energy areas; and
• Higher expenses with pension and health plans.
b) Variations of revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services
The Officers of the Company note that the sales revenue relating to exports and the revenues from sales on the domestic market of derivatives parameterized to international market are influenced by exchange rate variations and fluctuations in the international oil prices.
MAIN PRICES AND AVERAGE PRICES
Fiscal year ended at 31 December

	2017	2016	2017 x 2016
Prices Brent (R$/bbl)	173.30	150.90	15
Average selling dollar (R$)	3.19	3.48	(8)
Final selling dollar (R$)	3.31	3.26	2

Indicators of average prices Basic derivatives - Domestic market (R$/bbl)	226.37	227.47	-
Sale price - Brazil . Oil (US$/bbl) *	50.48	39.36	28
. Natural gas (US$/bbl)	37.79	31.10	22
Sale price - International
Oil (US$/bbl)	47.16	43.52	8
Natural gas (US$/bbl)	20.79	21.40	(3)

* Average price of exports and domestic prices of transfer from the E&P area to the Downstream area.

Fiscal year ended at 31 December
Sales Volume - thousand barrels/day (*) 2017 2016 2017 x 2016

Diesel	717	780	(8)
Gasoline	521	545	(4)
Fuel oil	61	67	(9)
Naphtha	134	151	(11)
LPG	235	234	-
Jet fuel	101	101	-
Other	171	186	(8)

Total oil products	1,940	2,064	(6)
Alcohols, nitrogenous, renewable and other	112	112	-
Natural gas	361	333	8

Total domestic market	2,413	2,509	(4)
Export of oil, oil products and other products	672	554	21
International sales	242	418	(42)

Total foreign market	914	972	(6)

Total overall	3,327	3,481	(4)

MAIN PRICES AND AVERAGE PRICES
Prices
Fiscal year ended at 31 December
2016
2015
2016 x 2015

Brent (R$/bbl)	150.89	172.66	(13)
Average selling dollar (R$)	3.48	3.34	4
Final selling dollar (R$)	3.26	3.90	(16)

Indicators of average prices
Basic derivatives - Domestic market (R$/bbl)	227.47	228.18	−
Sale price - Brazil
. Oil (US$/bbl) *	39.36	42.16	(7)
. Natural gas (US$/bbl)	31.29	36.24	(14)
Sale price - International
Oil (US$/bbl)	43.52	55.99	(22)
Natural gas (US$/bbl)	21.40	22.62	(5)

* Average price of exports and domestic prices of transfer from the E&P area to the Downstream area.
Fiscal year ended at 31 December
Sales Volume - thousand barrels/day (*) 2016 2015 2016 x 2015

Diesel	780	923	(15)
Gasoline	545	553	(1)
Fuel oil	67	104	(36)
Naphtha	151	133	14
LPG	234	232	1
Jet fuel	101	110	(8)
Other	186	179	4

Total oil products	2,064	2,234	(8)
Alcohols, nitrogenous, renewable and other	112	123	(9)
Natural gas	333	432	(23)

Total domestic market	2,509	2,789	(10)
Export of oil, oil products and other products	554	510	9
International sales	418	546	(23)

Total foreign market	972	1,056	(8)

Total overall	3,481	3,845	(9)

MAIN PRICES AND AVERAGE PRICES
Prices
Fiscal year ended at 31 December
2016
2015
2016 x 2015

Brent (US$/bbl)	172.65	231.30	(25)
Average selling dollar (R$)	3.34	2.35	42
Final selling dollar (R$)	3.90	2.66	47
Selic - Average Rate (%)	13.38	10.86	3
Indicators of average prices
Basic derivatives - Domestic market (R$/bbl)	228.18	226.52	1
Sale price - Brazil
. Oil (US$/bbl) *	42.16	87.84	(52)
. Natural gas (US$/bbl)	36.24	47.93	(24)
Sale price - International
. Oil (US$/bbl)	55.99	82.93	(32)
. Natural gas (US$/bbl)	22.62	21.18	7

* Average price of export and domestic prices of transfer from the E&P area to the Downstream area.
Fiscal year ended at 31 December

Sales Volume - thousand barrels/day (*)	2015	2014	2015 x 2014
Diesel	923	1,001	(8)
Gasoline	553	620	(11)
Fuel oil	104	119	(13)
Naphtha	133	163	(18)
LPG	232	235	(1)
Jet fuel	110	110	−
Other	179	210	(15)

Total oil products	2,234	2,458	(9)
Alcohols, nitrogenous, renewable and other	123	99	24
Natural gas	432	446	(3)

Total domestic market	2,789	3,003	(7)
Export	510	393	30
International sales	546	571	(4)

Total foreign market	1,056	964	10

Total overall	3,845	3,967	(3)

c) Impact of inflation, price variation of the main inputs and products, foreign exchange and interest rate on the operating results and financial result of the issuer

Analysis 2017 x 2016
Operating result
The Officers of the Company note that the main impacts on the operating result, in the variables cited, were:
• Products – increase to the Price of Liquidation of Differences (PLD) for electric power, due to worsened hydrological conditions, higher price of natural gas and higher average price of realization of derivatives, with highlight for price adjustments in LPG, QAV due to the increase in international prices partially offset by the reduction in the prices of diesel and gasoline.
Inputs - lower expenses with imports of oil and derivatives due to increased share of national oil processed in the refineries and the reduction of the volume of derivative sales on the domestic market, and natural gas due to higher share of national gas in the mix of sales, higher expenses with government interests , influenced by the increase in international prices of commodities, as well as by the increase in the production of the Lula field, which has a higher effective Special Participation rate and higher expenses of electrical power, due to the PLD increase.
Net Earnings
The Officers of the Company note that the main impacts of the variables cited were arising from the negative exchange variation of certain currencies, namely:
13.7% depreciation of the dollar on net passive exposure in euro this year;
9.1% depreciation of the dollar on the net active exposure in pounds this year; and
predominant appreciation of the real over 2017 on the average active exposure in dollars..
In addition, they comment on important variables in the periods arising from the interest paid as of the adhesion to the programs of regularization of federal debts in 2017, compensated in the meantime by the decrease in expenses with indebtedness, as a consequence of the reduction of the amount and the cost of the debt.

Fiscal year ended at 31 December
Borrowing expenses
Foreign exchange and monetary variation w/o net
indebtedness (*)
Revenue from financial investments and government
Financial result on net indebtedness
Capitalized financial charges
Gains (losses) from derivative instruments
Result from bonds and securities
Financial update of the provision for dismantling Other net foreign exchange and monetary variance Other net financial expenses and revenues
Net earnings
Income
Costs
Exchange rate changes and inflation adjustments, net
Total

2017	2016	2017 x 2016
(23,570)	(26,955)	3,385
(13,184)	(8,971)	(4,213)
1,850	1,894	(44)

(34,904)	(34,032)	(872)
6,313	5,996	317
(212)	(375)	163
76	21	55
(2,432)	(2,296)	(136)
1,571	2,522	(951)
(2,011)	979	(2,990)

(31,599)	(27,185)	(4,414)

3,337	3,638	(301)
(23,612)	(24,176)	564
(11,324)	(6,647)	(4,677)

(31,599)	(27,185)	(4,414)

(*) Includes monetary variation on financing in national currency parametrized to dollar variance.
Analysis 2016 x 2015
Operating result
The Officers of the Company note that the main impacts on the operating result, in the variables cited, were:
• Products - reduction in prices of oil and derivatives exports, following the drop in international prices that also affected the revenue of activities abroad; lower average prices of QAV and naphtha and higher average prices of diesel and gasoline.
• Inputs – effect of the 17% reduction in the price of Brent and 4$ depreciation of the average rate of the Brazilian real against the dollar on expenses with natural gas, oil and derivative imports; lower expenses with government interests in Brazil, influenced by the drop in international oil prices.

Net Earnings
The Officers of the Company note that the main impacts of the variables cited were:
• Effect of the higher average debt on interest expenses, resulting from the depreciation of the average rate of the Brazilian real agaisnt the dollar;
• Positive exchange variance of real on net passive exposure in dollar, resulting from the 16.5% appreciation of the real and net of reclassification of accrued exchange variance in equity for the result due to the execution of hedged exports in the context of hedge accounting;
• Higher positive exchange variance of the dollar on passive exposure in pounds, resulting from the 16.5% appreciation of the dollar in 2016, compared to the 4.9% appreciation in 2015; and
• Lower positive exchange variance of the dollar on passive exposure in euro, due to the 3.1% appreciation of the dollar in 2016, compared to the
10.4% appreciation in 2015.
Fiscal year ended at 31 December
Borrowing expenses
Foreign exchange and monetary variation w/o net
indebtedness (*)
Revenue from financial investments and government
Financial result on net indebtedness
Capitalized financial charges
Gains (losses) from derivative instruments
Result from bonds and securities
Financial update of the provision for dismantling Other net foreign exchange and monetary variance Other net financial expenses and revenues
Net earnings
Income
Costs
Exchange rate changes and inflation adjustments, net
Total

2016	2015	2016 x 2015
(26,955)	(22,935)	(4,020)
(8,971)	(12,775)	3,804
1,894	2,315	(421)

(34,032)	(33,395)	(637)
5,996	5,860	136
(375)	986	(1,361)
21	77	(56)
(2,296)	(757)	(1,539)
2,522	1,341	1,181
979	(2,153)	3,132

(27,185)	(28,041)	856

3,638	4,867	(1,229)
(24,176)	(21,545)	(2,631)
(6,647)	(11,363)	4,716

(27,185)	(28,041)	856

(*) Includes monetary variation on financing in national currency parametrized to dollar variance.

Analysis 2015 x 2014
Operating result
The Officers of the Company note that the main impacts on the operating result, in the variables cited, were:
• Products - higher prices of diesel and gasoline, as a result of the adjustments occurred in November 2014 and September 2015, lower prices of oil and derivatives exports and of naphta, QAV and fuel oil prices in the domestic market;
• Inputs - effect on expenses with imports and government interests, influenced by the reduction in Brent and depreciation of the Brazilian real against the dollar.
Net Earnings
The Officers of the Company note that the main impacts of the variables cited were:
• Higher foreign exchange loss resulting from the 47.0% depreciation of the real on net average passive exposure in dollars (13.4% exchange depreciation in the year 2014); and
• Higher foreign exchange loss resulting from the 31.7% depreciation of the real on net passive exposure in euro (0.02% exchange depreciation in the year 2014).
Fiscal year ended at 31 December
2015 2014 2015 x 2014
Borrowing expenses (22,935) (15,817) (19,903) Foreign exchange and monetary variation w/o net

indebtedness (*)	(12,775)	(1,420)	(11,268)
Revenue from financial investments and government	2,315	2,364	1,207

Financial result on net indebtedness	(33,395)	(14,873)	(29,964)
Capitalized financial charges	5,860	8,450	4,785
Gains (losses) from derivative instruments	986	837	(74)
Result from bonds and securities	77	(94)	906
Other net financial expenses and revenues	(2,910)	(394)	(2,492)
Other net foreign exchange and monetary variance	1,341	2,174	652

Net earnings	(28,041)	(3,900)	(26,187)

Income	4,867	4,634	3,303
Costs	(21,545)	(9,255)	(18,951)
Exchange rate changes and inflation adjustments,	(11,363)	721	(10,539)

	(28,041)	(3,900)	(26,187)

(*) Includes monetary variation on financing in national currency parametrized to dollar variance.

10.3. Events with material effects, both occurred and expected, in the financial statements
a) introduction or sale of operating segment
No changes in the operating segments compared to 2016.
b) constitution, acquisition or sale of corporate interest
Sales of assets and other corporate restructuring
Sale of distribution assets in Chile
On 22 July 2016, the contract of purchase and sale (Sale and Purchase Agreement -SPA) was signed with Southern Cross Group for 100% of Petrobras Chile Distribución Ltda (PCD), a company in the distribution segment, owned through Petrobras Caribe Ltda.
On 4 January 2017, the sale transaction of Petrobras Chile Distribución (“PCD”) was completed, resulting in cash inflow of US$ 470 million, of which US$ 90 million derived from the distribution of PCD dividends net of taxes, which took place on 9 December 2016, and the remaining US$ 380 million through payment by Southern Cross, whereas earnings of R$ 2 million were assessed, recognized in other net expenses, considering R$ 266 million in impairment at
31 December 2016.
In addition, as a result of this transaction, the loss of R$ 248 million was reclassified to result, as other net expenses, derived from the devaluation of the Chilean peso against the dollar, accrued from the acquisition of the investment and previously recognized in net equity as accrued conversion adjustment.
Sale of Stake in Nova Transportadora Sudeste and forecast corporate restructuring
On 22 September 2016, the Company’s Board of Directors approved the sale of
90% of the shares of Nova Transportadora Sudeste (NTS), a company in the gas and energy segment, to Brookfield Infrastructure Partners (BIP) and its affiliates, by means of a Private Equity Investment Fund (PIF), whose other shareholders are British Columbia Investment Management Corporation (BCIMC), CIC Capital Corporation (a wholly-owned subsidiary of China Investment Corporation - CIC), and GIC Private Limited (GIC). The sale of shares occurred after corporate restructuring under which NTS began to concentrate transportation assets in the Southeast Brazil, except for the assets in Espĺrito Santo state.
The corporate restructuring of NTS contemplated a capital increase carried out by Transportadora Associada de Gás S.A. (TAG) in the amount of R$ 2,310 million, corresponding to gas transport assets (net) in Southeast Brazil. Subsequently, TAG had its capital reduced by R$ 2,600 million upon delivery of all NTS shares to Petrobras.
This restructuring did not alter the contractual conditions provided for in the contracts for gas transport related to the assets involved in the transaction.
On 4 April 2017, after the fulfillment of all the precedent conditions and adjustments provided for in the contract of purchase and sale, the operation was completed for US$ 5.08 billion, with the receipt, on this same date, of US$ 4.23 billion, of which US$ 2.59 billion relating to the sale of shares, of which US$ 109 million were allocated to an Escrow Account as collateral for payment of expenses with remediation of pipelines and US$ 1.64 billion referring to debentures convertible into shares issued by NTS, maturing in 10 years, for replacement of debt with Petrobras Global Trading B.V. (“PGT”).
The remaining balance referring to the sale of shares, in the amount of US$
850 million, will be paid on the fifth year, with annual interest at a fixed rate, as set forth in the contract of purchase and sale.
On the date of completion of the operation, R$ 6,977 million in earnings were assessed, including earnings from remeasuring at fair value of the portion of the remaining interest (10%), totaling R$ 698, recognized in other net expenses.
On 10 October 2017, there was a payment of the final price adjustment in the amount of R$ 63 million, as provided for under contract, totaling R$ 7,040 million in earnings from the transaction.
Sale of Guarani
On 28 December 2016, Petrobras Biocombustĺveis S.A. (PBIO) sold the totality of its stake in Guarani S.A., a company in the biofuel segment, corresponding to 45.97% of its capital, to Tereos Participations S.A., a company of the French group Tereos.
On 3 February 2017, the sale transaction was completed with the payment of
US$ 203 million by Tereos Participations S.A., after the fulfillment of all the precedent conditions set forth in the contract. In 2016, losses were recorded relating to investment in the Guarani in the amount of R$ 578 million.
In addition, as a result of this transaction, earnings of R$ 132 million were reclassified to result as other net expenses, derived from the devaluation of the Mozambican metical against the Brazilian real, accrued from the acquisition of the investment and previously recognized in net equity as accrued conversion adjustment, as per explanatory note 23.4, offset by the reclassification of the R$ 69 million balance referring to cash flow hedging.
Approval of Liquigás sale
On 17 November 2016, the Board of Directors of Petrobras approved the sale of Liquigás Distribuidora S.A., a company in the downstream segment, to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A. In January
2017, the transaction was approved by the Extraordinary General Meeting
(EGM) of Ultrapar and Petrobras, in the amount of R$ 2,666 million.
On 30 June 2017, the Superintendence-General (SG) of CADE published a decree declaring the Act of Concentration to be complex, and ordered additional diligences to be performed. On 28 August 2017, the analysis phase of the transaction by said SG was closed, wherein competition concerns in this transaction were presented, reason why SG submitted its recommendation to disapproved this transaction to the CADE Court.
To this effect, taking into account the need for fulfillment of precedent conditions, including approval by CADE, the corresponding assets and liabilities pursuant to the transaction continued to be classified as held for sale at 31
December 2017.
On 28 February 2018, the CADE Court decided by a majority of its members to disapprove the sale of Liquigás to Ultragaz S.A. Said decision constitutes a case of termination of the purchase and sale contract of Liquigás, pursuant to which a fine is levied against Companhia Ultragaz S.A. in favor of Petrobras, to the total sum of R$ 286 million, due from the date of publication of the decision in the Official Federal Gazette, whose financial settlement took place on 13 March 2018.

Sale of PetroquĺmicaSuape and Citepe
On 28 December 2016, the Board of Directors of Petrobras approved the signature of the contract of purchase and sale of shares of Companhia Petroquĺmica de Pernambuco (PetroquĺmicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe), a company in the downstream segment, to Group Petrotemex S.A. de C.V. and to Dak Americas Exterior S.L, subsidiaries of Alpek , S.A.B. de C.V. (Alpek) for the amount of US$ 385 million, subject to adjustments for working capital, net debt and recoverable taxes, which will be paid on the date of the closing of the transaction. Alpek is a Mexican company of Grupo Alpha, S.A.B. de C.V. (Alpha), an open- capital company.
On 21 February 2017, the transaction was approved by the Board of Directors of Grupo Alpha and on 27 March 2017, at the Extraordinary General Meeting (EGM) of Petrobras.
The Superintendency-General (SG) of the CADE examined the process and on
10 October 2017 published a decree declaring the Act of Concentration to be complex, ordering the execution of some diligences. On 15 December 2017, SG concluded the opinion on the transaction, recommending its approval to the CADE Court, conditional on the conclusion of an Agreement on Concentration Control (ACC).
On 31 December 2017, taking into account the need for fulfillment of precedent conditions, including approval by CADE, the corresponding assets and liabilities pursuant to the transaction continued to be classified as held for sale.
On 7 February 2018, the CADE Court approved the sale transaction of PetroquĺmicaSuape and Citepe to the company Alpek. In addition to the approval, the completion of the transaction is still subject to compliance with other precedent conditions.
Strategic Alliance between Petrobras and Total
On 21 December 2016, the company and the company Total signed a General Collaboration Agreement (Master Agreement), in connection with the Strategic Alliance established in the Memorandum of Understanding signed on 24
October 2016. As such, certain assets in the E&P segment were classified as held for sale as of 31 December 2016, due to the shared management in interests, as shown below:
• assignment of rights for 22,5% stake from Petrobras to Total, in the concession area called Iara (Sururu, Berbigão and Oeste de Atapu fields, which are subject to agreements unitization agreements with the area called Entorno de Iara, under the Assignment For Consideration regime, in which Petrobras holds 100% stake), in Block BM-S-11. The company remains as operator of the Block;
• assignment of rights for 35% stake from Petrobras to Total, as well as the operation, in the concession area in the field of Lapa, in Bloco BM-S-9, pursuant to which Petrobras holds 10%; and
• sale of 50% held by Petrobras in Termobahia to Total, including the thermoelectric plants Rômulo Almeida and Celso Furtado, located in Bahia. On
31 December 2016, the company recognized R$ 156 million in loss due to impairment.
On 28 February 2017, Petrobras and Total signed the contracts for purchase and sale related to said assets, in the amount of US$ 1.675 billion in cash for assets and services, subject to price adjustment, plus contingent payments amounting to US$ 150 million, associated with the volume produced in the field of Lapa. In addition, Total will provide a long-term credit line in the amount of US$ 400 million, which can be engaged to finance Petrobras investments in the fields of the Iara area.
The contracts above are additional to other agreements already signed on 21
December 2016, namely: (i) letter granting Petrobras the option to acquire
20% stake in block 2 of the area of Perdido Foldbelt, in the Mexican sector of the Gulf of Mexico, assuming only future obligations in proportion to its participation; (ii) letter of intent for joint exploratory studies in exploratory areas of the Equatorial Margin, and in the Santos Basin; and (iii) agreement of technological partnership in the areas of digital petrophysics, geological processing and subsea production systems.
On 31 December 2017, the conclusions of the operations were subject to approvals from regulatory authorities and to the potential exercise of the right of preference of current partners in the area of Iara, besides other precedent conditions. As such, the corresponding assets and liabilities pursuant to this transaction continued to be classified as held for sale.
On 15 January 2018, in the face of the fulfillment of the precedent conditions relating to assignment of rights, Petrobras and Total concluded the transactions relating to the assignment of rights of 35% stake from Petrobras to Total, as well as the operation of the field of Lapa in block BM-S-9A, in the Santos Basin pre-salt layer, in addition to the assignment of rights of 22.5% stake from Petrobras to Total in the area of Iara, which includes the fields of

Sururu, Berbigão and Oeste de Atapu, in block BM-S-11A, in the pre-salt layer of the Santos Basin.
The value paid in those transactions totaled US$ 1.95 billion, including price adjustments at the closing of the transaction. This value does not include the credit line and contingent payments.
The conclusion of the partnership in Termobahia remains subject to approvals from the relevant regulatory authorities and the fulfillment of the usual precedent conditions.
Public offering of shares for Petrobras Distribuidora (BR)
The Board of Directors of Petrobras, at its meeting on 11 July 2017, approved to open the capital of BR through a secondary public offer of shares, with the intention of joining, during this process, B3’s special securities market segment, called Novo Mercado, the highest level of corporate governance.
In light of this new scenario, on 5 September 2017 the General Meeting of Shareholders (GMS) of BR approved the amendment of its bylaws, considering the demands of Law No. 13,303/2016 and Decree 8,945/2016, in addition to contemplating the legal rules relating to open-capital companies and to Novo Mercado rules.
As such, Petrobras filed with the Securities and Exchange Commission of Brazil (CVM) the public company registration application for BR, as well as the registration application for the secondary public distribution of common shares issued by BR. Furthermore, the accession of BR to Novo Mercado was requested from B3.
On 14 December 2017, CVM granted the registration of the public offer of secondary distribution of BR shares (“Offer”) which was performed in Brazil, in the non-organized over-the-counter market, in accordance with CVM Instruction No. 400 of 29 December 2003, and other legal and regulatory provisions applicable.
The final offer prospectus involved the sale of 291,250,000 shares (“Base Lot”)
for the price of R$ 15.00 (fifteen reais) per share, totaling an amount of R$
4,368 million, with the possibility of adding an additional lot of 43,687,500 shares, under the same issue conditions and at the same prices initially offered (“Supplementary Lot”).

On 22 December 2017, the offer was closed with the secondary distribution of
334,937,500 shares, including the shares in the Supplementary Lot, making a total of R$ 5,023, equivalent to 28.75% of the share capital of BR. Considering the accounting cost of the investment proportional to the percentage of shares sold and the costs with the transaction, the end result for Petrobras was R$
2,399 million (R$ 1,597 million, net of tax) which was recorded in net equity as additional contribution to capital (APIC), since Petrobras has maintained control of BR, as per explanatory note 23.2.
Base Lot Supplementary Lot Total

% stake sold	25.00%	3.75%	28.75%
Number of shares	291,250,000	43,687,500	334,937,500

Value of shares per offering (in reais)	15.00	15.00	15.00

Value of the offer (in millions)	4,368	655	5,023

Accounting cost of investment (in millions)	(2,180)	(327)	(2,507)

Costs with the transaction (in millions)	(102)	(15)	(117)

Accounting Impact on Equity (in millions)	2,086	313	2,399

Assignment of Rights in the Azulão Field
On 22 November 2017, the company signed with Parnaĺba Gás Natural S.A., a subsidiary of the company Eneva S.A., the contract for assignment of its full stake in the field of Azulão (Concession BA-3), located in the state of Amazonas. The total value of the transaction is US$ 54.5 million and will be paid on the date of the closing of the transaction.
The completion of this transaction is subject to the fulfillment of the usual precedent conditions, including approval by ANP. As such, the corresponding assets and liabilities pursuant to this transaction continue to be classified as held for sale as of 31 December 2017.
Strategic Partnership between Petrobras and Statoil
On 18 December 2017, the company and the Norwegian company Statoil signed contracts related to the assets of the strategic partnership, further to the Heads of Agreement (“HoA”) signed and disclosed on 29 September 2017. The main contracts signed are:
• Strategic Alliance Agreement (“SAA”) - agreement that describes all the documents and initiatives related to the Strategic Partnership covering all the initiatives negotiated;
• Sale and Purchase Agreement (“SPA”) - transfer of 25% stake of

Petrobras in the Roncador field to Statoil;
• Strategic Technical Alliance Agreement (“STAA”) - strategic agreement for technical cooperation aiming at maximizing the value of the asset, focused on increasing the volume of recoverable oil (recovery factor) including the extension of the useful life of the field;
• Gas Term Sheet - option for Statoil to hire a certain processing capacity of natural gas at the Cabiúnas Terminal (TECAB) for the development of the BM-C-33 area, where the companies already are partners, in which Statoil is the operator.
The Strategic Partnership has among its objectives, to take advantage of the Statoil’s experience in the management of mature fields in the North Sea, applying this knowledge to increase the recovery factor of the field of Roncador. For this purpose, the companies signed the STAA for technical cooperation and joint development of projects to increase the recovery factor, cost control, and application of new technologies.
The SPA contract provides for the sale of 25% stake in the Roncador field for the total value of US$ 2.9 billion, of which US$ 2.35 billion due at the closing of the transaction and the remainder balance in contingent payments related to investments in projects that aim to increase the recovery factor of the field, limited to US$ 550 million. At the date of signing of contracts, Statoil made an advance payment in the amount of US$ 117.50 million for this acquisition. The assets and liabilities relating to this transaction were classified as held for sale, resulting in the recognition of impairment losses on
31 December 2017, as per explanatory note 14.1.
On 13 March 2018, CADE approved the sale process without restrictions, though there still remains the need for compliance with the other precedent conditions, including approval of ANP.
Other corporate restructuring
Restructuring of Petrobras Distribuidora (BR)
On 25 August 2017, the Board of Directors of Petrobras approved the corporate restructuring of its wholly-owned subsidiary Petrobras Distribuidora S.A. (BR), with the execution of the following transactions:
• capital inflows from Petrobras to in BR in the approximate amount of R$
6,313 million, performed on 31 August 2017 for the pre-payment of debts precapital inflows of Petrobras in BR valued at approximately R$6,313 million,

performed on 31 August 2017 for the pre-payment of debts previously contracted by BR and guaranteed by Petrobras (explanatory note 11.2); and
• partial division of the BR with incorporation of the demerged portion by
Downstream Participações Ltda. (“Downstream”), a subsidiary whose capital belongs entirely to the Petrobras. The demerged share contemplates the receivables held by BR arising from Contracts of Confession of Debt (CCDs) with the Eletrobras System, which have real guarantees, plus the receivables with other companies in the Petrobras System, in the approximate amount of the contribution described above. The demerged share was incorporated by Downstream on 31 August 2017.
Incorporation of Nova Fronteira Bioenergia
On 15 December 2016, Petrobras concluded an agreement of incorporation and other covenants with Grupo São Martinho S.A. (São Martinho) through its subsidiary Petrobras Biocombustĺvel S.A. (PBIO), a company in the biofuel segment. The agreement stipulated that the 49% stake held by PBIO in Nove Fronteira Bioenergia S.A. was to be incorporated by São Martinho.
On 23 February 2017, the transaction was completed upon the receipt by PBIO of 24,000,000 new common shares issued by São Martinho, representing 6.593% of the total shares of this company. Those shares were classified as bonds and securities available for sale.
On 27 December 2017, the Extraordinary General Meeting (EGM) of PBIO decided to authorize the sale of the São Martinho shares in a block of shares (block trade mode).
On 16 February 2018, through auction at B3, PBIO sold its 24,000,000 São Martinho S.A. shares, at the price of R$ 18.51 (eighteen reais and fifty-one cents) per share, terminating, upon this sale, its participation in the total capital of São Martinho S.A. The settlement of the transaction occurred on 21
February 2018.
Incorporation of Downstream
On 7 November 2017, the EGM of Petrobras approved the incorporation of Downstream Participações Ltda to Petrobras with its consequent extinction, without an increase in the capital of Petrobras.
c) unusual events or transactions.

Collective action (class action) and related proceedings
One Consolidated Collective Action (class action) and thirty-three individual actions were filed by investors before the Federal Court for the Southern District of New York (USA) and one action was filed by an individual investor in the Federal Court for the Eastern District of Pennsylvania (USA), all with arguments similar to those presented in the Consolidated Collective Action.
The authors argue that the Petrobras, through material facts, disclosures and other information filed with the United States Securities and Exchange Commission (SEC), have reported materially false information and committed omissions capable of inducing investors to error, especially in relation to the value of its assets, expenses, net profit and efficiency of its internal controls over financial statements and anti-corruption policies, due to accusations of corruption with respect to certain contracts, which had supposedly increased the price of Petrobras securities in an artificial manner.
On 2 February 2016, the Judge accepted the request of the Main Authors for class certification, creating one class of investors whose claims are based on the Securities Act represented by Hawaii and North Carolina (the “Securities Act Class”), and one class of investors whose claims are based on the Exchange Act, represented by USS (the “Exchange Act Class”). The Securities Act Class was largely defined as all purchasers of securities issued by Petrobras, PifCo and/or PGF, in transactions in the United States, directly in, pursuant to and/or traceable to public offerings of 15 May 2013 and 11 March 2014, and who have suffered losses. The Exchange Act Class was largely defined as all purchasers of securities of Petrobras, PifCo and/or PGF between 22 January
2010 and 28 July 2015, in the New York Stock Exchange (New York Securities Exchange) or by means of other transactions occurring in the United States, and who have suffered losses.
Between 21 October 2016 and 13 September 2017, the Board of Directors of Petrobras approved agreements to terminate twenty-one Individual Actions (the “Individual Actions Closed”), leaving 13 Individual Actions pending (six of which were suspended from the filing) (the “Outstanding Individual Actions”). The terms of the agreements of the Individual Actions Closed are secret and Petrobras denies all the allegations of acts contrary to the legislation. The agreements aim to eliminate uncertainties, burdens and costs associated with the continuity of these disputes.
To reflect the agreements concluded in the Individual Actions Closed, as well as the negotiations at an advanced stage with other authors of individual actions, the company recognized R$ 1,476 million in the result (R$ 261 million in 2017 and RS 1,215 million in 2016).
At the end of December 2017, the company signed an agreement to end the Consolidated Collective Action, still subject to judicial approval (the “Collective Action Agreement”).

The purpose of the Collective Action Agreement is to terminate all the demands currently in progress and which could be filed by purchasers of Petrobras securities in the United States or by purchasers of Petrobras securities listed for transactions or that were settled through the Depository Trust Company in the United States, including the Outstanding Individual Actions. Under the terms of the Collective Action Agreement, for the purposes of the agreement only, the parties agreed with the certification of a new class defined as all individuals who (i) during the period between 22 January
2010 and 28 July 2015 (the “Class Period”) acquired Petrobras securities, including securities issued by PifCo and/or PGF, in the New York Stock Exchange or in terms of other Covered Transactions; and/or (ii) purchased securities issued by Petrobras, PifCo and/or PGF in Covered Transactions,
directly in, pursuant to and/or traceable to the public offer of 13 May 2013 registered in the United States and/or the public offer of 10 March 2014 registered in the United States, before Petrobras made available to shareholders a financial statement covering a period of at least twelve months from the effective date of the offerings (11 August 2014 for the public offer of 13 May 2013, and 15 May 2015 for the public offer of 10 March 2014).
If approved, the Collective Action Agreement eliminates the risk of an unfavorable judgment, which, as previously reported by Petrobras, could cause a material adverse effect on the company and its financial situation, and it eliminates uncertainties, burdens and costs associated with the continuity of this dispute.
Under the Collective Action Agreement, Petrobras (together with its subsidiary PGF) has agreed to pay US$ 2,950 million (R$ 9,759 million), in two installments of US$ 983 million (R$ 3,252 million) and a final installment of US$ 984 million (R$ 3,255 million). The first installment of the agreement was paid on 1 March 2018. The second installment will be paid within ten days from the final approval of the Collective Action Agreement. The third installment will be paid (i) within up to six months from final approval, or (ii) on 15 January 2019, whichever occurs last.
On 16 January 2018, the Supreme Court of the United States accepted a consensus petition of the parties to postpone the examination of the Petrobras appeal pending final approval of the Collective Action Agreement.
The Collective Agreement Action was submitted to the District Court for preliminary approval. On 23 February 2018, a hearing was held before the District Court, and the judge decided in favor of the preliminary approval on
28 February 2018. The potential members of the class will be notified and will have the opportunity to either join or not join the agreement and to submit any objections that will be assessed by the District Court.
If the Collective Action Agreement is approved definitively, the authors of the Outstanding Individual Actions will be eligible to participate in the agreement. These authors shall also have the option not to accede to the Collective Action Agreement and, if so, such actions will continue.

Some individuals are seeking measures in Brazil against Petrobras to cancel and/or suspend the Collective Action Agreement. To date, no adverse measure has been taken against the agreement.
The agreement does not constitute acknowledgment of guilt or practice of irregular acts by Petrobras. In the agreement, the Company expressly denies any liability. This reflects its status as a victim of the acts revealed by Operation Car Wash, as recognized by the Brazilian authorities, including the Federal Supreme Court. In the condition of victim of the scheme, Petrobras has already recovered R$ 1.475 billion in Brazil and will continue to seek all legal measures against companies and individuals responsible.
Collective action filed by investor Foundation in the Netherlands
On 23 January 2017, Stichting Petrobras Compensation Foundation (“Foundation”) filed a class action lawsuit in the Netherlands, in the District Court of Rotterdam, against Petróleo Brasileiro S.A. - Petrobras and its subsidiaries, Petrobras International Braspetro B.V. (PIB BV) and Petrobras Global Finance B.V. (PGF), plus joint venture Petrobras Oil & Gas B.V. (PO&G) and a few former Petrobras managers.
The Foundation claims that it represents an unidentified group of investors and requires a judicial declaration that the defendants had acted unlawfully in relation to investors who purchased shares or securities issued by Petrobras and PGF outside the USA before 28 July 2015, in connection with the alleged illegal acts, stating that the alleged financial loss of these investors is related with facts revealed by Operation Car Wash and alleged false financial information disclosed by the company.
The demand relates to complex issues, and the result is subject to substantial uncertainties that depend on factors such as: the legitimacy of the Foundation to represent the investors, the laws applicable to the case, the production of evidence in the possession of third parties, forensic analysis, schedule to be defined by the Court and judicial decisions on key issues of the proceeding. It is not possible to predict at this time whether the company will be responsible for the actual payment of indemnities, as this analysis will depend on the outcome of these procedures, as well as to whether and what investors could submit indemnity claims.
Furthermore, the allegations are broad, cover several years and involve a variety of activities. All these elements make the possible impact of applications by the Foundation to be highly uncertain in the current phase of the process. Regardless, Petrobras believes it has been the victim of the corruption system revealed by Operation Car Wash, and seeks to demonstrate and prove such a condition also before the Dutch authorities.
In view of the uncertainty present at the moment, it is not possible to make any safe assessment of possible risks related to this dispute. The Foundation has no right to claim any loss and damage, and if such are recognized, they shall be fixed in subsequent specific proceedings to be filed by the investors themselves or on their behalf, unless an agreement is concluded that includes such investors.
Petrobras and its subsidiaries deny the allegations made by the Foundation and will defend themselves firmly in the lawsuit in reference.
Other related proceedings initiated by investors
The company is also a party to arbitrations and judicial proceedings in Brazil, which are currently at their early stages. These proceedings were filed by investors who purchased shares in B3 and claim damages arising out of the acts revealed by Operation Car Wash.

10.4. Significant changes in accounting practices - Qualifications and emphases in the auditor opinion
a) Significant changes in accounting practices
The Officers of the Company note that there was no significant change in accounting practices in the last three years.
The main standards issued by IASB in previous years, which have not yet entered into force and whose adoption was not anticipated by the Company by 31 December 2017, are:
IFRS 9 - Financial Instruments - establishes, among other things, new requirements for: classification and measurement of financial assets, measurement and recognition of loss by reducing the recoverable value of financial assets, changes in terms of financial assets and liabilities, hedge accounting and disclosure;
IFRS 15 - Revenue from contracts - establishes the principles that should be applied to display useful information to users of financial statements about the nature, value, the time and the uncertainty of revenue and cash flows arising from a contract with the client, which includes greater disclosure requirements. This standard shall be applied to all contracts with clients, except when the transaction involves non-monetary exchanges between entities in the same line of business to facilitate sales to clients or potential clients, or when the transaction is within the scope of another standard;
IFRIC 22 - applicable to transactions in foreign currency (or part thereof) which results in the recognition of non-monetary asset or non-monetary liability, arising out of early payment or receiving (advance), before the asset, expenditure or revenue related to advance is recognized. IFRIC 22 clarifies that the date of the exchange rate to be used in the initial recognition of the asset, expenditure or revenue related to advance is the same as used in the initial recognition of the advance; and
IFRS 16 - contains principles for the identification, recognition, measurement, presentation and disclosure of commercial leases, by both lessees and lessors.
The rules relating to IFRS 9, IFRS 15 and IFRIC 22 shall enter into force on 1
January 2018, and IFRS 16 shall enter into force on 1 January 2019. For more information, see explanatory note 6 in the financial statements at 31
December 2017 the company.

b) Significant effects of changes in accounting practices
The Officers of the Company note there were no changes, as per item (a)
above.
c) Qualifications and emphases present in the auditor opinion
The Officers of the Company note that there were no paragraphs of emphasis on the financial statements for the financial years ended 31 December 2017 and 2016.
Emphasis - Effects of the “Operation Car Wash” on the operations of the company
The Independent Auditors’ opinion dated 21 March 2016, concerning the financial statements for the financial years ended at 31 December 2015 and
2014, indicated aspects related to the “Operation Car Wash” and contemplated the following emphasis:
“We call attention to explanatory note 3 to the financial statements, which describes the consequences of “Operation Car Wash” on the Company, covering:
• accounting write-off in 2014, of R$ 6,194 million in the consolidated financial statements (R$ 4,788 million in the individual financial statements) referring to additional expenses improperly capitalized in the acquisition of fixed assets;
• the steps that are being taken in relation to the matter, including internal investigations conducted conducted by law firms, under the direction of a Special Committee constituted by the Company;
• the investigation that is conducted by the U.S. Securities and Exchange
Commission - SEC; and
• the Civil investigation initiated by the Prosecutor’s Office of São Paulo State to determine potential damage caused to investors in the Brazilian securities market.
We also call attention to explanatory note 30.4 to the financial statements, which describes the filing of lawsuits against the Company, for which a possible loss or possible range of losses cannot be estimated due to their current stage.”
In connection to the effects of “Operation Car Wash,” the company admits the degree of uncertainty involved in the estimate methodology and will continue monitoring the results of investigations in progress. If further information is available relating to the scheme of improper payments, and if reliable information is available indicating with sufficient precision that the estimates used should be adjusted, the company will assess whether the adjustment is material and, if so, recognize it.

10.5. Critical accounting policies
The preparation of financial statements requires the use of estimates and judgments for certain operations and their consequences to assets, liabilities, income and expenses. The assumptions used are based on history and other factors considered relevant, periodically revised by Management, whose actual results may differ from the estimated values.
The following are information about accounting practices and estimates that require high level of judgment or complexity in their application and that may materially affect the financial position and the results of the company.
Oil and natural gas reserves
Oil and natural gas reserves are calculated based on economic, geological and engineering information, such as well profiles, pressure data and data from drilling fluid samples. The volumes of reserves are used to calculate rates of depreciation/depletion/amortization under the method of units produced, in tests of recoverability of assets (impairment), in calculations of provisions for dismantling areas and to define highly likely that exports are subject to cash flow hedging.
The determination of the estimate of the volume of reserves requires significant judgment and is subject to review, at least annually, conducted from revaluation of existing data and/or newly available information related to the production and geology of the reservoirs, as well as changes in prices and costs used. Revisions may also result from significant changes in the development strategy of the company or in production capacity.
The company appraises reserves in accordance with the criteria from the Securities and Exchange Commission (SEC) and ANP/SPE (National Agency of Petroleum, Natural Gas and Biofuels - ANP/Society of Petroleum Engineers - SPE). The main differences between the ANP/SPE and SEC criteria are: sales prices, whereas ANP/SPE criterion uses the company’s project prices where the SEC criterion considers the average price on the first working day of the last 12 months; and the ANP permission to consider volumes beyond the term of concession, for ANP/SPE criterion. Under the SEC criterion, estimated only refer to proven reserves, whereas the ANP/SPE criterion includes estimates of proven and unproven reserves.
According to the definition established by the SEC, reserves of crude oil and gas are the quantities of oil and gas which, through the analysis of geoscience and engineering data, can be estimated with reasonable certainty as economically viable from a given date, known reservoirs, and under economic conditions, current operating methods and government regulations. Proven reserves are subdivided into developed and undeveloped reserves.
Developed proven reserves are those which it is possible to expect the recovery: (i) through existing wells, with current equipment and operational methods, or where the cost of the equipment required is relatively small when compared to the cost of a new well; and (ii) by means of installed extraction equipment and infrastructure, in operation at the time of the estimate of the reserve, if the extraction occurs by means that do not involve a well.
Although the company understands that proven reserves will be produced, the quantities and periods of recovery may be affected by several factors, which include the completion of development projects, the performance of the reservoirs, regulatory aspects and significant changes in the price levels of crude oil and natural gas in the long term.
Further information on reserves is presented in the additional information about exploration and production activities of oil and natural gas.
a) Impact of oil and natural gas reserves on depreciation, depletion and amortization
Depreciation, depletion and amortization are measured based on reserve estimates produced by specialized professionals of the company, in accordance with the definitions established by the SEC. Revisions of proven developed and non-developed reserves have a prospective impact on the values of depreciation, depletion and amortization recognized in results and the accounting values of oil and natural gas assets.
As such, if the other constant variables are maintained, a reduction in proven estimated reserves would prospectively increase the periodic value of expenditure with depreciation/depletion/depreciation, whereas an increase in reserves would prospectively result in a reduction in the value of periodic expenses with depreciation/depletion/amortization.
Further information on depreciation and depletion is presented in explanatory notes 4.8 and 12.
b) Impact of oil and natural gas reserves on impairment test
Assets linked to the exploration and development of oil and natural gas production have the recovery of their value tested annually, regardless of whether there is evidence of loss of value. To evaluate the recoverability of such assets, the company uses the value in use, as explanatory note 4.10.

Generally speaking, the analyzes are based on proven and probable reserves in accordance with the criteria established by ANP/SPE.
c) Impact of oil and natural gas reserves in the estimates of costs with obligations related to dismantling of areas
The estimated at the time of completion of the costs with obligations related to dismantling onshore or offshore areas at the end of the operations at production sites is based on the term of exhaustion of proven reserves in accordance with the criteria established by ANP/SPE.
Thus, revisions of the exhaustion term of reserves can affect the provision of costs with obligations related to dismantling areas.
d) Impact on highly probable exports that are object of cash flow hedge
The calculation of “highly probable future exports” has as its basis the exports envisaged in the Business Plan and Management (PNG) and the Strategic Plan (PE) and which are derived from estimates of proven and probable reserves. Revisions of such reservations may impact the expectations in relation to future exports and, consequently, the designations of hedge ratios. For example, a designation of hedge ratio must be withdrawn if the future exports which served as a basis for such designation can no longer be considered as highly probable. In this case, the gain or loss accumulated in equity on the basis of the hedge ratio must be reclassified to the result when the future export occurs. When it is no longer expected that the future export will occur, the gain or loss accumulated in equity is immediately transferred to the result of the period.
Premises for testing recoverability of assets (Impairment)
Impairment tests involve uncertainties related mainly to the key assumptions: average price of Brent and average exchange rate (Real/US dollar) whose estimates are relevant for virtually all business segments of the company. A significant number of interdependent variables for determining the value in use, whose application in tests of impairment involves a high degree of complexity, derives from these estimates.
The markets for crude oil and natural gas have a history of significant price volatility and, although occasionally, there may be significant drops, long- term prices tend to continue being dictated by market supply and demand fundamentals.
The projections related to key assumptions derive from the business plan and management for the first five years, and are consistent with the strategic plan for the subsequent years. Such projections are consistent with evidence from the market, such as independent macroeconomic forecasts, analyzes of industry and experts. Statistical tests, such as backtesting and feedback, are also performed to continually improve the forecasting techniques of the company.
The company’s price prediction model is based in a non-linear relation between the variables that aim to represent the fundamentals of supply and demand in the market. This model also considers the impact of the decisions of the Organization of Petroleum Exporting Countries (OPEC), costs of the industry, idle capacity, oil and gas production provided by specialized firms and the relationship between the oil price and the exchange rate of the US dollar.
Changes in the economic environment can generate changes in assumptions and, consequently, the recognition of losses due to devaluation in certain assets or CGUs, since, for example, the price of Brent directly impacts the sales revenues and margins of refining company, while the exchange rate of the US dollar against the real impacts mainly investments and operating expenses.
Changes in the economic and political environment may also result in higher country-risk projections causing increase in the discount rates used in the tests of impairment.
Reductions in future prices of crude oil and natural gas, which are considered long-term trend, as well as negative effects arising from significant changes in the volume of reserves, in the curve of expected production, the costs of extraction or at discount rates, as well as decisions on investments that result in the postponement or interruption of projects, may be evidence of the need to conduct tests of recoverability of assets (impairment).
The recoverable value of certain assets does not exceed substantially their accounting values and, for this reason, it is reasonably possible that devaluation losses are recognized in these assets in the coming years due to the observation of a distinct reality in relation to the premises assumed, as explanatory note 14.1.1 of the Financial Statements for 2017.
Definition of cash-generating units for tests of recoverability of assets
(Impairment)
The definition of cash-generating units - CGUs involves judgment and evaluation by the Administration, based on its business model and management. Changes in the cash-generating units (CGUs) that are identified by the company may result in additional losses or reversals in asset recovery. Such changes can happen as a result of revisions to investment, strategic or operational factors which may result in changes in changes to the interdependencies between assets and, consequently, in the aggregation or disaggregation of assets that were part of certain CGUs. The definitions adopted were as follows:
a) CGUs in the Exploration and Production segment:

i.

Oil and gas production field or hub: composed by a set of assets linked to the exploration and the development of production of a field or a hub (set of two or more fields) in Brazil or abroad. At 31 December

2017, the fields of Guriatã and Guriatã Sul were considered under the same CGU, namely, the Guriatã hub, since both fields share the same reservoir, a fact that also occurred with the fields of Canário da Terra and Canário da Terra Sul, which formed the Canário da Terra hub. Thus, on 31 December 2017, the Exploration and Production segment had 40 areas treated as hubs which encompass 179 fields.
Additionally, at 30 November 2017, the company submitted to ANP the declaration of commerciality for the Mero field, considered a CGU on 31 December 2017.
Drilling rigs are not linked to any CGU and are tested individually for the purposes of recoverability.
b) CGUs in the Downstream segment:
i. Downstream CGU: set of assets consisting of the refineries, terminals and pipelines, as well as the logistics assets operated by Transpetro, with combined, centralized operation of logistics and refining assets, having as a common goal the service of the market at the lowest overall cost and, above all, the preservation of the strategic value of the asset set in the long term. Operational planning is done centrally and the assets are not managed, measured or evaluated by their individual, isolated economic-financial result. Refineries do not have autonomy to choose the crude oil to be processed, the mix of derivatives to produce, markets where to allocate them, which portion will be exported, which intermediaries will be received and the prices of sales of products. Operational decisions are analyzed through an integrated model of operational planning to service the market, considering all the options of production, import, export, logistics and inventory, seeking to maximize the overall performance of the company. The decision on new investments is not based on individual assessment of the asset where the project will be installed, but the result for the CGU as a whole. The model on which all the planning is based, which is used in technical and economical feasibility studies of new investments in refining and logistics, seeks to allocate a given type oil, or mix of derivatives, to define the service of markets (area of influence), aiming at the best results for the integrated system. Pipelines and terminals are complementary and interdependent parts of refining assets, with the common goal of service to the market;

ii. CGU Petrochemical Complex of Rio de Janeiro (Comperj): assets under construction in Refinery Production Unit 1 - Comperj. In 2014, the company chose to postpone this project for an extensive period of time;
iii. CGU 2nd refining production unit RNEST: assets under construction of the second refining production unit at the Abreu e Lima Refinery and associated infrastructure. In 2014, the company chose to postpone this project for an extensive period of time;
iv. CGU Petrochemicals: used to include the assets of the petrochemical plants of companies PetroquĺmicaSuape and Citepe. In December
2016, the assets no longer composed a CGU and were reclassified to noncurrent asset held for sale, based on the approval of the sale of the assets for these two companies by the company;

v.

CGU Transport: the generating unit in this segment is defined by the assets of the Transpetro fleet of vessels. In December 2017, Transpetro Management decided to hibernate for an indefinite period of time three PANAMAX-class vessels under construction (I-512, I-513 and I-104) and, as a consequence, these assets no longer belong to the CGU Transport and had their recoverable values tested in isolation;

vi. CGU Convoy-Waterways: comprises the set of vessels (convoys) under construction in the Waterways project (ethanol transportation along the Tietê River). In 2016, they were removed from the CGU Transport due to the postponement of the project for an extended period of time;
vii. CGU SIX: shale processing plant; and
viii. Other CGUs: comprise assets abroad appraised at the smallest identifiable group of assets that generates cash inflows independently of cash inflows from other assets or groups of assets.
c) CGUs in the Gas and Power segment:
i. CGU Natural Gas: set of assets that composes the commercial network of natural gas (gas pipelines), units of natural gas processing (UPGN) and set of asset of nitrogenous fertilizers (industrial plants. Considering the low prospect of success on the sale of certain fertilizer plants and the decision by Management continue the strategic stance defined in the 2018-2022 Business and Management Plan approved in December 2017 to withdraw from this business, all plants that were still part of the CGU Natural Gas were removed and now have their recoverability tested in isolation;

ii. CGU Unit of Nitrogenous Fertilizers III (UFN III): Nitrogenous Fertilizers Plant III, whose construction is currently halted and the date of entry into operation is postponed since 2014;
iii. CGU Energy: set of assets that compose the portfolio of thermoelectric plants (UTE).
iv. Other CGUs: comprise assets abroad appraised at the smallest identifiable group of assets that generates cash inflows independently of cash inflows from other assets or groups of assets.
d) CGU in the Distribution segment: set of distribution assets, mainly related to the operating activities of Petrobras Distribuidora S.A.
e) CGU in the Biofuel segment

i.

CGU Biodiesel: set of assets that composes the biodiesel plants. The definition of the CGU, with joint assessment of plants, reflects the process of planning and execution of production, considering domestic market conditions and the supply capacity of each plant, as well as the results achieved in the auctions and the supply of raw materials; and

ii. CGU Quixadá: includes the assets of the Biodiesel Plant in Quixadá-CE.
In September 2016, it was removed from the CGU Biodiesel in light of the decision to terminate its operations.
Investments in affiliated companies and joint ventures, including goodwill, are tested individually for the purposes of evaluating their recoverability.
Further information on the reduction to the recoverable amount of assets is presented in explanatory notes 4.10 and 14 of the Financial Statements for
2017.
Pension benefits and other post-employment benefits
Actuarial commitments and costs with the defined benefit pension plans and retirement and medical care depend on a series of financial and demographic assumptions, among the main are:
• Discount rate - includes the projected inflation curve based on the market plus actual interest determined through an equivalent rate that combines the maturity profile of the pension and health obligations with the future curve return of longer-term securities of the Brazilian Government;
• Variance rate of medical and hospital costs - assumption represented by the projected growth rate of medical and hospital costs, based on the history of disbursements for each individual (per capita) of the company in the last five years, which equals the rate of general inflation in the economy within 30 years.
These and other estimates are reviewed annually and may differ from actual results due to changes in market and economic conditions, in addition to the actual behavior of the actuarial assumptions.
The sensitivity analysis of discount rates and variation of medical and hospital costs, as well as further information of the assumptions, are disclosed in explanatory note 22 to the 2017 Financial Statements.
Estimates relating to legal proceedings and contingencies
The company is a party to arbitration, judicial and administrative proceedings involving civil, tax, labor and environmental matters arising from the normal course of its operations, and uses estimates to determine the values and the probability of outflow of resources based on opinions and technical evaluations of its legal advisors and the judgment of Management.
These estimates are performed individually or by grouping cases with similar theses and essentially take into account factors such as the examination of requests made by the authors, robustness of existing evidence, jurisprudential precedents of similar cases and doctrine on the subject. Specifically for labor lawsuits by contractors, the company estimates the expected loss through a statistical procedure because of the volume of lawsuits with similar characteristics.
Arbitration, judicial and administrative decisions in lawsuits against the company, new jurisprudence, changes in the set of existing evidence can result in a change in the probability of outflow of funds and their measurements through analysis of their grounds.
Information on provisioned proceedings and contingencies is presented in explanatory note 30 to the 2017 Financial Statements.
Estimates of the costs with obligations for dismantling areas
The company has legal obligations for removal of equipment and restoration of onshore and offshore areas at the end of the operations in production sites. The most significant obligations related to of asset removal involve the removal and disposal of installations at sea (offshore) for oil and natural gas production in Brazil and abroad. The estimates of the costs of future removals and environmental recoveries are made on the basis of current information about costs and expected recovery plans.

The calculation of these estimates are complex and involve significant judgments, considering that: (i) the obligations will occur in the long term; (ii) that the contracts and regulations have subjective descriptions of the practices of removal and restoration and the criteria to be met at the time of effective removal and restoration; and (iii) that the technologies and costs of removal of assets change constantly, along with environmental and safety regulations.
The company is constantly conducting studies to incorporate technologies and procedures in order to optimize the operations of abandonment, considering the best practices in the industry. However, the terms and values of future cash flows are subject to significant uncertainties.
Further information on the dismantling of areas is presented in explanatory notes 4.14 and 20 of the Financial Statements 2017.
Deferred taxes on profit
The company uses judgment to determine the recognition and the value of deferred taxes in the financial statements. Deferred tax assets are recognized if it the existence of that taxable future profits is probable. The determination to recognize deferred tax assets requires the use of estimates contained in the Business Plan and Management (PNG) for the Petrobras System, which is approved annually by the Board of Directors. This plan contains the main assumptions that support the measurement of future taxable profits which are: (i) the price of Brent crude; (ii) exchange rate; (iii) net financial result.
The movement of deferred income tax and contribution are presented in explanatory note 21.5 to the 2017 Financial Statements.
Cash flow hedge accounting for export
The calculation of “highly probable future exports” has as its basis the exports envisaged in the current Business Plan and Management (PNG) and Strategic Plan (PE) and represent a portion of the amounts projected for export revenue in the medium- and long-term. The value considered highly probable is obtained considering the future uncertainty about the price of oil, oil production and demand for products in a model of optimization of operations and investments of the company, and by using as threshold a historic percentage of exported volume in relation to the total production of oil. The values of future exports are recalculated at each change of assumptions in the projection of the PNG and PE. The methodology used for its calculation, as well as their respective parameters, is reassessed at least once a year.
Other information and sensitivity analyzes of cash flow hedge accounting for export are disclosed in explanatory note 33.2 of the 2017 Financial Statements.

Write-off of additional costs improperly capitalized
As described in explanatory note 3, the company performed accounting write- offs of R$ 6,194 million in the third quarter of 2014, referring to the capitalized costs representing amounts paid in the acquisition of fixed assets in previous years.
To record these adjustments, the company has developed a methodology described in explanatory note 3. Petrobras admits the degree of uncertainty involved in said estimate methodology, and will continue to monitor the result of current investigations and the availability of further information relating to the scheme of improper payments, and if reliable information is available indicating with sufficient precision that the estimates The company used should be adjusted, the company will assess whether the adjustment is material and, if so, recognize it.
However, as already discussed, the company believes that it has used the most appropriate methodology to determine the values of improper payments capitalized and there is no evidence indicating the possibility of a material change in the amounts written off.
Losses in doubtful debt accounts
The losses related to doubtful accounts are established considering objective evidence of losses which, among others, include: cases of significant financial difficulty of the issuer or obliged party, including specific sectors, judicial collection, petition for bankruptcy or judicial recovery. Further information on losses on doubtful debt is presented in explanatory note 8 to the 2017
Financial Statements.

10.6. Relevant items not evidenced in the financial statements

a.	Assets and liabilities held by the issuer, either directly or indirectly, which do not appear on its balance sheetoff-balance sheet items), such as:

i. operating commercial leases, assets and liabilities;
ii. portfolios of written-off receivables on which the entity keep risks and responsibilities, indicating their respective liabilities;
iii. future contracts of purchase and sale of products or services;
iv. construction contracts not completed;
v. contracts for future receipts of funding.

The Officers of the Company note that, on 31 December 2017, the company had no off balance sheet items which have or may have a material effect on our financial condition, revenues or expenses, operating results, liquidity, investments or capital resources.
The following table summarizes the contractual obligations of the Company and the outstanding commitments at 12.31.2017:
CONTRACTUAL OBLIGATIONS R$ million
Payments due by Period
Total 2018 2019-
2022
2023 on

Balance sheet items: * Debt obligations**	360,724	23,160	155,081	182,483
With the transfer of benefits, risks and controls of	759	84	242	433
Provision for Dismantling	47,347	3,133	5,525	38,690

Total of balance sheet items	408,830	26,377	160,848	221,606

Other contractual commitments Natural gas ship or pay ****	23,182	4,678	18,504	0
Contracted services	189,907	66,090	53,060	70,757
Commitment to purchase NG ***	26,066	4,616	21,450	0
Without the transfer of benefits, risks and controls of
goods	304,398	27,844	83,505	193,049
Purchase commitments	29,782	21,944	7,777	61

Total of other commitments	573,335	125,172	184,296	263,867

Total	982,165	151,549	345,143	485,473

* Except the value of R$ 121,916 million relating to our obligations to pension plans and medical benefits, which are partially funded by R$ 49,704 million in assets of the plan. The information on post-retirement benefit plans for employees, including a timetable of expected salary of liabilities with pension plans and medical benefits, can be found on explanatory note 22 to our audited consolidated financial statements.
** Includes accrued interest, short-term and long-term debt (current and noncurrent portions). Information on our future payments of principal and interest (not discounted) for the coming years can be found on explanatory note 47 to our audited consolidated financial statements.
** Includes R$ 563 million classified as liabilities held for sale
*** The current import contract is set to finish, initially, on 31 December 2019, and shall be automatically extended until the full contracted maximum volume is removed by Petrobras, which indicates its extension, at least, to April 2022.

b. other items not evidenced in the financial statements
The Officers of the Company note that IFRS 16 “Leases” will become effective for the financial report period beginning on or after January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases, from the lessees and lessors’ perspectives. The Company is assessing the impacts that IFRS 16 will have on its financial statements, is unable to make a reasonable estimation of those impacts at this stage of the implementation process. Once the estimated impact can be evaluated with sufficient reliability, it may result in the need to renegotiate the terms of certain debt instrument with BNDES (Brazilian Development Bank) and other financial institutions, especially regarding the covenants clauses related to debt level

10.7. Comments on items not evidenced in the financial statements
a) as such items alter or may alter revenue, expenditure, operating results, financial expenses or other items in the financial statements of the issuer
The Officers of the Company note that the contracts not evidenced in the financial statements are related to the operating activities of the Company and the accounting records will result from the effective use of the good or service. Such items does not yet meet the criteria for recognition of liabilities as they are obligations arising from contracts not yet fully performed and, as a consequence, there is no recognition of corresponding assets or expenditure
b) nature and purpose of the transaction
See item “a” above.
c) nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the transaction
See item “a” above.

10.8. Business Plan
a) Investments, including:
i. quantitative and qualitative description of investments in progress and planned investments:
In December 2017, the Board of Directors of Petrobras approved the 2018-
2022 Business and Management Plan (PNG 2018-2022).
The PNG 2018-2022 focuses on safety and the reduction of financial leverage, keeping as a basis the two main top metrics, one related to safety and the other financial, as already defined in the PNG 2017-20211 and which continue guiding the strategic actions of the company:
The safety metric has been advanced by two years: the limit of the Rate of Recordable Injuries per million man-hours (TAR) was reduced from 1.4 to 1.0 in 2018;
The financial leverage target was maintained: Net debt/adjusted EBITDA of 2.5 in 2018.
The safety metric considers the Rate of Recordable Injury (TAR), which is a metric widely used in the oil and gas industry. The TAR limit for the year of
2018 was changed from 1.4 to 1.0 due to the implementation of the
Commitment to Life Program in 2017, whose actions were 100% completed, contributing to the reduction of TAR by approximately 50%, i.e., from 2.15 in
2015 to 1.08 in October/2017. This program will have a new cycle, containing actions guided by the safety of processes and incorporated to the principles and guidelines that also cover the dimensions of Environment and Health.
The financial indicator continues to be the Net Debt/adjusted EBITDA, with the goal of 2.5 by December 2018. The goal is that the indicator is in decline and convergent by 2022, with the world average of major companies in the industry.
The main pillars of the plan are: competitive prices, efficiency of investments (capex), efficiency of operating expenses (opex) and program of partnerships and divestitures.
The assumptions on the average price of Brent and average exchange rate adopted for planning were considered according to the table below:

		2018	2019	2020	2021	2022
Brent	US$/barril	53	58	66	70	73

Câmbio Nominal	R$/US$	3,44	3,55	3,62	3,69	3,80

1 The PNG 2017-2021 defined two main metrics, one in safety and another financial, which guide the company’s strategy: (i) reduce by 36% the Rate of Recordable Injury1, from 2.2 in 2015 to 1.4 in 2018; and (ii) reduce the leverage (Net Debt/EBITDA) from 5.11 to 2.5 in 2015 by 2018.
The portfolio of investments of the PNG 2018-2022 maintains the same level of investments compared to the PNG 2017-2021 and continues to prioritize oil exploration and production projects in Brazil. In the other business areas, investments are intended primarily to maintain operations and for projects related to offloading oil and natural gas production and are distributed per the tables below.
PNG 2018-2022 investments - 2018-2022 Period
Production curve of Oil, NGL and Natural Gas
The company expect to achieve a total production of oil and gas, in Brazil and abroad, of 3.5 million barrels of oil equivalent per day (boed) 2022, of which
2.9 million barrels per day (bpd) in oil and natural gas liquids (NGL) in Brazil, already considering new investment level, partnerships and divestments.

Risk Management
Petrobras continues to adopt specific initiatives for the improvement of risk management, including the identification and planning of mitigation actions, in order to allow timely and appropriate response, in any scenario.
Among the main risks identified, we highlight:
Relevant changes in market conditions, such as volatility of prices of crude oil and natural gas, product sales and margins;
Major Accidents / asset integrity;
Performance of partnerships and divestments; Delays in platform construction;
Legal proceedings and contingencies.
Strategic Monitoring
In 2016, the Board of Directors (CA) of Petrobras approved the Strategic Plan (PE) of the company with an emphasis on the vision and the five fundamental principles that define what Petrobras wants to be, and also the 21 strategies linked to these principles.
Petrobras Vision: “An integrated energy company with focus on oil and gas that evolves with society, generates high value and has unique technical capacity”; having as values the respect for life, for people and the environment; ethics and transparency; market orientation; resilience and confidence; and results.
In December 2017, the Board of Directors approved the results of the ongoing process of strategic monitoring of the company, which operates from the ongoing assessment of the business environment, as well as the implementation of the plan, allowing adjustments to be made in a more agile and effective manner.
The process promoted adjustments on the set of strategies established in the PE approved in 2016, with the incorporation of three new topics: (1) the transition to a low carbon economy; (2) the preparation of the company to capture opportunities arising from the digital transformation; and (3) optimization of risk and financial management of the company; resulting in a total of 20 strategies and 78 initiatives related thereto. Each initiative in turn features benchmarks with systematic follow-up, to ensure discipline in their execution.
The five fundamental principles of the company’s vision are translated in 20 strategies presented below:

Efficient integration:
Reduce the risk of Petrobras, adding value in Exploration & Production (E&P), Refining, Transportation, Logistics, Distribution and Sales through the active management of portfolio by means of partnerships, acquisitions and divestments.
Restructure the Electric Power business, seeking the alternative that maximizes value to the company.
Energy, with focus on oil and gas:
Manage the exploratory portfolio in order to maximize the economicity and ensure the sustainability of the production of oil and gas.
Manage in an integrated manner the portfolio of E&P projects.
Optimize the business portfolio, fully withdrawing from all the activities of biofuel production, distribution of Liquefied Petroleum Gas (LPG), production of fertilizers and participations in petrochemical, preserving technological skills in areas with development potential.
Maximize the value generation in the gas supply chain as a for long-term transition fuel.
Evolves with society:
Strengthen internal controls and governance, ensuring transparency and effectiveness of the system to prevent and fight deviations, without prejudice to the agility of decision-making.
Recover credibility and strengthen the relationship and reputation of Petrobras next to all stakeholders, including the company’s control and oversight bodies, maintaining a transparent, respectful and proactive conversation.
Prepare the company for a future based on a low carbon economy.
Capture the opportunities created by the digital transformation, applying new technologies to the processes of the company and/or generating new processes or new business, with a focus on adding value

Company determined to generate value:
Ensure discipline in the use of capital and return to shareholders in all
Petrobras projects, with high reliability and predictability in its delivery.
Continuously optimize productivity and costs in accordance with the best international practices.
Manage the procurement process of goods and services with a focus on value, aligned with international standards and metrics, meeting compliance requirements, while maintaining flexibility in adverse scenarios and volatility of demand and contributing to the development of the chain as a whole.
Promote management of our workforce in an environment of participatory culture and mutual trust oriented toward results that add value, with safety, ethics, responsibility, stimulating the debate, meritocracy, simplicity and compliance.
Strengthen the management of reservoirs to maximize the value of E&P contracts in all regulatory regimes, seeking opportunities for continuous incorporation of reserves.
Promote market pricing policy and maximize margins in the value chain. Optimizing the financial and risk management of the company.
Technical capacity:
Ensure constant development of technological skills in areas with potential for development, strengthening the performance of current business.
Prioritize the development of production in deep waters, acting primarily on strategic partnerships, bringing together technical and technological skills.
Facilitate the design and implementation of projects with a low equilibrium price of oil, with safety and compliance with environmental requirements.
ii. sources of financing for investments:
In order to meet the investments and payments of interest and amortization projected for the 2018-2022 period, Petrobras plans to use as sources of financing its operating generation, partnerships and divestments.

The partnership and divestment program is an important part of the Plan and its implementation has reached the value of US$ 13.6 billion in the 2015-2016 biennium, whereas the target for the 2017-2018 biennium is US$ 21 billion.
In relation to the operational costs, the company continues with reduction efforts, foreseeing an amount of US$ 136.8 billion in manageable operating expenses in the PNG 2018-2022.
These initiatives, combined with an operating cash generation estimated at US$158 billion, after dividends, will allow Petrobras to carry out its investments and reduce its debt, without the need for new net borrowings on the horizon of the plan.
Fontes e Usos 2018-2022
(US$ bilhões)
For more information on the PNG 2018-2022, see the presentation available on the company’s website at the electronic address http://www.investidorpetrobras.com.br/pt/apresentacoes/plano-de-
negocios-e-gestao.
ii. relevant disinvestment in progress and forecast disinvestment:
The active management of the Company’s portfolio allied to its strategy of acting in partnership results in an important source of funds to company through the Partnership and Divestment Program.
The Program is aligned to the Business and Management Plan and seeks to optimize the business portfolio, fully withdrawing from the activities of biofuel production, distribution of LPG, production of fertilizers and participations in petrochemical plants, preserving technological skills in areas with development potential. In addition, the program is considered one of the main pillars for the reduction of the level of leverage of Petrobras.
In March 2017, the Federal Court of Accounts (TCU) appoved the Company’s new divestment methodology, and determined the restart of divestment projects in progress, which had still not been signed, so the new methodology was used. As such, all the projects without a signed contract have been terminated.
The new methodology has caused delays in divestment projects in progress, but it has brought greater transparency to the governance of the program. All stages below are not disclosed to the public:
Stage where the divestment intention is made public, and potential stakeholders are invited to participate in the competitive process
Optional stage performed to identify and select the participants truly interested in the purchase and who see greater value in the assets/companies under divestment
Stage where the competition to select the best offer on the part of potential stakeholders occurs, so as to maximize the value of the sale;
Optional stage, which occurs when exclusivity to a potential buyer is formally granted after the binding stage;
Stage in which the agreements of purchase and sale (or assignment of rights) are signed, containing the conditions in which the transaction must occur, including the precedent conditions to closing;
Stage where the transaction is completed upon fulfillment of the precedent conditions provided for under contract.

Transactions signed under the 2015-2016 disinvestment plan, but completed in 2017 and early 2018, or not yet completed because they await the fulfillment of contractual and legal precedent conditions:

Date of Signature	Date of Closing	Transaction	Nominal Value* (US$billion)
Transactions concluded

7/22/2016	1/4/2017	Sale of 100% of Petrobras Chile Distribuición Ltda.	0.5

12/28/2016	2/3/2017	Sale of total 45.97% stake in Guarani S.A.	0.2

9/23/2016	4/4/2017	Sale of 90% of shares of Nova Transportadora do Sudeste (NTS), a transportation company of natural gas in Southeastern Brazil.	5.2

12/28/2016	1/15/2018	Strategic Alliance with the French company Total, including the assignment of 22.5% of the rights in the concession area of Iara, and the assignment of 35% rights, as well as the operation, in the concession area in the field of Lapa, in block BM-S-9.	2.2

Pending transactions

12/28/2016	-	Sale of Companhia Petroquĺmica de Pernambuco (“PetroquĺmicaSuape”) and Companhia Integrada Têxtil de Pernambuco (“Citepe”)**	0.4

Total			8.5

Transactions signed under the 2017-2018 disinvestment plan:

Date of Signature	Date of Closing	Transaction	Nominal Value* (US$billion)
Transactions concluded

12/14/2017	12/22/2017	Petrobras Distribuidora IPO	1.5

2/16/2018	2/21/2018	Sale of the total of shares of São Martinho S.A. (6.593%).	0.1

Pending transactions

2/28/2017	-	Sale of 50% of Termobahia S.A., as part of the Strategic Partnership between Petrobras and Total.	-***

11/22/2017	-	Total transfer of Petrobras’ stake in the Azulão Field.	0.05

12/18/2017	-	Strategic Partnership with Statoil: technical agreement aiming at increasing the volume of recoverable oil in the Roncador Field; agreement to share infrastructure for gas export; and transfer of 25% Petrobras’ stake in the Roncador field.	2.9

Total			4.5

* Values received or to be received at the closing of the transactions and subsequent payments;
** Transaction approved by CADE in February/2018;
***Value not yet disclosed.
BOX: Program Results
2015-2016 Biennium (target US$ 15.1 billion):
- Value of signed transactions: US$ 12.9 billion*
- Cash inflow in 2017 and early 2018: US$ 6.9 billion**
2017-2018 Biennium (target US$ 21 billion):
- Value of signed transactions: US$ 4.5 billion
- Cash inflow in 2017 and early 2018: US$ 1.7 billion
* Value revised after disapproval of the sale of Liquigás by CADE.
** Includes the value received from the sale of NTS, consisting of: US$ 2.59 billion referring to the sale of the shares and US$1.64 billion referring to debentures convertible into shares issued by NTS, maturing in 10 years, for replacement of debt with Petrobras Global Trading BV, a wholly-owned subsidiary of Petrobras

PETROBRAS

The following transactions awaited judgment by the CADE Court and their respective results were disclosed in February 2018, as below:

1. **Liquigás Distribuidora S.A.**: CADE disapproved, on 2/28/2018, the sale of Liquigás, our wholly-owned subsidiary operating the LPG distribution, to Ultragaz. This decision constitutes an event of termination of the contract of purchase and sale of Liquigás, signed on 11/17/2016, whereas a fine is levied against Ultragaz, on our behalf, to the value of R$ 286.2 million.

   Alternatives are under analysis for the divestment of Liquigás, which remains in the Partnership and Divestment Program, pursuant to our Strategic Plan.

2. **Suape and Citepe**: CADE approved on 2/7/2018 the sale transaction of Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco(Citepe), our wholly-owned subsidiaries, to the company Alpek. Despite this approval, the completion of the transaction is still subject to compliance with other precedent conditions.

BOX: BR IPO

Petrobras Distribuidora, one of the wholly-controlled companies of the Company, a leader in the fuel distribution segment in Brazil and listed on Novo Mercado, the primary segment of corporate governance among public companies in the Brazilian stock market, held on 15 December 2017 its initial public offering of shares (Initial Public Offering - IPO) in B3, with the ticker BRST3.

Petrobras Distribuidora shares were initially traded at a price of R$ 15.00 per share. The main lot (base offer) was 291,250,000 shares and the supplementary lot was 43,687,500 shares. The initial public offer attracted investors from Latin America, Europe and the United States.


Distribuição Geográfica
Europa
Latam 30%
USA 60%


Institucional vs. Varejo
Varejo 10%
Institucional 90%

The total amount of the offer has reached the value of R$ 5,024.062,500,00. The IPO of Petrobras Distribuidora represented the largest IPO in the Brazilian stock market since 2013 and represented the return of Petrobras Distribuidora to capital markets.

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PETROBRAS

For more information on the IPO of Petrobras Distribuidora (BR) see Reference Form available on BR's investor relations website: http://www.br.com.br/pc/ri

In continuing with the Partnership and Disinvestment Program, in 2017 and early 2018, we made the following disclosures to the market related to disinvestments in progress:

Market Disclosures in 2017 and Early 2018*

Summary Scope of the Transaction	Disclosure of the Teaser	Start of the Non-Binding Stage	Start of the Binding Stage
Full sale of corporate interest in Petrobras companies in Paraguay (Distribution, Gas and Operations and Logistics).	7/7/2017	8/14/2017	10/26/2017
Assignment of full interest in the Maromba Field, in the Campos Basin.	7/6/2017	-	10/3/2017
Full assignment of rights in seven sets of shallow-water fields (30 concessions), in Ceará, Rio Grande do Norte, Sergipe, Rio de Janeiro and São Paulo.	7/28/2017	10/4/2017	-
Full assignment of rights at the hubs of Pampo and Enchova, in shallow waters, in Rio de Janeiro	7/28/2017	10/4/2017	2/27/2018
Full assignment of rights in three sets of onshore fields (50 concessions), in Rio Grande do Norte and Bahia.	8/28/2017	11/17/2017	-
Sale of 90% corporate interest in Transportadora Associada de Gás S.A. ("TAG"), a wholly-owned Petrobras subsidiary.	9/5/2017	10/23/2017	12/28/2017
Full sale of corporate interest in Araucária Nitrogenados S.A. (ANSA) and in the Nitrogenous Fertilizer Unit III (UFN-III).	9/11/2017	10/27/2017	12/19/2017
Full assignment of rights in five sets of onshore fields (total 19 concessions), in Ceará, Rio Grande do Norte and Sergipe.	9/22/2017	-	-
Sale of 100% interest in Petrobras Oil & Gas B.V. ("POGBV" - owner of E&P assets in Africa).	11/7/2017	11/17/2017	-
Sale of 100% of the shares held by Petrobras Biocombustíveis in the company BS BIOS.	12/14/2017	2/5/2018	-
Full sale of the Pasadena Refinery, located in Texas, USA	2/6/2018	-	-

*Information updated to 28 February 2018.

b) provided that already disclosed, indicate the purchase of plants, equipment, patents or other assets expected to materially influence the productive capacity of the issuer

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The Officers of the Company note that there was no acquisition of plants, equipment, patents or other assets expected to materially influence the productive capacity of the issuer in the period.
c) New products and services, indicating:
i. description of research in progress already disclosed
The Officers of the Company note that Petrobras invests in research and development as a way to expand the pursuit for new frontiers of production and to achieve continuous improvements in its operations. The Company has a history of success in the development and deployment of innovative technologies, as for example in the areas of drilling, completion and production of wells in deep waters. The Brazilian concession contracts for oil and gas require that we make investments of at least 1% of gross revenues of the concession resulting from high-productivity oil fields in research and development. Out of these funds, up to half can be invested in their own research facilities in Brazil and the rest must be invested in Brazilian universities and institutions registered with ANP for this purpose.
Petrobras operates a research and development center, CENPES, dedicated to its activities, in Rio de Janeiro, Brazil since 1963. In 2010, the Company inaugurated its expansion, doubling the capacity of its laboratories, projecting it as the largest research complex in the southern hemisphere, with some laboratories especially dedicated to pre-salt technologies. In December 2017, Cenpes had 1301 employees, of whom 1197 dedicated exclusively to the area of R&D, 23% of which holders of Master’s degrees and 14% holders of of Doctorates. Cenpes operates in partnership with more than 100 universities and research institutions, both national and foreign, suppliers and other operators, and aims to develop technologies to facilitate compliance with the Business and Management Plan, in addition to anticipate trends and invest in technological routes aligned to Strategic Planning.
The main results in research and development obtained by Petrobras in 2017 were:
Use of the ICARO Program, an internally developed software to optimize water injection in wells in the field of Albacora Leste, enabling the incorporation of 6.56 million boe to total reserves in this field; Development of equipment to evaluate injectivity and stability of chemical products, reducing the risk of loss of production in the pre-salt layer and generating gain estimated at US$ 30 million;
Multiphase pumping technology, implemented in a mature onshore field, generating gains of R$ 10 million/year by the increase of oil production in the order of 30%;
Control of fouling in heat exchangers of the production plant in FPSO Cidade de Angra dos Reis in the pre-salt layer, through the selection and specification of new inhibitor, preventing shutdown of equipment for chemical cleaning, with benefits of approximately US$ 95 million/year; Bypass of the Sulfate Removal Unit(URS), performed with success in P-58, based on a study by CENPES, providing in a year and a half an additional
5.5 million barrels of oil produced due to 30% higher operational efficiency, arising from the injection of water without restrictions;
Availability of Diverless Bell Mouth technology, an equipment designed to reduce the need for actions of divers in the well interconnection maneuvers, generating an estimated potential benefit of at S$ 3.2 million per FPSO by reducing the downtime of the maneuvers awaiting diving conditions;
Development of the first cooling water catchment made of relief hoses, as an alternative to imported rigid piping. The installation on P-25 generated approximately R$ 4.5 million in savings on materials, with 100% local content;
Use of the CORE program (Schedule of oils and resources), developed by us, has enabled the optimization of planning, procurement and allocation of drilling rigs for the fields of Libra and Libra 2, generating potential savings of R$ 3 million;
Deployment of the PEROLA System, a type of PIG (tool for internal inspection of ducts in the oil and gas industry) capable of measuring through the use of laser, the internal geometry of ducts, to identify internal corrosion and changes in thickness or geometry. In the inspection of a burn-off furnace in REFAP alone, the use of the tool enabled cost reductions of approximately R$ 260 thousand to the provision of services, providing accurate information about the dimensional integrity of piping and allowing operational continuity;
Revalidation of repairs in defective metal pipes, through analysis of the structural integrity of the repair systems. This revalidation has avoided the exchange of piping in the scheduled outage of Platform PCE-1, prolonging their time of use for three more years with the possibility of new revalidation in 2020, generating savings in the order of R$ 2 million; Development of the Scenario system, a software that assists in the incorporation of the environmental variable in decision-making over the development of E&P projects in offshore areas, allowing the assessment of potential environmental impact of technologies on biological groups and marine habitats, at various stages of an activity;
Revision of the models of planning tools for better representation of the processing with oil loads from the pre-salt, identifying the influence of quality of gasoils in the process of Fluidized Catalytic Cracking (FCC). The revision resulted in increased revenues of US$ 23 million a year, through exchanges between exported and processed crude oil;
Development of a device that reduces the instabilities in the offload of piping in Hydrotreatment Units, reducing the economic losses in production, due to the limitation of flow and the quality of the load, generating estimated gains of up to R$160 million/year.

Cenpes also operates in the provision of technical assistance services to solve operational problems, seeking efficiency gains, operational optimization and cost reduction. As an example we mention the application of advanced non- destructive testing techniques in the detection and sizing of cracks in welds and in equipment in the segments of Exploration & Production and Refining and Natural Gas, which reduced the time of interventions, postponed scheduled shutdowns and generated savings for the company.
ii. total amounts spent by the issuer in research for development of new products or services

R&D Expenditure (R$ billion)
2015	2016	2017

2.02	1.83	1.83

iii. projects In development already disclosed
see item 10.8.c.i
iv. total amounts spent by the issuer in the development of new products or services see item 10.8.c.ii

10.9. Other factors with material influence
The Company discloses this item information about expenditure on advertising, sponsorships, partnerships and agreements, as well as the criteria used by Petrobras to allocated funds for such expenses:
Sponsorship
The sponsorship policy of Petrobras is structured from continuous corporate programs that define the strategies and priorities of activity of the company in the cultural, social, environmental, and sports areas. The strategies and priorities of actions in cultural and sports sponsorship, which are defined by the Executive Department on Communication and Brands and are approved by the Executive Office, are public and available on our website. The company’s sponsorship programs, as well as its advertising actions, aim to strengthen its image and reputation with its stakeholders.
Petrobras develops the following sponsorship programs in the cultural and sports spheres:
Petrobras Cultural Program (sponsorship program of Petrobras to the arts and culture). Cultural sponsorships are made to Brazilian projects with highlighted cultural value, that are innovative, with high potential return and alignment to the brand strategy of Petrobras. The sponsored projects follow lines of action with focus on Music, Performing Arts and Audiovisual Media, including the sponsorship to the production, circulation and expansion of access to cultural products, support for cultural venues, festivals and maintenance of groups, among others.
Petrobras Sports Program (program of Petrobras sponsorships of Petrobras) which is composed of sports projects of national scope according to the institutional and market needs of Petrobras. Sports sponsorship is geared towards opportunities to promote the brand and relationship initiatives, in addition to technological association. Two main lines of action are defined: Motor Sport, supporting auto racing, involving technological cooperation for development of products; and High Performance Sport, which covers Olympic sports and sports of participation, including the formation of a group of sponsored athletes called the Petrobras Team.
Sponsorship proposals are evaluated technically and collectively by the Management of Corporate Relations, Events and Sponsorship of Petrobras. After the authorization of the Executive Management of Communication and Brands, procedures for internal procurement are initiated, including the opinions on the sponsorship agreement by the Legal, Financial and Compliance areas. After the values and final deliveries (obligations) are defined through negotiations conducted by a Negotiation Committee, contracts are forwarded to the Special Secretariat for Social Communication of the Presidency of the Republic (SECOM) for approval. If approved, they return to Petrobras, where they follow the company’s procurement procedures based on Decree 2,745 of
1988, and on the Petrobras’ Procurement Manual (MPC), to be approved according to the limits of authority defined in the Petrobras Limits of Authority Chart.
Petrobras measures the return obtained by sponsorship projects from the assessment of brand exposure and media spaces achieved and the association of initiatives with the Company’s brand and reputation. In addition, Petrobras performs comparative analysis against the investment necessary to achieve equivalent publicity and positive impact.
The value executed in 2017 in the sponsorship accounts was R$ 83,136,633.64 million (Cultural: R$ 53,842,285.51; Sports: R$ 20,578,000.00 and Events: R$
8,716,348.13).
Advertisement
Petrobras’ institutional and marketing advertising actions are:
planned strategically and tactically in annual cycles, so they are fully aligned with the Communication, Brands and Relationship Plan (PCMR), which, in turn, is unfolded in the Strategic Plan (PE) and the Business Plan of the Company (PNG 2018-22).
Developed in full alignment with the defining elements of the position of the Petrobras brand.
carried out in accordance with the interests of Petrobras based on the dynamism and changes in the scenario in which the company is inserted; the market as a whole and, in particular, the oil and energy industry; the national and global geopolitical context; the imminence of opportunities or emergency situations; the need to make public and amplify brand position; the need to communicate the attitudes and actions of the corporation; the objectives and targets of the Company’s business. In each of those cases, a problems or communication need must be characterized, for which the advertising tool is the most efficient and technically fitting, provided that such deployment is in line with and contributes to the strategic objectives of the PCMR and PE/PNG.
always performed always respecting and prioritizing ethnic, geographic, gender, age, and people with disabilities diversity, in addition to fighting any form of discrimination, disrespect or embarrassing situation, in compliance with the laws and the Brazilian Code of Advertising Self- Regulation, which establishes the ethical standards applicable to advertising and propaganda, in particular, the articles listed below:
“Article 1 - Every ad should be respectful and conform to the laws of the country; it should be honest and true.”
“Article 2 - Every ad should be prepared with a due sense of social responsibility, avoiding to disparagingly stress social differentiations arising out of greater or lesser purchasing power of groups for which it is intended, or which it could possibly reach.”
“Article 20 - No advertisement shall promote or encourage any kind of offense or racial, social, political, religious or nationality discrimination.”
As set forth in Decree No. 4,799/2003 in its Art. 9 and Law 12,232 in its Art. 4, advertising services are to be hired through advertising agencies. As such, the planning and execution of advertising initiatives of Petrobras are carried out by advertising agencies Bidder, that follow technical criteria and standards of quality established by the Company, demanded through periodic inspection, and aligned to the SECOM Normative Instruction 7 of 19 December 2014, which regulates advertising by bodies and entities of the Federal Executive branch.
The two current contracts with advertising agencies were a result of public competitions and followed the procurement procedures of Petrobras, as governed by Decree 2,745 of 1988 and the Petrobras Procurement Manual (MPC) and, in a complementary way, Law no. 4,680/1965, 8,666/1993 and
12,232/2010, alternatively. Procurement was evaluated by the Statutory
Committee and approved by the Executive Office and by the Board of Directors of Petrobras, with previous and subsequent opinions from the Compliance and Legal areas, which follow the entire process. Tenders for advertising services also undergo prior and subsequent assessment by SECOM, pursuant to Normative Instruction 4 of 21 December 2010. The subject matter of such contracts is the execution of advertising services, such as advertising content creation and production and purchase of media spaces in communication outlets.
Advertising initiatives are approved and authorized by the Department of Brands, Advertising and Media and the Executive Department on Communication and Brands. Authorization of expenses occurs according to the Limits of Authority Chart in force. The production of advertisement pieces and reservation of space in the media must be brought to prior knowledge of Secom, pursuant to Section V of Normative instruction no. 7.

The expenses with Petrobras’ contracts are listed in our Transparency Portal, as well as advertising investments in recent years. Petrobras’ expenses with Advertising are not described in the financial statements. In 2017, the expenses with advertisement conveyed by Petrobras was about R$ 173.3 million, per the table below. These amounts may undergo changes due to outstanding closures of verification reports on the effective placement.

MEDIUM	VALUE
Broadcast TV	R$59,314,128.18

Cable TV	R$21,729,144.05

Magazine	R$8,055,812.00

Newspaper	R$15,528,238.26

Radio	R$5,008,349.21

Internet	R$35,006,362.97

External Media	R$11,978,664.03

Cinema	R$4,750,348.16

Production	R$11,927,686.87

TOTAL	R$173,298,733.74

Regarding Partnerships and Covenants, the Company has Partnership and
Covenant contracts in the following areas:

(i)

The activities in Research and Development (R&D) are coordinated by the Leopoldo Américo Miguez de Mello Research and Development Center (Cenpes), with 1301 employees at Cenpes, 1197 of which dedicated exclusively to the R&D area, 23% holders of a Master’s degree, and 14% holders of a Ph.D. In 2017, Petrobras worked in partnership with more than 200 universities and research institutions, both national and foreign, with an investment of approximately R$ 553 million in partnership with them.

The activities to Promote the Training of Human Resources for the Oil, Gas, Energy, and Biofuel sector take place through the Ciência sem Fronteiras (Science Without Borders) Program and the Human Resources Training Program (PFRH). The PFRH, conducted by the Department of Human Resources/Careers, Succession and Mobility/Recruitment and Selection (RH/CSM) has invested in 2017 approximately R$5.3 million in top-level agreements concluded between the company and Federal Universities, and about R$ 1.3 million in vocational training covenants with Federal Institutes of Education. There are currently 21 active covenants, 20 of which in higher education and 1 at the vocational training level, present in 11 educational institutions distributed in 8 states of Brazil.
In relation to the Science without Borders Cooperation Protocol (PCSF), to which Petrobras, CAPES and CNPq are signatories, was awarded a second addendum in 12.20.2017, in order to grant up to 214 scholarships for

Sandwich Doctorates and Full Doctorates abroad, to train specialized labor, seeking to meet the demands and requirements of the Oil, Gas,
Energy and Biofuels sector, enabling scientific production in the lines of interest of the company.
For this program, approximately R$ 123 million were provisioned in 2017, referring to the fourth and last installment provided for in the respective Work Plan. Those funds have not yet been effectively transferred to CNPq, but they should be credited by the month of March 2018.
The information on which institutions participate in the PFRH as well as the amount of current scholarships in the program and general data on
PCSF can be found on Petrobras’ website, under “About Us”, access
“Careers” and “Training Opportunities”. Specific information on stipend costs and other currents aids for the Science Without Borders Program are available on CNPq’s website, under the section “Scholarships and
Stipends.”
It should be mentioned that there are 65 agreements in effect relating to claims by unions in the 2017 Collective Bargain Agreement, paragraph 1, clause 25, which do not establish a financial relationship with teaching institutions. They refer to an agreement with higher education institutions to grant discounts to employees and their dependents. The payment of tuition and other expenses arising from the participation of beneficiaries and their dependents will be made solely and exclusively by the student or legal guardian, directly to the partner institution, i.e. there is no allocation of funds for this type of agreement on the part of Petrobras.
Information in Annex 9-1-II of CVM Instruction 481/09
Proposed allocation of net income for the year, in accordance with Annex 9-1-II of CVM Instruction 481/09:
Not applicable due to the determination of net loss in the year ended 12.31.2017.

ANNEX III
Information on Item 5.3 of the “Formulário de
Referência”

ANNEX III
Item 5.3 of the “Formulário de Referência”
5.3 - Description of the internal controls
a) The main practices of internal controls and the degree of efficiency of such controls, indicating any imperfections and the steps taken to correct them:
The Company’s management is responsible for establishing and maintaining effective internal controls related to the preparation and disclosure of consolidated financial statements and the assessment of the effectiveness of internal controls at entity , operational, financial, and information technology levels related to the process of preparation and disclosure of said statements, in order to provide reasonable assurance regarding the reliability of the preparation and disclosure process of consolidated financial statements , in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).
Due to its inherent limitations, internal controls applied in the preparation and disclosure processes of consolidated financial statements might not prevent or detect inaccurate statements in a timely manner, regardless of how well designed and executed. Therefore, even when those systems are considered effective, they can provide only reasonable assurance in relation to the preparation and presentation of consolidated financial statements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or the risk that the degree of compliance with policies or procedures may deteriorate.
Management, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), performs review of its materiality and specific risks, as well as mapping of processes, systems and key controls. Internal controls are annually self-evaluated by the Company’s managers (control self-assessment), reviewed on the adequacy of the design and tested for operational efficiency, by our internal auditors.
Management assessed the effectiveness of internal control over financial reporting as of December 31, 2017. Based on this assessment using the classification of internal control weakness set by the Brazilian standard NBC TA 265 (Brazilian Standard Accounting 265), and due to significant deficiencies not remedied, Management has concluded that the internal control over the Company’s financial reporting were fully effective on December 31, 2017.
During the assessment of internal control over the Company’s financial reporting were fully effective on December 31, 2016, the administration has identified significant deficiencies which, however, did not generate impacts on financial reports. During the year of 2017, the administration has implemented efforts to remedy the significant shortcomings identified in
2016, as described below.
1) Assets
As reported of previous years, Management has identified deficiencies in controls that represented a significant deficiency concerning fixed assets, due to identification of potential risks arising from the financial and economic situation of suppliers. Such deficiencies resulted in failures in the identification of the need to write-off specific advances to suppliers, which would not result in future economic benefits and in the identification of the need to recognize expenses for the breach of such agreements.
In an effort to remedy such significant deficiencies, the Board adopted as measured in 2017 the improvement of procedures and the strengthening of controls relating to advances granted to suppliers and the provisioning of evictions. Were implemented actions associated with the identification of potential suppliers with financial difficulties, the strengthening of activities of provisioning of advances to suppliers, as well as the improvement in the procedures for monitoring and analysis of the processes of recruitment and execution of agreements.
Based on these actions and the evaluation of the effectiveness of our controls, management has concluded that a significant deficiency was remedied on 31 December 2017.
2) Contingent provisions and liabilities of contentious nature
In 2015 and 2016, Management identified deficiencies in design related to the controls to capture and record judicial proceedings to which the Company is a party. Additionally, a deficiency was identified related to the adequate posting of the classification of likelihood of contingency loss as likely, possible or remote. In specific cases, control operation did not guarantee with precision the change of classification of likelihood of loss for specific contingencies.
In response to the significant deficiency identified, Management adopted actions to remedy the deficiencies and standardize the operation of controls, resulting in improvements to the design of processes, internal controls, and internal procedures for contingent provisions and liabilities, among which the following stand out:
Strengthening the standardization of technical guidelines and standards adopted in the Petrobras System to the litigation, by means of common corporate rule;

Revision and improvement of the design of internal processes, contemplating analytical workflows more activities to which was incorporated into the matrix of risks and controls revised and expanded;
Incorporation into the system of internal controls of the external data monitoring by specialized company recognized in the market, in order to capture new processes distributed directly The databases of the Brazilian courts, even before the citation of the Petrobras;
Incorporation into the system of internal controls of additional monitoring of external data through the distribution of certificates obtained directly from the courts or districts residually not covered by the contractor;
Creation of a monthly reconciliation control for the database of company systems, in order to mitigate risks in tax, royalties, and government participation contingencies.
Based on these actions and in the evaluation of the effectiveness of controls, Management has concluded that a significant deficiency was remedied on December 31, 2017. The set of actions and procedures adopted mitigate the risks and problems identified in previous exercises on the theme and is aligned with the corporate governance practices cited in item
12.13 of the Reference Form.
3) Calculation of Company net actuarial liability
In 2015 and 2016, the Company identified deficiencies in the process to generate data used to calculate actuarial liability related to its health plan (AMS) and the pension plan (Petros). These deficiencies referred to the totality of the sample and the accuracy of its individual information in the databases used for actuarial calculation. These deficiencies have not had an impact on financial statements in 2015 and 2016.
In response to these deficiencies, Management has adopted measures in relation to the internal controls related to data base, as described below:
- Improvement of internal controls and procedures, strengthening the analysis and review of relevant information to the database;
- Enhancement of alignment between the different systems, including third party systems, involved in the overall scenario;
- Implementation of procedures to improve the reliability of information from the health care plan system (AMS) and the pension plan system (Petros);

- Re-registration of health plan participants. This re-registration will take place in waves, starting with participants whose charging method occurs by issuance of bank bills.
Additionally, in 2016 the company identified deficiencies in its controls over the monitoring of specific benefit plans assets managed by Petros and their adjusted reflexes in Petrobras’ financial statements.
In response to remaining deficiencies as of December 31, 2017, with respect to the collateral assets of FundaçãonPetros, Petrobras, in its supervisory role, will have access to information from Petros’ internal controls area and will periodically assess through its Petros Surveillance Commission and Advising to Board of Directors, the improvement actions of to Petros’ control environment, in order to preserve its interests as sponsor.
Based on these actions and in the evaluation of the effectiveness of controls, Management concluded that a significant deficiency was remedied on December 31, 2017.
4) Management of access and segregation of duties in business and information technology processes
In previous years, we identified deficiencies in the operation of controls related to procedures to grant access and analysis of segregation of duties in specific transactions which, when assessed collectively, constituted a significant deficiency.
Were identified control deficiencies related to the management, review and monitoring of access, including critical functions and segregation of duties in business processes within the Enterprise Resource Planning - ERP environment (corporate management system).
This control deficiency did not have material impact on financial statements of previous years.
In 2017, the Company took actions to remedy control deficiencies, including the improvement of procedures and automation in the user access management to the ERP environment.
Management created a group of work improve the design of the controls relating to the deficiencies identified, whose actions to remediate were:
Review of the methodology of risk management related to access control functions to the ERP environment, aiming to implement a process of evaluation of the risk of segregation of duties and access to critical systems. These methodologies were did for respective managers, considering transactions, objects and values. This review included our areas of business risk, compliance, and Security of Information

Technology and Business. The rules for the classification of risk (critical, high, medium or low) consider the probability and possible of each impacts. With this new process, this evaluation is performed continuously throughout the year, to detect new risks and possible changes in the business environment;
Evaluation of conflicting profiles associated with the critical risks of segregation of duties into systems. As a result, we have relevant reductions in the number of conflicts and significantly exposure to these risks;
Redesign of monitoring controls, enabling the analysis of the reason of the potential risk of segregation of duties throughout the year;
Implementation of interface between the access control system to ERP systems and access control for some systems that are not part of the ERP environment;
Redrawing of preventive controls to improve the rules of different levels of approval for granting access critical and conflicting profiles; and
Continuous improvement in the quality of guidance, training and advice to the responsible for monitoring and review of risks associated to the segregation of functions and Critical access.
Based on these actions and in the evaluation of the effectiveness of controls, management has concluded that a significant deficiency was remedied on 31 December 2017. The set of actions and procedures adopted mitigate the risks and problems identified in previous exercises on the theme and is aligned with the corporate governance practices cited in item
12.12 of the Reference Form.
b) Organizational structures involved
The Company features within its structure an Executive Office for Governance and Compliance, which is responsible for compliance and internal controls processes and periodically reports progress to the Statutory Audit Committee, a collegiate linked to the Company’s Board of Directors. The dismissal of the Executive Director may only occur by resolution of the Board of Directors, with the quorum that count with the vote of at least one of the Board of Directors elected by the minority shareholders or preferential shareholders
It is the Executive Secretary of Governance and Compliance, linked to the CGD, coordinate the actions of internal controls, corporate governance and corporate, in addition to prevention and research on issues of fraud and corruption.

The Executive Department for Compliance is responsible for conducting the process of Internal Controls Certification at Petrobras and Subsidiaries on an annual basis, using a risk assessment methodology based on the criteria defined in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which includes the review of materiality and specific risks, process flows, controls and key systems, as well as the review of self-assessment of controls ( Control Self- Assessment - CSA) carried out by Company managers.
Internal Audit, a body attached to the Board of Directors, is responsible for assessing the effectiveness of internal controls (at the entity, operational, financial and information technology level), reporting the results to the Statutory Audit Committee, including compliance with policies, rules and procedures to prevent or detect the occurrence of errors, fraud and / or business losses.
c) If and how the efficiency of internal controls is supervised by the issuer’s management, indicating the positions of the persons responsible for such monitoring
The establishment and maintenance of the Company’s internal controls regarding the preparation and disclosure of the consolidated financial statements and the evaluation of their effectiveness is a process executed by the managers, under the responsibility of the President and the Chief Financial and Investor Relations Officer, supervised by the Executive Director of Governance and Compliance and by the Statutory Audit Committee, a member of the Board of Directors of the Company.
d) Deficiencies and recommendations on the internal controls presented in the detailed report, prepared and sent to the issuer by the independent auditor, pursuant to the regulations issued by the CVM that deal with the registration and the exercise of the independent audit activity
Due to the deadline for issuing the detailed report prepared and sent to the issuer by KPMG Auditores Independentes (KPMG), containing the deficiencies of controls detected during the year, Management does not yet have such document.
e) Comments of the Directors on the deficiencies indicated in the detailed report prepared by the independent auditor and on the corrective measures adopted
As indicated above, the administration does not yet have such a report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer